As filed with the Securities and Exchange Commission on March 22, 2005

Registration No. 333 -122174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ADVANCED MICRO DEVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3674	94-1692300
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One AMD Place

Sunnyvale, California 94088-3453

(408) 749-4000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Harry Wolin, Esq.

Senior Vice President, General Counsel

Advanced Micro Devices, Inc.

One AMD Place

Sunnyvale, California 94088-3453

(408) 749-4000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Tad J. Freese

Latham & Watkins LLP

505 Montgomery Street, Suite 2000

San Francisco, California 94111

(415) 391-0600

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration number for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier, effective registration statement for the same offering.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 22, 2005

OFFER TO EXCHANGE

up to $600,000,000 aggregate principal amount of its

7.75% Senior Notes due 2012,

which have been registered under the Securities Act,

for any and all of its outstanding 7.75% Senior Notes due 2012

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2005, unless extended.

•	We will exchange all outstanding private notes that are validly tendered and not validly withdrawn for an equal principal amount of a new series of notes, referred to in this prospectus as exchange notes, which are registered under the Securities Act.

•	The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the staff of the SEC.

•	You may withdraw tenders of outstanding notes at any time before the exchange offer expires.

•	The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the exchange notes are substantially identical to the outstanding private notes, except for transfer restrictions and registration rights relating to the outstanding notes.

•	You may tender outstanding notes only in denominations of $1,000 and multiples of $1,000.

•	Our affiliates may not participate in the exchange offer.

Please refer to “ Risk Factors” beginning on page 15 of this prospectus for a description of the risks you should consider before exchanging the notes.

We are not making this exchange offer in any state where it is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved of the notes or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     .

We have not authorized any dealer, salesperson or other person to give any information or make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus as if we had authorized it. This prospectus does not offer to sell or solicit an offer to buy any securities other than the registered notes to which it relates, nor does it offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The information contained in this prospectus is current only as of the date on the cover page of this prospectus, and may change after that date.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to Advanced Micro Devices, Inc., One AMD Place, Sunnyvale, California 94088, Attention: Legal Department, or call (408) 749-4000 and ask to speak to someone in our Legal Department. In addition, to obtain timely delivery of any information you request, you must submit your request no later than                     , 2005, which is five business days before the date the exchange offer expires.

Each broker-dealer that receives exchange notes for its own account in exchange for private notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for private notes which the broker-dealer acquired as a result of market-making or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

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MARKET AND INDUSTRY DATA

Market and industry data throughout this prospectus were obtained from a combination of third-party industry data and good faith estimates of management based on these data. While we believe these industry data and estimates of management are reliable, neither we nor the initial purchasers have independently verified this data. Accordingly, neither we nor the initial purchasers make any representations as to the accuracy or completeness of these data. We are not aware of any misstatements regarding market or industry data contained in this prospectus; however, such data involves risks and uncertainties and is subject to change based on various factors, including those factors discussed in the “Risk Factors” section of this prospectus.

TRADEMARKS

AMD, the AMD Arrow logo, AMD Opteron, AMD Athlon, AMD Sempron, AMD Turion, AMD PowerNow!, Alchemy, Geode and combinations thereof are trademarks of Advanced Micro Devices, Inc. Spansion and MirrorBit are trademarks of Spansion LLC. HyperTransport is a licensed trademark of the HyperTransport Technology Consortium. Windows is a registered trademark of Microsoft Corporation in the United States and/or other jurisdictions. MIPS is a registered trademark of MIPS Technologies, Inc. Other names are for informational purposes only and may be trademarks of their respective owners.

FORWARD-LOOKING STATEMENTS

Discussions contained in this prospectus and the documents incorporated by reference in this prospectus include forward-looking statements. These forward-looking statements involve numerous risks and uncertainties and should not be relied upon as predictions of future events as we cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology or by discussions of strategy, plans or intentions. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially. The forward-looking statements relate to, among other things:

•	our sales, operating results and anticipated cash flows;

•	the adequacy of resources to fund operations and capital expenditures;

•	marketing, general and administrative expenditures;

•	the development and timing of the introduction of new products and technologies, including our dual-core microprocessors, ORNAND architecture and QuadBit technology;

•	customer and market acceptance of our AMD Opteron™, AMD Athlon 64™, AMD Turion 64 and AMD Sempron™ microprocessors;

•	customer and market acceptance of Spansion™ Flash memory products based on MirrorBit™ and floating gate technology;

•	our ability to remain competitive and maintain or increase our market position;

•	our ability to maintain and develop key relationships with our customers;

•	the ability to produce our microprocessor and Flash memory products in the volumes and mix required by the market;

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•	our ability to maintain the level of investment in research and development and capacity that is required to remain competitive;

•	our ability to transition to advanced manufacturing process technologies in our wafer fabrication facilities in a timely and effective way;

•	our ability to achieve cost reductions in the amounts and in the timeframes anticipated; and

•	our ability to gain market share in high-growth global markets such as China, Latin America, India and Eastern Europe.

See “Risk Factors,” as well as such other risks and uncertainties as are detailed in our other documents incorporated by reference in this prospectus, for a discussion of the factors that could cause actual results to differ materially from the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which reflect management’s analysis only. We assume no obligation to update forward-looking statements.

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PROSPECTUS SUMMARY

As used in this prospectus, references in this prospectus to “us,” “we,” “our,” the “Company” or “AMD” shall mean Advanced Micro Devices, Inc. and our consolidated subsidiaries, including Spansion LLC, unless the context indicates otherwise. The summary highlights selected information contained or incorporated by reference in this prospectus. This summary is not complete and does not contain all the information that you should consider before exchanging your notes. You should read this entire prospectus, including the risk factors, included elsewhere in this prospectus, as well as the information incorporated by reference, including the financial statements and related notes, before tendering your private notes in exchange for exchange notes.

Our Company

We are a leading semiconductor company with manufacturing facilities in the United States, Europe and Asia, and sales offices throughout the world. We design, manufacture and market industry-standard digital integrated circuits, or ICs, that are used in diverse product applications such as desktop and mobile personal computers, or PCs, workstations, servers, communications equipment such as mobile telephones and automotive and consumer electronics. Our products consist primarily of:

•	microprocessors, which are used for control and computing tasks, and complementary chipset components, which perform essential logic functions that support the microprocessors; and

•	Flash memory devices, which are used to store data and programming instructions.

In addition, we offer embedded processors for personal connectivity devices and specific consumer markets.

Our major direct microprocessor customers are original equipment manufacturers, or OEMs, such as Acer, eMachines, Fujitsu-Siemens, Hewlett-Packard and Sun Microsystems. Our major direct Flash memory customers include five of the top seven mobile phone manufacturers. For the fiscal year ended December 26, 2004, we had approximately $5.0 billion of consolidated net sales. We are listed on the New York Stock Exchange under the trading symbol “AMD.”

Our Industry

The Microprocessor Market

A microprocessor is an IC that serves as the central processing unit, or CPU, of a computer. It generally consists of millions of transistors that process data and control other devices in the system. The performance of a microprocessor is a critical factor impacting the performance of a PC and other similar devices. The principal indicators of microprocessor performance are work-per-cycle, or how many instructions are executed per cycle, and clock speed, representing the rate at which its internal logic operates, measured in units of hertz, or cycles processed per second. Other factors impacting microprocessor performance include memory size, data access speed and power consumption.

Emerging trends in the microprocessor market include:

•	64-bit computing. For approximately the last ten years, microprocessors have had 32-bit computing capabilities. While 32-bit processors have historically been sufficient, we believe that they will face challenges as new data and memory-intensive consumer and enterprise software applications gain market popularity. Microprocessors with 64-bit processing capabilities enable systems to have greater performance by allowing software applications and operating systems to access more memory and process more data.

•	Dual-core processors. Over the last ten years as microprocessors have increased in transistor density and overall performance capabilities, they have increasingly faced power consumption challenges. We believe dual-core processors, consisting of two processor cores on one semiconductor die, will provide an attractive method of increasing processor performance with minimal increase in power consumption.

Microprocessors are essential components of both PCs and servers, with the greatest demand for microprocessors today coming from PC manufacturers. In 2003, the global market for microprocessors used in PCs was $20.8 billion according to International Data Corporation, or IDC. IDC expects the global market for microprocessors used in PCs to increase to $31.4 billion by 2008, representing a compound annual growth rate of 8.6 percent from 2003 to 2008. According to IDC, the majority of this growth is expected to be driven by increased demand for mobile PCs, with microprocessors used in mobile PCs being expected to grow at a compound annual growth rate of 18.2 percent from 2003 to 2008. In addition, according to Gartner, server unit shipments are expected to grow at a 9.0 percent compound annual growth rate from 2003 to 2008. Accordingly, we believe that there will be increased demand for microprocessors from server manufacturers as enterprises continue to upgrade their networks.

The Flash Memory Market

Flash memory is an important semiconductor component used in electronic devices such as mobile phones, digital cameras, DVD players, set top boxes, MP3 players and automotive electronics such as navigation systems. Flash memory differs from other types of memory due to its ability to retain stored information after power is turned off. Most electronic products use Flash memory to store important program instructions, or code, as well as multimedia content, or data. Code storage retains the basic operating instructions, operating system software or program code, which allows an electronic product to function while data storage retains digital content, such as multimedia files. For example, Flash memory in camera phones retains both the program code, which enables users to turn on and operate the phone, and also stores data such as digital photos.

There are two major types of Flash memory employed in the market today: Boolean logic-based NOR (Not Or) Flash memory and NAND (Not And) Flash memory. According to Gartner, in 2003, global NOR Flash memory sales were $6.8 billion and global NAND Flash memory sales were $4.1 billion. NOR Flash memory, which is generally more reliable than NAND Flash memory and less prone to data corruption, is typically used to store program code. NAND Flash memory has generally been less expensive to manufacture and is typically used in devices that require high-capacity data storage such as memory cards for digital cameras and MP3 players. Within the Flash memory market, we sell NOR Flash memory products. However, we are developing a new architecture called ORNAND based on our MirrorBit technology that we believe will enable us to provide products with read speeds and burst write speeds significantly faster than those of NAND today with the ability to scale to high densities at competitive costs, thereby enabling us to enter and compete in markets currently served by NAND-based products.

The global Flash memory market (both NAND technology and NOR technology) has grown significantly over the past five years, from $2.8 billion in 1998 to $10.9 billion in 2003 according to Gartner, representing a compound annual growth rate of 31.5 percent. Gartner projects the global Flash memory market will increase to $22.6 billion in 2008, representing a compound annual growth rate of 15.7 percent from 2003 to 2008. Over this period, Gartner projects that global sales of NOR Flash memory will grow by 11.0 percent and global sales of NAND Flash memory will grow by 22.0 percent. We believe much of this growth will be driven by an increase in unit shipments and Flash memory content in mobile telephones, growth in unit shipments and Flash memory content for personal connectivity and consumer electronic devices and proliferation of Flash memory within a variety of new automotive applications.

Our Strengths

We believe that the following strengths have enabled us to attain a leading position as a global manufacturer and supplier of microprocessors and Flash memory devices, and will assist us in penetrating the embedded microprocessor market for personal connectivity devices and specific consumer markets:

Customer-Focused Product Development. We work with customers to identify evolving needs and new applications in order to develop innovative products and features. For example, we developed our AMD64 technology to address increasing customer demand for systems with greater performance. Our AMD64 technology allows both 32-bit and 64-bit computing, enabling our customers to protect their investment by continuing to use their 32-bit software applications while transitioning to a 64-bit platform. Currently more than 40 percent of Forbes 100 companies or their affiliates now use AMD64 processor-based systems to run critical enterprise applications. In Flash memory, we have worked closely with mobile telephone customers to develop products that deliver high performance and functionality at lower price points. We believe that our MirrorBit technology will enable our customers to cost effectively include next-generation applications, such as high-resolution cameras and streaming video, on their mobile telephones.

Technology and Product Innovation. We believe that our strong research and product development capabilities have resulted in innovative IC designs and the creation of advanced products. For example, we led the industry in providing x86 64-bit computing with the introduction of our AMD Opteron microprocessors in April 2003. In addition, we were the first to demonstrate x86 dual-core processor technology, which provides a path for increasing processor performance with a minimal increase in power consumption. In Flash memory, we are developing our ORNAND architecture to provide read speeds and burst write speeds significantly faster than those of NAND today, based on the ability of our MirrorBit technology to scale to high densities at competitive costs.

Leading Manufacturing Process Technology. We have devoted significant resources to develop manufacturing process technologies used in the production of ICs. We have substantially completed the construction of our 300-millimeter wafer fabrication facility in Dresden, Germany, and we are in the process of installing equipment. This facility, which we call Fab 36, will be equipped to manufacture microprocessors at 65-nanometer geometries and below. In addition, we recently upgraded Fab 30 to add incremental capacity at 90-nanometer geometries. For our Flash memory products, we are in volume production on 110-nanometer geometries, and we plan to be in production on 90-nanometer geometries in the second half of 2005.

Key Technology and Manufacturing Relationships. In order to maintain our technology and manufacturing expertise, we have entered into strategic relationships with several companies. Key relationships include:

•	Fujitsu. In June 2003, we established Spansion LLC, a new Flash memory company, which integrated our and Fujitsu’s Flash memory businesses, including our previous Flash memory manufacturing joint venture with Fujitsu called Fujitsu AMD Semiconductor Limited, or FASL. We hold a 60 percent interest in Spansion LLC and Fujitsu holds the remaining 40 percent interest. Spansion LLC is a leading provider of NOR Flash memory.

•	IBM. We have a joint development agreement with IBM to develop new microprocessor process technologies, including 65-nanometer and 45-nanometer, to be implemented on silicon wafers, which we deploy in our wafer fabrication facilities.

Strong Market Position. We are one of the largest suppliers of microprocessors and the largest company dedicated exclusively to developing, designing and manufacturing Flash memory. According to IDC, in 2003, we had a market share of 16.5 percent in microprocessors based on unit sales, second to Intel. According to the market research firm iSupply, in 2004, we were the largest NOR Flash memory supplier by revenue with 25.9 percent of the NOR Flash memory market.

Our Strategy

We intend to continue to leverage our technology, manufacturing expertise and customer relationships to build on our position as a leading provider of microprocessors and Flash memory products, and to penetrate the embedded processor market for personal connectivity devices and specific consumer markets. We are pursuing the following strategies to achieve these goals:

Expand Our Market Opportunity. Through our continued commitment to research and development of cutting-edge products, we plan to continue to be an innovator in the design of new ICs. We plan to leverage our technology to expand our market share in existing markets, as well as enter new markets and expand our presence in high growth global markets such as China, Eastern Europe, India and Latin America. Our strategy is as follows:

•	Microprocessors. We will seek to increase market acceptance of our AMD64 technology, particularly in the enterprise segment. In addition, we have successfully demonstrated our dual-core processors and we plan to offer commercially dual-core processors for servers and workstations in mid-2005, followed by dual-core processors for the PC market in the second half of 2005. We also intend to continue to invest in our mobile microprocessor product portfolio with increasing emphasis on low-power computing in order to address further the thin-and-light segment.

•	Flash Memory. We intend to expand our leading position in the NOR Flash memory market as well as leverage the current development of our ORNAND architecture based on MirrorBit technology to enter markets traditionally served by NAND Flash memory.

Accelerate New Product Development through Our Customer-Centric Innovation. We are focused on providing new products that assist our customers in adding functionality and enhancing the performance of their products. As we did with our AMD64 and MirrorBit technologies, we intend to continue to work closely with our customers to jointly define our next-generation products in order to develop solutions for their technology needs.

Leverage Our Manufacturing and Process Technology Expertise to Support Next-Generation Products. We are focused on developing microprocessor and Flash memory designs using advanced manufacturing process technology. We plan to continue manufacturing products with smaller geometries, such as 90-nanometer geometries and below, on larger silicon wafers, such as 300-millimeter wafers. We believe that using such smaller geometries and larger wafers will result in a lower cost per unit and enhance our competitive advantage.

Continue to Pursue Strategic Alliances. We will continue to pursue strategic technology and manufacturing alliances that provide us with the ability to develop more efficient manufacturing capabilities, offer a stronger product portfolio with next-generation products, and increase market share. We believe these alliances will enable us to continue to improve our cost structure and decrease the risks associated with the development of new products and technologies.

Distinguish and Market Our Brand Name. We seek to increase sales of our products through targeted advertising directed at both business and home users as part of our branding campaign. Through a combination of online media, multimedia, print collateral, public relations activities, trade events and sponsorships, we are also seeking to position ourselves in the market as a leader in innovation driven by customer needs. For example, we seek to distinguish the AMD Athlon 64 brand by marketing our AMD Athlon 64 processors to sophisticated PC users, gamers and enterprises, and our AMD Sempron processors to value-conscious buyers of desktop and notebook PCs. We are also marketing our AMD Opteron processors to server OEMs. In addition, we are marketing our Spansion Flash memory devices to mobile phone and embedded systems markets.

Other Information

We were incorporated under the laws of Delaware on May 1, 1969. Our mailing address and executive offices are located at One AMD Place, Sunnyvale, California 94088, and our telephone number is (408) 749-4000. Our website is www.amd.com. The information contained on our website does not constitute a part of this prospectus.

The Exchange Offer

The Exchange Offer

We are offering to exchange the exchange notes for the outstanding private notes that are properly tendered and accepted. You may tender outstanding private notes only in denominations of $1,000 and multiples of $1,000. We will issue the exchange notes on or promptly after the exchange offer expires. As of the date of this prospectus, $600,000,000 principal amount of private notes is outstanding.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2005, unless extended, in which case the expiration date will mean the latest date and time to which we extend the exchange offer.

Conditions to the Exchange Offer

The exchange offer is not subject to any condition other than that it not violate applicable law or any applicable interpretation of the staff of the SEC. The exchange offer is not conditioned upon any minimum principal amount of private notes being tendered for exchange.

Procedures for Tendering Private Notes	If you wish to tender your private notes for exchange notes pursuant to the exchange offer, you must transmit to Wells Fargo Bank, N.A., as exchange agent, on or before the expiration date, either:

•	a computer generated message transmitted through The Depository Trust Company’s Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; or

•	a properly completed and duly executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, together with your private notes and any other required documentation, to the exchange agent at its address listed in this prospectus and on the front cover of the letter of transmittal.

If you cannot satisfy either of these procedures on a timely basis, then you should comply with the guaranteed delivery procedures described below. By executing the letter of transmittal, you will make the representations to us described under “The Exchange Offer—Procedures for Tendering.”

Special Procedures for Beneficial Owners

If you are a beneficial owner whose private notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your private notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must either (1) make appropriate arrangements to register ownership of the private notes in your name or (2) obtain a properly completed bond power from the registered holder before completing and executing the letter of transmittal and delivering your private notes.

Guaranteed Delivery Procedures

If you wish to tender your private notes and time will not permit the documents required by the letter of transmittal to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you must tender your private notes according to the guaranteed delivery procedures described in this prospectus under the heading “The Exchange Offer—Guaranteed Delivery Procedures.”

Acceptance of the Private Notes and Delivery of the Exchange Notes

Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all private notes which are validly tendered in the exchange offer and not withdrawn before 5:00 p.m., New York City time, on the expiration date.

Withdrawal Rights

You may withdraw the tender of your private notes at any time before 5:00 p.m., New York City time, on the expiration date, by complying with the procedures for withdrawal described in this prospectus under the heading “The Exchange Offer—Withdrawal of Tenders.”

U.S. Federal Tax Considerations

The exchange of notes will not be a taxable event for United States federal income tax purposes. For a discussion of certain federal tax considerations relating to the exchange of notes, see “U.S. Federal Income Tax Considerations.”

Exchange Agent	Wells Fargo Bank, N.A., the trustee under the indenture governing the notes, is serving as the exchange agent.

Consequences of Failure to Exchange

If you do not exchange your private notes for exchange notes, you will continue to be subject to the restrictions on transfer provided in the private notes and in the indenture governing the private notes. In general, the private notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently plan to register the private notes under the Securities Act.

Broker-Dealers

Each broker-dealer that receives exchange notes for its own account in exchange for private notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Registration Rights Agreement

You are entitled to exchange your private notes for exchange notes with substantially identical terms. This exchange offer satisfies that right. After the exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your private notes.

We explain the exchange offer in greater detail beginning on page 32.

The Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms of the exchange notes.

The form and terms of the exchange notes are the same as the form and terms of the private notes, except that the exchange notes will be registered under the Securities Act and, therefore, the exchange notes will not be subject to the transfer restrictions, registration rights and provisions providing for an increase in the interest rate applicable to the private notes. The exchange notes will evidence the same debt as the private notes and are governed by the same indenture as the private notes.

Issuer	Advanced Micro Devices, Inc.

Notes Offered	$600,000,000 aggregate principal amount of 7.75% Senior Notes due 2012.

Interest Payment Dates	May 1 and November 1 of each year, beginning on May 1, 2005.

Maturity Date	November 1, 2012.

Ranking	The notes are our general unsecured senior obligations. The notes:

•	rank equal in right of payment with all of our current and future unsecured senior debt;

•	are effectively subordinated in right of payment to all of our existing and future secured debt, to the extent of the value of the assets securing such debt;

•	are effectively subordinated to our debt that is guaranteed in the future by our subsidiaries with respect to the assets and earnings of those subsidiaries, including Spansion LLC, our majority-owned subsidiary;

•	are structurally subordinated to all existing and future debt and other liabilities, including trade payables, of our subsidiaries including Spansion LLC; and

•	are senior in right of payment to all of our subordinated obligations, if any.

As of December 26, 2004:

•	we had consolidated debt of $1,859 million, approximately $1,302 million of which constituted debt directly borrowed by AMD, and approximately $557 million of which constituted debt directly borrowed by our subsidiaries;

•	of the debt directly borrowed by AMD as described above, none of such debt was secured or guaranteed by any of our subsidiaries;

•	of the debt directly borrowed by our subsidiaries as described above, approximately $312 million of such debt was guaranteed by AMD (of which approximately $27 million was secured by assets of AMD);

•	in addition to the debt described above, we had other liabilities of approximately $2,134 million, approximately $1,354 million of which constituted other liabilities of our subsidiaries; and

•	in addition to the debt and other liabilities described above, AMD and/or its subsidiaries guaranteed approximately $227 million of obligations, which guarantees are not reflected on our consolidated balance sheet.

Furthermore, as of December 26, 2004, we had available up to $100 million for future secured borrowings under a revolving credit facility. We and our subsidiaries may incur additional debt (including secured and guaranteed debt) and other liabilities in the future.

Unrestricted Subsidiaries

We derived approximately 45 percent of our consolidated net sales for the year ended December 26, 2004 from our unrestricted subsidiaries, including Spansion LLC. The indenture governing the notes provides that Spansion LLC and its subsidiaries constitute unrestricted subsidiaries under, and as defined in, the indenture, even though certain debt of Spansion LLC and its subsidiaries (a) is be recourse debt and (b) could cause cross-defaults on our debt and the debt of our restricted subsidiaries. Spansion LLC and its subsidiaries, as unrestricted subsidiaries, are not subject to the covenants or certain defaults applicable to us and our restricted subsidiaries. As of December 26, 2004 we had made loans to Spansion LLC and its subsidiaries in an aggregate amount of approximately $276 million and had guaranteed indebtedness of Spansion LLC and its subsidiaries in an aggregate amount of approximately $190 million.

Optional Redemption

Prior to November 1, 2008, we may redeem some or all of the notes at a price equal to 100 percent of the principal amount, plus accrued and unpaid interest and a “make-whole” premium. Thereafter, we may redeem all or part of the notes at any time at the redemption prices set forth in the section “Description of the Notes—Optional Redemption,” plus accrued and unpaid interest, if any, to the date of redemption.

On or prior to November 1, 2007, we may redeem up to 35 percent of the notes with the proceeds of certain sales of our equity securities at 107.75 percent of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption. See “Description of the Notes—Optional Redemption.”

Change of Control

Upon the occurrence of a change of control, you will have the right as a holder of notes to require us to repurchase all of your notes at a repurchase price equal to 101 percent of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. We may not have enough funds or the terms of our other debt may prevent us from purchasing the notes. See “Description of the Notes—Repurchase at the Option of Holders Upon a Change of Control.”

Certain Covenants	The indenture governing the notes contains certain covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends and make other restricted payments;

•	make certain investments, including investments in our unrestricted subsidiaries;

•	create or permit certain liens;

•	create or permit restrictions on the ability of the restricted subsidiaries to pay dividends or make other distributions to us;

•	use the proceeds from sales of assets;

•	enter into certain types of transactions with affiliates; and

•	consolidate or merge or sell our assets as an entirety or substantially as an entirety.

These covenants are subject to a number of important exceptions and limitations, which are described under the heading “Description of the Notes—Certain Covenants.”

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Risk Factors

An investment in the notes involves substantial risks. You should consider carefully all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” before tendering your private notes in exchange for exchange notes.

Summary Historical Consolidated Financial Data

The following table sets forth summary historical consolidated financial information. The summary statement of operations and cash flows data for the years ended December 29, 2002, December 28, 2003 and December 26, 2004, and the summary balance sheet data as of December 28, 2003 and December 26, 2004, have been derived from, and should be read together with, our audited consolidated financial statements incorporated by reference in this prospectus. The summary balance sheet data as of December 29, 2002, have been derived from our audited consolidated financial statements not incorporated by reference in this prospectus. Our consolidated financial statements for periods subsequent to June 30, 2003 include the financial position and operating results of Spansion LLC, our majority-owned subsidiary, which we formed with Fujitsu Limited, effective June 30, 2003. Results of our operations for periods prior to June 30, 2003 do not include the operating results of Spansion LLC, therefore our operating results for the years ended December 28, 2003 and December 26, 2004 are not fully comparable with our results for prior periods. The following summary historical consolidated financial data should also be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Fiscal Year Ended
	Dec. 29, 2002	Dec. 28, 2003	Dec. 26, 2004
	(in thousands)
Statement of Operations Data:
Net sales	$2,697,029	$3,070,228	$3,924,339
Net sales to related party	—	448,940	1,077,096

Total net sales	2,697,029	3,519,168	5,001,435

Expenses:
Cost of sales	2,105,661	2,327,063	3,032,585
Research and development	816,114	852,075	934,574
Marketing, general and administrative	670,065	587,307	807,011
Restructuring and other special charges (recoveries), net	330,575	(13,893)	5,456

Operating income (loss)	(1,225,386)	(233,384)	221,809
Interest income and other, net	32,132	21,116	(31,150)
Interest expense	(71,349)	(109,960)	(112,328)

Income (loss) before minority interest, income taxes and equity in net income of manufacturing joint venture(1)	(1,264,603)	(322,228)	78,331
Minority interest in loss of subsidiary	—	44,761	18,663

Income (loss) before income taxes and equity in net income of manufacturing joint venture	(1,264,603)	(277,467)	96,994
Provision for income taxes	44,586	2,936	5,838

Income (loss) before equity in net income of manufacturing joint venture	(1,309,189)	(280,403)	91,156
Equity in net income of manufacturing joint venture	6,177	5,913	—

Net income (loss)	$(1,303,012)	$(274,490)	$91,156

	Fiscal Year Ended
	Dec. 29, 2002	Dec. 28, 2003	Dec. 26, 2004
	(in thousands)
Cash Flow Data:
Net cash provided by (used in) operating activities	$(119,963)	$295,586	$1,086,521
Net cash provided by (used in) investing activities	(854,389)	83,183	(1,555,784)
Net cash provided by financing activities	907,440	267,402	412,800

Other Financial Data:
EBITDA(2)	$(466,298)	$814,367	$1,415,561
Depreciation and amortization	756,169	995,663	1,224,252
Capital expenditures	705,147	570,316	1,440,137
Ratio of total debt to net income
Ratio of total debt to EBITDA

Balance Sheet Data (at end of period):
Cash(3)	$1,006,655	$1,313,367	$1,195,559
Working capital	851,303	1,448,008	1,381,621

Total assets	5,694,453	7,049,772	7,844,210
Total long term debt and capital lease obligations	1,640,055	2,092,940	1,859,096
Stockholders’ equity	2,467,265	2,438,310	3,010,053

(1)	Manufacturing joint venture refers to Fujitsu AMD Semiconductor Limited (FASL), our previous manufacturing joint venture with Fujitsu Limited, which was contributed to Spansion LLC in connection with the formation of Spansion LLC, effective June 30, 2003.
(2)	EBITDA is defined as net income (loss) before (i) interest income, (ii) interest expense, (iii) provision for income taxes and (iv) depreciation and amortization. EBITDA does not include Fujitsu Limited’s 40 percent share of Spansion LLC’s net income or loss. Depreciation and amortization, interest income and interest expense as set forth below represent amounts that are also attributable to the results of operations of Spansion LLC and its subsidiaries. Other companies in our industry may calculate EBITDA differently than we do and EBITDA as presented in this prospectus may not be comparable with similarly titled measures of other companies. We have included this non-GAAP financial measure because we believe that it provides holders of the notes with useful information in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. EBITDA is not a measure of financial performance under GAAP and should not be considered in isolation or as an alternative to cash flow from operating activities or as an alternative to net income as indicators of operating performance or any other measures of performance derived in accordance with GAAP. The reconciliation of net income (loss) under GAAP to EBITDA is as follows:

	Fiscal Year Ended
	Dec. 29, 2002	Dec. 28, 2003	Dec. 26, 2004
	(in thousands)
Net income (loss)	$(1,303,012)	$(274,490)	$91,156
Depreciation and amortization	756,169	995,663	1,224,252
Interest income	(35,390)	(19,702)	(18,013)
Interest expense	71,349	109,960	112,328
Provision for income taxes	44,586	2,936	5,838

EBITDA	$(466,298)	$814,367	$1,415,561

(3)	Cash includes cash, cash equivalents, compensating balance and short-term investments, except for year ended December 26, 2004 where there is no compensating balance requirement.

Summary Restricted Group Consolidated Financial Data

The following table sets forth summary restricted group unaudited consolidated financial data for the year ended December 26, 2004. Spansion LLC and its subsidiaries constitute “unrestricted subsidiaries” as defined under the indenture that governs the notes. The restricted group’s consolidated financial data does not include the results of operations of Spansion LLC and its subsidiaries. The restricted group consolidated financial data is presented in order to provide investors with financial information that substantially reflects the results of operations of that portion of our business that has been designated as “restricted subsidiaries.” The following information should also be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Fiscal Year Ended Dec. 26, 2004
(in thousands)
Statement of Operations Data:
Net sales	$2,739,208

Expenses:
Cost of sales	1,190,062
Research and development	661,107
Marketing, general and administrative	653,952
Restructuring and other special charges, net	5,456

Operating income	228,631
Interest income and other, net	(34,794)
Interest expense	(69,294)

Income before income taxes	124,543

Provision for income taxes	14,745

Net income	$109,798

Other Financial Data:
EBITDA(1)	$833,764
Depreciation and amortization	660,237
Capital expenditures	853,369

Balance Sheet Data (at end of period):
Cash(2)	$999,420
Total long-term debt and capital lease obligations	1,430,912

(1)	EBITDA is defined as net income (loss) before (i) interest income, (ii) interest expense, (iii) provision for income taxes, and (iv) depreciation and amortization. Other companies in our industry may calculate EBITDA differently than we do and EBITDA as presented in this prospectus may not be comparable with similarly titled measures of other companies. We have included this non-GAAP financial measure because we believe that it provides holders of the notes with useful information in assessing the restricted group’s operating performance and as an indicator of the restricted group’s ability to meet our obligations under the notes. EBITDA is not a measure of financial performance under GAAP and should not be considered in isolation or as an alternative to cash flow from operating activities or as an alternative to net income as indicators of operating performance or any other measures of performance derived in accordance with GAAP. The reconciliation of net income (loss) under GAAP to EBITDA is as follows:

Fiscal Year Ended Dec. 26, 2004
(in thousands)
Net income	$103,859
Depreciation and amortization	660,237
Interest income	(14,371)
Interest expense	69,294
Provision for income taxes	14,745

EBITDA	$833,764

(2)	Cash includes cash, cash equivalents and short-term investments.

RISK FACTORS

An investment in our notes involves a high degree of risk. In deciding whether to invest in the notes, you should carefully consider the following factors, in addition to the other information and data contained in or incorporated by reference into this prospectus. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, our ability to make payments on the notes could be impaired, the trading price of the notes could decline and you could lose all or part of your investment.

Risks Related to Our Business

If we cannot generate sufficient operating cash flow and obtain external financing, we may be unable to make all of our planned capital expenditures or fulfill our obligations to Fab 36 or Spansion LLC.

Our ability to fund capital expenditures in accordance with our business plan depends on generating sufficient cash flow from operations and the availability of external financing. For example, in 2005 we plan to spend approximately $1.5 billion in capital expenditures.

Under the partnership agreement for AMD Fab 36 Limited Liability Company & Co. KG, or AMD Fab 36 KG, our German subsidiaries, AMD Fab 36 Holding GmbH and AMD Fab 36 Admin GmbH, are obligated to invest approximately $792 million into AMD Fab 36 KG. In addition, under the revolving credit agreement among AMD, AMD Fab 36 Holding and AMD Fab 36 KG, we or AMD Fab 36 Holding are required to provide up to approximately $1.0 billion to AMD Fab 36 KG. Loans provided to AMD Fab 36 KG under this revolving credit agreement are unsecured and subordinated to the rights of the consortium of banks that will also be providing financing to AMD Fab 36 KG. The amounts set forth above are based on an exchange rate of .739 euro to one U.S. dollar as of December 26, 2004.

We are also obligated through June 30, 2007 to provide Spansion LLC, our majority-owned subsidiary, with additional funding to finance operational cash flow needs. Generally, Spansion LLC must seek any required financing from external sources. However, if such third-party financing is not available, either on a non-recourse basis to us or with guarantees based on our pro rata ownership interest, we must provide funding to Spansion LLC equal to our pro rata ownership interest in Spansion LLC, which is currently 60 percent. An inability to meet our funding obligations for Spansion LLC could, among other things, result in additional equity in Spansion LLC being issued to Fujitsu or third parties, which would reduce our ownership in and control over Spansion LLC.

Our capital expenditures, together with ongoing operating expenses, will be a substantial drain on our cash flow and may decrease our cash balances. The timing and amount of our capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for products, product mix, changes in semiconductor industry conditions and market competition. We regularly assess markets for external financing opportunities, including debt and equity. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Our inability to obtain needed debt and/or equity financing or to generate sufficient cash from operations may require us to abandon projects or curtail capital expenditures. If we curtail capital expenditures or abandon projects, we could be materially adversely affected. For example, if we abandon the Fab 36 project, we will have to write off related costs that we capitalized and we will be required to continue to make payments or otherwise be liable pursuant to then-existing contracts that we cannot terminate at will or without significant penalties.

If we lose Microsoft Corporation’s support for our products, or if there is a significant delay in Microsoft’s release of an operating system that works with our AMD64 technology, our ability to sell our microprocessors could be materially adversely affected.

Our ability to innovate beyond the x86 instruction set controlled by Intel depends partially on Microsoft designing and developing its operating systems to run on or support our microprocessor products. If Microsoft does not continue to design and develop its operating systems so that they work with our x86 instruction sets, including the timely introduction of an operating system that works with the AMD64 technology that we introduced with our AMD Opteron and AMD Athlon 64 processors, independent software providers may forego designing their software applications to take advantage of our innovations and customers may not purchase personal computers, or PCs, with our microprocessors. If we fail to retain the support of Microsoft, our ability to market our microprocessors could be materially adversely affected.

In July 2004, Microsoft announced a delay in the release of its Windows Server 2003 Service Pack 1, Windows Server 2003 for 64-bit Extended Systems and Windows XP 64-bit for 64-bit Extended Systems. The new Windows editions are designed to take advantage of 64-bit extensions to the standard x86 instruction set. Microsoft estimated that the release of this software will occur in the first half of 2005. Previously, Microsoft estimated the release date for this software would be in late 2004. This delay could adversely impact the timing of development of 64-bit applications by independent software providers and the adoption of 64-bit computing by end users. As a result, this delay could have a material adverse effect on our ability to sell our AMD Opteron and AMD Athlon 64 processors.

We must achieve further market acceptance of our 64-bit technology, AMD64, or we will be materially adversely affected.

We designed our AMD64-based processors to provide users with the ability to take advantage of 64-bit applications while preserving their ability to run existing 32-bit applications on servers and workstations and on desktop and mobile PCs. Market acceptance of these processors is subject to risks and uncertainties including:

•	the support of operating system and application program providers for our 64-bit instruction set, including timely development of 64-bit applications;

•	the willingness of users to purchase products with 64-bit capability prior to the availability of operating systems and software applications that take full advantage of our AMD64 technology;

•	our ability to produce these processors in a timely manner on advanced process technologies, including 90-nanometer silicon-on-insulator technology, in the volume and with the performance and feature set required by customers; and

•	the availability, performance and feature set of motherboards, memory and chipsets designed for these processors.

If we are unable to achieve further market acceptance of our AMD64 technology, we will be materially adversely affected.

We cannot be certain that our substantial investments in research and development of process technologies will lead to timely improvements in technology and equipment used to fabricate our products or that we will have sufficient resources to invest in the level of research and development that is required to remain competitive.

We make substantial investments in research and development for process technologies in an effort to design and manufacture leading-edge microprocessors. We cannot be certain that we will be able to develop, or obtain or successfully implement leading-edge process technologies needed to manufacture future generations of our products profitably or on a timely basis. Furthermore, we cannot assure you that we will have sufficient resources to maintain the level of investment in research and development that is required for us to remain competitive.

For example, we have a joint development agreement with IBM, pursuant to which we work together to develop new process technologies. In September 2004, we amended this agreement and extended its termination date from December 2005 to December 2008. Under this amended agreement, we anticipate that from December

26, 2004 through December 2008, we will pay fees to IBM of between approximately $220 million and $250 million in connection with joint development projects. In addition, from the beginning of 2002 through December 26, 2004, we paid approximately $247 million to IBM in connection with agreements and services related to license grants and research and development activities.

If the agreement were to be terminated, we would either have to resume research and development activities for microprocessor technology internally or find an alternative partner. In either case, our research and development costs could increase, and we could experience delays or other setbacks in the development of new process technologies, any of which could materially adversely affect us. Moreover, the successful and timely development and implementation of silicon-on-insulator technology and the achievement of other milestones set forth in the joint development agreement with IBM are critical to our AMD Opteron and AMD Athlon 64 microprocessors and to our ability to commence operations at Fab 36 in accordance with our planned schedule.

The semiconductor industry is highly cyclical and has experienced severe downturns that materially adversely affected, and may in the future materially adversely affect, our business.

The semiconductor industry is highly cyclical and has experienced significant downturns, often in connection with maturing product cycles, manufacturing overcapacity and declines in general economic conditions. Our historical financial results have also been subject to substantial fluctuations. Our financial performance has been, and may in the future be, negatively affected by these downturns. We incurred substantial losses in recent downturns, due to:

•	the cyclical nature of supply/demand imbalances in the semiconductor industry;

•	a decline in demand for end-user products that incorporate our semiconductors;

•	excess inventory levels in the channels of distribution, including our customers;

•	excess production capacity; and

•	accelerated declines in average selling prices.

For example, in 2001 and 2002, we implemented restructuring plans due to weak customer demand associated with the downturn in the semiconductor industry. Similarly, in the fourth quarter of 2004, the downturn in the Flash memory market contributed to lower than anticipated Memory Product net sales. If these conditions in the semiconductor industry occur again in the future, we could be materially adversely affected.

Fluctuations in demand for PCs and mobile telephones may adversely affect sales of our products.

The Computation Products segment of our business is dependent upon the market for computers, including PCs. Industry-wide fluctuations in the computer marketplace have materially adversely affected us in the past and may materially adversely affect us in the future. Depending on the growth rate of computers sold, sales of our microprocessors may not grow and may even decrease. If end-user demand for computers is below our expectations, we could be materially adversely affected. In addition, potential market share increases by customers who exclusively purchase microprocessors from Intel Corporation, such as Dell, Inc., could further materially adversely affect us.

The Memory Products segment of our business is dependent to a large degree upon demand for mobile telephones as well as consumer electronics, automotive electronics and other embedded applications. If demand for mobile telephones is below our expectations or if the manufacturers of successive generations of these devices do not require NOR-based Flash memory products or increasing Flash memory content, we could be materially adversely affected.

Intense competition in the microprocessor and Flash memory markets could materially adversely affect us.

The IC industry is intensely competitive.

With respect to our microprocessor products, our competitor is Intel Corporation. Microprocessor products compete on performance, quality, reliability, price, adherence to industry standards, software and hardware compatibility, marketing and distribution capability, brand recognition and availability. After a product is introduced, costs and average selling prices normally decrease over time as production efficiency improves, and successive generations of products are developed and introduced for sale. We may not be able to compete effectively if we fail to reduce our costs on existing products or fail to develop and introduce, on a cost-effective and timely basis, new products or enhanced versions of existing products with higher margins.

Our principal competitors in the Flash memory market are Intel, Renesas, Samsung, Toshiba, STMicroelectronics N.V., Sharp Electronics Corporation, Silicon Storage Technology and Macronix International. The Flash memory market is characterized by migration to higher density and lower cost devices and a competitive pricing environment. In addition, ample capacity for manufacturing Flash memory products exists due to recent capital investment by some of our competitors, which is likely to further contribute to a competitive pricing environment. In the past, the net increases of supply, meaning the difference of capacity additions less capacity reductions due to obsolescence, exceeded demand requirements leading to oversupply situations and downturns in the industry. In the second half of 2004, supply exceeded demand for Flash memory products, particularly NOR-based products, which contributed to a decrease in our average selling prices and had a negative impact on our results of operations. If this continues in the future, we would be materially adversely affected.

To compete successfully, we must transition to technologies that meet the increasing demand for higher Flash memory content in mobile phones, consumer electronics and automotive applications, among other markets, at competitive prices. We expect competition in the Flash memory market to increase as existing manufacturers introduce new products, new manufacturers enter the market, industry-wide production capacity increases, to the extent potential customers choose NAND-based products over NOR-based products and competitors aggressively price their Flash memory products.

In addition, we and certain of our competitors have licensed non-volatile memory technology called NROM technology from a third party. NROM technology allows memory devices to store two bits of data in a memory cell. NROM technology has similar characteristics to our MirrorBit technology which may allow these competitors to develop Flash memory technology that is competitive with MirrorBit technology.

Intel Corporation’s dominance of the microprocessor market, its position in the Flash memory market and its business practices may limit our ability to compete effectively.

Intel has dominated the market for microprocessors used in desktop and mobile PCs for many years. Intel is also a dominant competitor in the server segment of the microprocessor market and a significant competitor in the Flash memory market. Intel’s significant financial resources enable it to market its products aggressively, to target our customers and our channel partners with special incentives, and to discipline customers who do business with us. These aggressive activities can result in lower unit sales and average selling prices for our products, particularly microprocessors and Flash memory products, and adversely affect our margins and profitability. As long as Intel remains in this dominant position, we may be materially adversely affected by Intel’s:

•	pricing and allocation strategies and actions, including aggressive pricing for Flash memory products and microprocessors to increase market share;

•	product mix and introduction schedules;

•	product bundling, marketing and merchandising strategies;

•	exclusivity payments to its current and potential customers;

•	control over industry standards, PC manufacturers and other PC industry participants, including motherboard, memory, chipset and basic input/output system, or BIOS, suppliers; and

•	strong brand, and marketing and advertising expenditures in support of the brand.

For example, Intel exerts substantial influence over PC manufacturers and their channels of distribution through the “Intel Inside” brand program and other marketing programs. Because of its dominant position in the microprocessor market, Intel has been able to control x86 microprocessor and PC system standards and dictate the type of products the microprocessor market requires of Intel’s competitors. Intel also dominates the PC system platform, which includes core logic chipsets, graphics chips, motherboards and other components necessary to assemble a PC system. As a result, PC original equipment manufacturers, or OEMs, are highly dependent on Intel, less innovative on their own and, to a large extent, are distributors of Intel technology. Additionally, Intel is able to drive de facto standards for x86 microprocessors that could cause us and other companies to have delayed access to such standards. In marketing our microprocessors to OEMs, we depend on third-party companies other than Intel for the design and manufacture of core-logic chipsets, graphics chips, motherboards, BIOS software and other components. In recent years, many of these third-party designers and manufacturers have lost significant market share to Intel or exited the business. In addition, Intel has significant leverage over these companies because they support each new generation of Intel’s microprocessors.

We do not currently plan to develop microprocessors that are bus interface protocol compatible with Intel microprocessors because our patent-cross license agreement with Intel does not extend to Intel’s proprietary bus interface protocol. Thus, our microprocessors are not designed to function with motherboards and chipsets designed to work with Intel microprocessors. Our ability to compete with Intel in the market for microprocessors will depend on our continued success in developing and maintaining relationships with infrastructure providers in order to ensure that these third-party designers and manufacturers of motherboards, chipsets and other system components support our microprocessor offerings, particularly AMD64-based microprocessors. A failure of the designers and producers of motherboards, chipsets and other system components to support our microprocessor offerings, particularly our AMD64-based microprocessors, could have a material adverse effect on us.

We expect Intel to maintain its dominant position in the microprocessor market, to continue to be a significant competitor in the Flash memory market and to continue to invest heavily in research and development, new manufacturing facilities and other technology companies. Intel has substantially greater financial resources than we do and accordingly spends substantially greater amounts on research and development and production capacity than we do. We also expect competition from Intel to continue and increase to the extent Intel reduces prices on its microprocessor and/or Flash memory products and introduces new competitive products. For example, in 2004 Intel introduced a 64-bit processor for servers and workstations that runs existing 32-bit software applications. This processor competes with our AMD Opteron microprocessor. In addition, Intel recently announced that it will offer dual-core 64-bit processors for the desktop market in the second quarter of 2005. We plan to offer dual-core processors for the PC market in the second half of 2005. Moreover, Intel currently manufactures certain of its microprocessor products on 300-millimeter wafers using 90-nanometer process technology, which can result in products that are higher performing, use less power and cost less to manufacture. We are currently completing our transition to 90-nanometer process technology for microprocessor manufacturing and we expect to transition to 300-millimeter wafers in 2006. Intel also recently announced that it will ship in 2005 a multi-level cell NOR Flash memory product using 90-nanometer process technology. We are currently manufacturing our NOR Flash memory products using 110-nanometer process technology, and we plan to migrate to 90-nanometer manufacturing in the second half of 2005. To the extent Intel manufactures its products on larger wafers and smaller process technologies earlier than we do, we may be more vulnerable to Intel’s aggressive pricing strategies. Intel’s dominant position in the microprocessor market, its existing relationships with top-tier OEMs and its aggressive pricing strategies could result in lower unit sales and average selling prices for our products, which could have a material adverse effect on us.

The loss of a significant customer may have a material adverse effect on us.

Collectively, our top five OEM and distributor customers (including Fujitsu) accounted for approximately 50 percent of our total revenues in 2004. In addition, our Flash memory product sales growth is dependent to a large extent on demand for high-end mobile telephones and our sales in the wireless market have been concentrated in a limited group of customers. If we were to lose a significant customer, or if one of our top customers downsizes or otherwise contracts its operations, demand for our products could decrease and we would be materially adversely affected.

If we fail to keep pace with new product designs and improvements or if we pursue technologies that do not become commercially accepted, customers may not buy our products and we may be adversely affected.

Our success depends to a significant extent on the development, qualification, implementation and acceptance of new product designs and improvements that provide value to our customers. Our ability to develop and qualify such products and related technologies to meet evolving industry requirements and at prices acceptable to our customers are significant factors in determining our competitiveness in our target markets. If we are delayed in developing or qualifying new technologies, we could be materially adversely affected. For example, during the second half of 2004 we experienced a delay in qualifying a new Spansion Flash memory product for the wireless segment. This delay contributed to lower than anticipated Flash memory product revenues for the quarter ended December 26, 2004. Qualifying this product in accordance with our specifications and our revised schedule is critical to our ability to increase sales of our Memory Products segment.

In addition, we plan to introduce our dual-core microprocessors for servers and workstations in mid-2005, followed by dual-processors for the PC market in the second half of 2005. If we are not able to introduce dual-core processors on a timely basis or if our dual-core processors do not achieve market acceptance, we will be materially adversely affected.

A lack of market acceptance of MirrorBit technology could have a material adverse effect on us.

We believe that market acceptance of MirrorBit technology is a critical factor impacting our ability to increase Flash memory product revenues and market share and decrease the cost of products in our Memory Products segment. MirrorBit technology is a memory cell architecture that enables Flash memory products to store two bits of data in a single memory cell thereby doubling the density or storage capacity of each memory cell. A lack of continued market acceptance of MirrorBit technology, adoption of such technology at a slower rate than we anticipate, or any substantial difficulty in transitioning Flash memory products, including those based on MirrorBit technology, to any future process technology could reduce our ability to be competitive in the market.

Spansion Flash memory products are based on NOR architecture, and a significant market shift to NAND architecture could materially adversely affect us.

Flash memory products are generally based on either NOR architecture or NAND architecture. NAND has historically been the preferred architecture for data storage because of attributes such as high densities and fast write and erase speeds. NOR has been the preferred architecture for code execution because of its fast read performance and superior reliability. To date, our Flash memory products have been based on NOR architecture, and we do not manufacture products based on NAND architecture.

During 2003 and 2004, industry sales of products based on NAND architecture grew at higher rates than sales of NOR-based products. This resulted in NAND vendors gaining a greater share of the overall Flash memory market. As mobile telephones and other consumer-driven applications become more advanced they will require higher density Flash memory to meet increased data storage requirements. Because storage requirements will increase to accommodate data-intensive applications, customers may increasingly choose NAND-based products. Any significant shift in the marketplace to products based on NAND architecture or other architectures may reduce the total market available to us and therefore reduce our market share.

We intend to address end markets traditionally served by NAND-based products with products based on our ORNAND architecture. We are currently developing these products and if they, or any future products based on our MirrorBit technology and ORNAND architecture, fail to achieve acceptance in markets traditionally served by NAND architecture, or at all, we could be materially adversely affected.

We are required to reach agreement with Fujitsu regarding certain actions of our majority-owned subsidiary, Spansion LLC, and our interests may not be aligned.

We own 60 percent of the equity interest in Spansion LLC while Fujitsu owns the remaining 40 percent. Although we are entitled to appoint a majority of the board of managers which generally manages the affairs of Spansion LLC, certain actions by Spansion LLC require Fujitsu’s consent for as long as Fujitsu maintains specific levels of equity ownership in Spansion LLC. In addition, based upon designated thresholds of Fujitsu’s percentage interest in Spansion LLC, certain actions require the affirmative vote of at least a majority of the managers appointed by Fujitsu. These actions, which primarily represent protective rights for Fujitsu as a minority member, include:

•	major investments, acquisitions and dispositions of assets;

•	a merger or consolidation resulting in the transfer of more than 50% of the equity interests;

•	settlement of major legal proceedings and other actions;

•	approval of certain material contracts between us and Spansion LLC;

•	changes to the equity capital structure of the Spansion LLC; and

•	winding-up Spansion LLC or one of its material subsidiaries.

There can be no guarantee that our interests and those of Fujitsu will be aligned with respect to such decisions and we may be unable to take steps that we believe are desirable. In addition, a reduction in our percentage interest may result in our inability to appoint a majority of Spansion LLC’s board of managers, which could result in the loss of effective control of Spansion LLC, although the results of operations of Spansion LLC may continue to impact significantly our results of operations and we still may be required to make loans to, and guarantee indebtedness of, Spansion LLC.

Our operating results are subject to quarterly and seasonal sales patterns.

A substantial portion of our quarterly sales have historically been made in the last month of the quarter. This uneven sales pattern makes prediction of net sales for each financial period difficult and increases the risk of unanticipated variations in quarterly results and financial condition. In addition, our operating results tend to vary seasonally. For example, demand in the retail sector of the PC market is often stronger during the fourth quarter as a result of the winter holiday season. European sales are often weaker during the summer months. Many of the factors that create and affect seasonal trends are beyond our control.

Manufacturing capacity constraints and manufacturing capacity utilization rates may adversely affect us.

There may be situations in which our manufacturing facilities are inadequate to meet the demand for certain of our products. Our inability to obtain sufficient manufacturing capacity to meet demand, either in our own facilities or through foundry or similar arrangements with third parties, could have a material adverse effect on us.

At times we may underutilize our manufacturing facilities as a result of reduced demand for certain of our products. During such times, many of our costs remain fixed and cannot be reduced in proportion to the reduced revenues for such a period. We are substantially increasing our manufacturing capacity by building Fab 36, transitioning to smaller manufacturing process technologies and making significant capital investments in our existing manufacturing facilities. If the increase in demand for our products is not consistent with our expectations, we may underutilize manufacturing facilities. This has in the past had, and in the future may have, a material adverse effect on us.

Unless we maintain manufacturing efficiency, our future profitability could be materially adversely affected.

Manufacturing our products involves highly complex processes that require advanced equipment. Our manufacturing efficiency is an important factor in our profitability, and we cannot be sure that we will be able to maintain or increase our manufacturing efficiency to the same extent as our competitors. We continuously modify manufacturing processes in an effort to improve yields and product performance and decrease costs. We may fail to achieve acceptable yields or experience product delivery delays as a result of, among other things, capacity constraints, construction delays, delays in the development of new process technologies, changes in our process technologies, upgrades or expansion of existing facilities, or impurities or other difficulties in the manufacturing process.

We are currently completing the transition to 90-nanometer process technology for our microprocessor products. In addition, we plan to transition the manufacture of certain Flash memory products to 90-nanometer process technology in the second half of 2005. During periods when we are implementing new process technologies, manufacturing facilities may not be fully productive. A substantial delay in the technology transitions to smaller process technologies could have a material adverse effect on us, particularly if our competitors transition to more cost effective technologies earlier than we do. Our results of operations could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

If our microprocessors are not compatible with some or all industry-standard software and hardware, we could be materially adversely affected.

Our microprocessors may not be fully compatible with some or all industry-standard software and hardware. Further, we may be unsuccessful in correcting any such compatibility problems in a timely manner. If our customers are unable to achieve compatibility with software or hardware after our products are shipped in volume, we could be materially adversely affected. In addition, the mere announcement of an incompatibility problem relating to our products could have a material adverse effect on us.

Costs related to defective products could have a material adverse effect on us.

One or more of our products may be found to be defective after the product has been shipped to customers in volume. The cost of a recall, software fix, product replacements and/or product returns may be substantial and could have a material adverse effect on us. In addition, modifications needed to fix the defect may impede performance of the product.

If essential equipment or materials are not available to manufacture our products, we could be materially adversely affected.

Our manufacturing operations depend upon obtaining deliveries of equipment and adequate supplies of materials on a timely basis. We purchase equipment and materials from a number of suppliers. From time to time, suppliers may extend lead times, limit supply to us or increase prices due to capacity constraints or other factors. Because some equipment and material that we purchase is complex, it is sometimes difficult for us to substitute one supplier for another or one piece of equipment for another. In addition, certain raw materials we use in the manufacture of our products are available from a limited number of suppliers.

For example, we are largely dependent on one supplier for our 200-millimeter and 300-millimeter silicon-on-insulator (SOI) wafers. Although there are alternative sources available for us to procure these wafers, we have not qualified these sources and we do not believe that they currently have sufficient capacity to meet our requirements for SOI wafers. We are also dependent on other key chemicals from a limited number of suppliers and rely on a limited number of foreign companies to supply the majority of certain types of IC packages we purchase. Similarly, we purchase commercial non-Flash memory die, such as SRAM and pSRAM, from third-

party suppliers and incorporate these die into Spansion multi-chip package products. Some of these suppliers are also our competitors in the Flash memory market. Interruption of supply or increased demand in the industry could cause shortages and price increases in various essential materials. If we are unable to procure certain of these materials, we may have to reduce our manufacturing operations. Such a reduction could have a material adverse effect on us.

Our inability to continue to attract and retain qualified personnel may hinder our product development programs.

Our future success depends upon the continued service of numerous qualified engineering, manufacturing, marketing, sales and executive personnel. If we are not able to continue to attract, retain and motivate qualified personnel necessary for our business, the progress of our product development programs could be hindered, and we could be materially adversely affected.

We outsource to third parties certain supply-chain logistics functions, including physical distribution of our products, and co-source some information technology services.

We rely on a third-party provider to deliver our products to our customers and to distribute materials for our manufacturing facilities. In addition, we rely on a third-party provider in India to provide certain information technology services to us, including helpdesk support, desktop application services, business and software support applications, server and storage administration, data center operations, database administration, and voice, video and remote access. Our relationships with these providers are governed by fixed term contracts. We cannot guarantee that these providers will fulfill their respective responsibilities in a timely manner in accordance with the contract terms, in which case our internal operations, the distribution of our products to our customers and the distribution of materials for our fabrication facilities could be materially adversely affected. Also, we cannot guarantee that our contracts with these third-party providers will be renewed, in which case we would have to transition these functions in-house or secure new providers, which could have a material adverse effect on us.

In addition, we decided to outsource or co-source these functions to third parties primarily to lower our operating expenses and to create a more variable cost structure. However, if the costs related to administration, communication and coordination of these third-party providers are greater than we expect, then we will not realize our anticipated cost savings.

Uncertainties involving the ordering and shipment of, and payment for, our products could materially adversely affect us.

Sales of our products are typically made pursuant to individual purchase orders. We generally do not have long-term supply arrangements with our microprocessor customers. From time to time, we enter into long-term supply arrangements with our Flash memory customers. Generally, our customers may cancel orders 30 days prior to shipment without incurring a significant penalty. We base our inventory levels on customers’ estimates of demand for their products, which are difficult to predict. This difficulty may be compounded when we sell to OEMs indirectly through distributors, as our forecasts for demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to failure of anticipated orders to materialize could result in excess or obsolete inventory, which could result in write-downs of inventory. Because market conditions are uncertain, these and other factors could materially adversely affect us.

Our reliance on third-party distributors subjects us to certain risks.

We market and sell our products directly and through third-party distributors pursuant to agreements that can generally be terminated for convenience by either party upon prior notice to the other party. In addition, these agreements are non-exclusive and permit our distributors to offer our competitors’ products. In 2004, one of our distributors, Avnet, Inc. accounted for approximately 13 percent of our consolidated sales. In addition, Fujitsu accounted for approximately 22 percent of our consolidated sales in 2004. Fujitsu primarily distributes Spansion Flash memory products. Accordingly, we are dependent on our distributors to supplement our direct marketing and sales efforts. If any significant distributor or a substantial number of our distributors terminated their relationship with us or decided to market our competitors’ products over our products, our ability to bring our products to market would be impacted and we could be materially adversely affected.

Additionally, distributors typically maintain an inventory of our products. In most instances, our agreements with distributors protect their inventory of our products against price reductions, as well as provide return rights for any product that we have removed from our price book or that is not more than twelve months older than the manufacture code date. In addition, some agreements with our distributors contain standard stock rotation provisions permitting limited levels of product returns. We defer the gross margins on our sales to distributors, resulting from both our deferral of revenue and related product costs, until the applicable products are re-sold by the distributors. However, in the event of an unexpected significant decline in the price of our products, the price protection rights we offer to our distributors could materially adversely affect us because our revenue would decline.

Our operations in foreign countries are subject to political and economic risks, which could have a material adverse effect on us.

We have international sales operations and as part of our business strategy, we are continuing to seek expansion of product sales in high growth markets. Our international sales as a percentage of our total consolidated net sales were approximately 80 percent and 79 percent in 2003 and 2004, respectively. Nearly all product assembly and final testing of our products are performed at manufacturing facilities in China, Malaysia, Singapore and Thailand. We manufacture our microprocessors in Germany and certain Spansion Flash memory products are manufactured in Japan. We also depend on foreign foundry suppliers for the production of our chip sets and our embedded microprocessors for personal connectivity devices and we depend on an international joint venture for the manufacture of optical photomasks that we intend to use in the manufacture of our microprocessors.

The political and economic risks associated with our operations in foreign countries include, without limitation:

•	expropriation;

•	changes in a specific country’s or region’s political or economic conditions;

•	trade protection measures and import or export licensing requirements;

•	difficulty in protecting our intellectual property;

•	changes in foreign currency exchange rates;

•	restrictions on transfers of funds and other assets of our subsidiaries between jurisdictions;

•	changes in freight and interest rates;

•	disruption in air transportation between the United States and our overseas facilities; and

•	loss or modification of exemptions for taxes and tariffs.

Any of the above risks, should they occur, could have a material adverse effect on us.

Worldwide economic and political conditions may adversely affect demand for our products.

The last economic slowdown in the United States and worldwide adversely affected demand for our products. Although economic conditions have continued to improve since the second half of 2003, another decline in the worldwide semiconductor market or a future decline in economic conditions or consumer confidence in any significant geographic area would likely decrease the overall demand for our products, which could have a material adverse effect on us. For example, China’s economy has been growing at a fast pace over the past several years, and Chinese authorities have introduced various measures to slow down the pace of economic growth. If Chinese authorities are not able to stage an orderly slowdown, China’s economy could be materially adversely affected. A decline in economic conditions in China could lead to declining worldwide economic conditions. If economic conditions decline, whether in China or worldwide, we could be materially adversely affected.

The occurrence and threat of terrorist attacks and the consequences of sustained military action in the Middle East have in the past, and may in the future, adversely affect demand for our products. Terrorist attacks may negatively affect our operations directly or indirectly and such attacks or related armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive, ultimately affecting our sales.

Also as a result of terrorism, the United States has been and may continue to be involved in armed conflicts that could have a further impact on our sales, our supply chain and our ability to deliver products to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of armed conflicts are unpredictable, and we may not be able to foresee events that could have a material adverse effect on us. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility to the United States economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on us and also may result in volatility of the market price for our securities.

Unfavorable currency exchange rate fluctuations could adversely affect us.

As a result of our foreign operations, we have sales, costs, assets and liabilities that are denominated in foreign currencies, primarily the European Union euro and the Japanese yen. For example:

•	a significant portion of our manufacturing costs for our microprocessor products is denominated in euro while sales of those products are denominated primarily in U.S. dollars;

•	certain manufacturing costs for our Spansion Flash memory products are denominated in yen;

•	some fixed asset purchases are denominated in euro and yen;

•	sales of our Flash memory products in Japan are denominated in yen; and

•	a significant amount of the costs of our Fab 36 project is denominated in euro.

As a consequence, movements in exchange rates could cause our U.S. dollar-denominated expenses to increase as a percentage of net sales, affecting our profitability and cash flows. Whenever we believe appropriate, we hedge a portion of our foreign currency exchange exposure to protect against fluctuations in currency exchange rates. As of December 26, 2004 we had an aggregate of $483 million (notional amount) of short-term foreign currency forward contracts and purchased call option contracts denominated in euro and yen. However, generally, we hedge only a portion of our foreign currency exchange exposure. Moreover, we determine our total foreign currency exchange exposure using projections of long-term expenditures for items such as equipment and materials used in manufacturing. We cannot assure you that our hedging activities will eliminate foreign exchange rate exposure. Failure to do so could have an adverse effect on our business, financial condition, results of operations and cash flow.

In addition, even where revenues and expenses are matched, we must translate euro and yen denominated results of operations, assets and liabilities for our foreign subsidiaries to U.S. dollars in our consolidated financial statements. Consequently, increases and decreases in the value of the U.S. dollar versus the euro or yen will affect our reported results of operations and the value of our assets and liabilities in our consolidated balance sheet, even if our results of operations or the value of those assets and liabilities has not changed in their original currency. These transactions could significantly affect the comparability of our results between financial periods and/or result in significant changes to the carrying value of our assets, liabilities and shareholders’ equity.

Our inability to effectively control the sales of our products on the gray market could have a material adverse effect on us.

We market and sell our products directly to OEMs and through authorized third-party distributors. From time to time, our products are diverted from our authorized distribution channels and are sold on the “gray market.” Gray market products entering the market result in shadow inventory that is not visible to us, thus making it difficult to forecast demand accurately. Also, when gray market products enter the market, we and our distribution channel compete with heavily discounted products, which adversely affects demand for our products. In addition, our inability to control gray marketing activities could result in customer satisfaction issues, because any time products are purchased outside our authorized distribution channel, there is a risk that our customers are buying counterfeit or substandard products, including products that may have been altered, mishandled or damaged, or used products represented as new. Our inability to control sales of our products on the gray market could have a material adverse effect on us.

If we cannot adequately protect our technology or other intellectual property in the United States and abroad, through patents, copyrights, trade secrets, trademarks and other measures, we may lose a competitive advantage and incur significant expenses.

We rely on a combination of protections provided by contracts, copyrights, patents, trademarks and other common law rights, such as trade secrets, to protect our intellectual property. However, we cannot assure you that we will be able to adequately protect our technology or other intellectual property from third party infringement or from misappropriation in the United States and abroad. Any patent licensed by us or issued to us could be challenged, invalidated or circumvented or rights granted thereunder may not provide a competitive advantage to us. Furthermore, patent applications that we file may not result in issuance of a patent or, if a patent is issued, the patent may not be issued in a form that is advantageous to us. Despite our efforts to protect our rights, others may independently develop similar products, duplicate our products or design around our patents and other rights. In addition, it is difficult to monitor compliance with, and enforce, our intellectual property on a worldwide basis in a cost-effective manner.

We may become a party to intellectual property claims or litigation that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our products.

From time to time, we have been notified that we may be infringing intellectual property rights of others. If any such claims are asserted against us, we may seek to obtain a license under the third party’s intellectual property rights. We cannot assure you that we will be able to obtain all necessary licenses on satisfactory terms, if at all. In the event we cannot obtain a license, we may be prevented from using some technology which could result in our having to stop the sale of some of our products, increase the costs of selling some of our products, or damage our reputation. We could decide, in the alternative, to resort to litigation to challenge such claims. Such challenges could be extremely expensive and time-consuming and could have a material adverse effect on us. We cannot assure you that litigation related to the intellectual property rights of us and others will always be avoided or successfully concluded.

Our failure to comply with any applicable environmental regulations could result in a range of consequences, including fines, suspension of production, alteration of manufacturing processes, sales limitations, and criminal and civil liabilities.

Failure to comply with any applicable environmental regulations could result in a range of consequences including fines, suspension of production, alteration of manufacturing process, sales limitations, and criminal and civil liabilities.

Existing or future regulations could require us to procure expensive pollution abatement or remediation equipment; to modify product designs; or to incur other expenses associated with compliance with environmental regulations. Any failure to control the use of, disposal or storage of, or adequately restrict the discharge of, hazardous substances could subject us to future liabilities and could have a material adverse effect on our business.

Future litigation proceedings may materially adversely affect us.

From time to time we are a defendant or plaintiff in various legal actions. Litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim that is successfully asserted against us may cause us to pay substantial damages. In addition, future litigation may result in injunctions against future product sales. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations, which could have a material adverse effect on us.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. For example, our corporate headquarters are located near major earthquake fault lines in California and manufacturing facilities for Spansion Flash memory products are located near major earthquake fault lines in Japan. In the event of a major earthquake, or other natural or manmade disaster we could experience business interruptions, destruction of facilities and/or loss of life, all of which could materially adversely affect us.

Risks Related to the Notes

If you do not exchange your notes pursuant to this exchange, you may never be able to sell your notes.

It may be difficult for you to sell notes that are not exchanged in the exchange offer. Those notes may not be offered or sold unless they are registered and there are exemptions from the registration requirements under the Securities Act and applicable state securities laws.

If you do not tender your private notes or if we do not accept some of your private notes, those notes will continue to be subject to the transfer and exchange restrictions in:

•	the indenture;

•	the legend on the private notes; and

•	the offering circular relating to the private notes.

The restrictions on transfer of your private notes arise because we issued the private notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the private notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold pursuant to an exemption from such requirements. We do not intend to register the private notes under the Securities Act. To the extent private notes are tendered and accepted in the exchange offer, the trading market, if any, for the private notes would be adversely affected.

We have a substantial amount of indebtedness which could adversely affect our financial position and prevent us from fulfilling our obligations under the notes.

We currently have a substantial amount of indebtedness. As of December 26, 2004, we had consolidated debt of approximately $1.9 billion. In addition, we guaranteed approximately $227 million of obligations which are not reflected on our balance sheet.

Our substantial indebtedness may:

•	make it difficult for us to satisfy our financial obligations, including making scheduled principal and interest payments on the notes and our other indebtedness;

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions and general corporate and other purposes;

•	limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general corporate purposes;

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

The notes are unsecured and effectively subordinated to our existing and future secured indebtedness.

The notes are unsecured obligations, ranking effectively junior in right of payment to all of our existing and future secured debt, including obligations under our revolving credit facility. As of December 26, 2004, we (excluding our subsidiaries) had no secured indebtedness but up to $100 million available for future secured borrowings under our revolving credit facility. In addition, the indenture governing the notes permits the incurrence of additional debt, some of which may be secured. In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any secured indebtedness will be entitled to be paid in full to the extent of the assets securing such debt before any payment is made with respect to the notes. As a result, holders of the notes may receive less from our assets, ratably, than holders of our secured indebtedness.

The notes are structurally subordinated to all indebtedness and other liabilities, including trade payables, of our subsidiaries.

We conduct a substantial portion of our operations, including our international operations and our Flash memory business, through our subsidiaries. In the event of our bankruptcy or the bankruptcy of any of our subsidiaries, the holders of their liabilities, indebtedness and trades payables will generally be entitled to payment of their claim from the assets of the affected subsidiaries before those assets were made available for distribution to us. Even if we were a creditor of such a subsidiary, our claims would remain subordinate to any indebtedness of such subsidiary which is senior in right of payment to the indebtedness held by us. As a result, the claims of holders of the notes rank effectively junior to the claims of all of the creditors of our subsidiaries, including trade creditors and holders of debt guaranteed by our subsidiaries. If any indebtedness of our subsidiaries were to be accelerated, we cannot assure you that the assets of the subsidiaries remaining after payment of such indebtedness and other liabilities would be sufficient to repay our indebtedness in full, including the notes. As of December 26, 2004, no debt directly borrowed by AMD was guaranteed or secured by any of our subsidiaries. Our subsidiaries had approximately $557 million of their own indebtedness (excluding amounts payable to affiliated entities) and approximately $1.4 billion of other liabilities outstanding, including trade payables and deferred income tax liabilities. In addition, the indenture governing the notes permits, subject to certain limitations, certain of these subsidiaries to incur additional indebtedness and contains no limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

Spansion LLC is not subject to the covenants contained in the indenture governing the notes and we are permitted to make certain loans and advances to Spansion LLC in addition to those already outstanding.

Under the terms of the indenture that governs the notes, Spansion LLC and its subsidiaries constitute “unrestricted subsidiaries.” The activities of Spansion LLC and its subsidiaries are therefore not subject to the restrictive covenants or certain defaults in the indenture, and its results of operations are not considered (except to the extent dividends are paid to us or to a restricted subsidiary) when determining our consolidated fixed charge coverage ratio under the covenant restricting our indebtedness or our consolidated net income under the covenant governing restricted payments. In addition, the indenture contains certain exceptions to the covenants generally applicable to unrestricted subsidiaries, including the fact that indebtedness of Spansion LLC and its subsidiaries can be recourse to us and our restricted subsidiaries and could cross-default to our debt and the debt of our restricted subsidiaries. As of December 26, 2004, we had made loans to Spansion LLC and its subsidiaries in an aggregate amount of approximately $276 million and had guaranteed indebtedness of Spansion LLC and its subsidiaries in an aggregate amount of approximately $190 million. We are permitted to make further loans and advances in accordance with the covenants restricting indebtedness and governing restricted payments contained in the indenture. This additional amount of permitted investments, together with the fact that Spansion LLC is not subject to any limitations on indebtedness under the indenture, may make it more difficult for us to fulfill our obligations under the notes.

We and our subsidiaries may be able to incur substantially more debt, including secured debt, in the future.

Subject to the restrictions in the agreements governing our existing indebtedness, we and our subsidiaries may incur significant additional debt, including secured debt, in the future. In particular, as of December 26, 2004, we and our subsidiaries had the following additional borrowings available:

•	Up to $100 million under our revolving credit facility. Amounts borrowed under this facility are secured by all of our accounts receivable, inventory, general intangibles (excluding intellectual property) and the related proceeds, excluding Spansion LLC’s accounts receivable, inventory and general intangibles.

•	Spansion Japan, a wholly-owned subsidiary of Spansion LLC, had up to 15 billion yen (approximately $145 million as of December 26, 2004) available under a revolving credit facility.

•	AMD Fab 36 KG will have the ability, subject to achieving certain technological milestones, to borrow up to $947 million (based on an exchange rate of 0.739 euro to one U.S. dollar as of December 26, 2004) from a consortium of banks under the Fab 36 Loan Agreements during 2006 and 2007.

Although the terms of these facilities contain, and the indenture governing the notes contains, restrictions on the incurrence of additional debt, these restrictions are subject to a number of important exceptions, and debt incurred in compliance with these restrictions could be substantial. The additional debt that we and our subsidiaries expect to obtain in the future could intensify the risk that we may not be able to fulfill our obligations under the notes.

We may not be able to generate sufficient cash to service our debt obligations, including our obligations under the notes.

Our ability to make payments on and to refinance our debt, including the notes, or our guarantees of other parties’ debts will depend on our financial and operating performance, which may fluctuate significantly from quarter to quarter, and is subject to prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We cannot assure you that we will continue to generate sufficient cash flow or that we will be able to borrow funds in amounts sufficient to enable us to service our debt, or to meet our working capital and capital expenditure requirements. If we are not able to generate sufficient cash flow from operations or to borrow sufficient funds to service our debt, due to borrowing base restrictions or otherwise, we may be required to sell assets or equity, reduce capital expenditures, refinance all or a portion of our existing debt or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets or equity, or borrow more funds on terms acceptable to us, if at all.

Changes in the financial and credit markets or in our credit ratings could adversely affect the market prices of the notes.

The future market prices of the notes will depend on a number of factors, including:

•	the prevailing interest rates being paid by companies similar to us;

•	our ratings with major credit rating agencies; and

•	the overall condition of the financial and credit markets.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the market prices of the notes. In addition, credit rating agencies continually revise their ratings for companies that they follow, including us. We cannot assure you that any credit rating agencies that rate the notes will maintain their ratings on the notes. A negative change in our rating could have an adverse effect on the market price of the notes.

Our debt instruments impose restrictions on us that may adversely affect our ability to operate our business.

The indenture governing the notes contains various covenants that limit our ability to:

•	incur additional indebtedness;

•	pay dividends and make other restricted payments;

•	make certain investments, including investments in our unrestricted subsidiaries;

•	create or permit certain liens;

•	create or permit restrictions on the ability of certain restricted subsidiaries to pay dividends or make other distributions to us;

•	use the proceeds from sales of assets;

•	enter into certain types of transactions with affiliates; and

•	consolidate or merge or sell our assets as an entirety or substantially as an entirety.

In addition:

•	The guarantees associated with the Fab 36 Loan Agreements contain restrictive covenants, including a prohibition on the ability of AMD Fab 36 KG and its affiliated limited partners to pay us dividends and other payments, and also require us to maintain specified financial ratios when group consolidated cash is below specified amounts.

•	Our revolving credit facility contains restrictive covenants, including a prohibition on our ability to pay dividends, and also requires us to maintain specified financial ratios and satisfy other financial condition tests when our net domestic cash is below specified amounts.

•	The July 2003 Spansion Term Loan, as amended, contains restrictive covenants, including a prohibition on Spansion LLC’s ability to pay dividends and also requires Spansion LLC to maintain specified financial ratios and satisfy other financial condition tests when its net domestic cash or its net worldwide cash is below specified amounts.

Our ability to satisfy the covenants, financial ratios and tests of our debt instruments can be affected by events beyond our control. We cannot assure you that we will meet those requirements. A breach of any of these covenants, financial ratios or tests could result in a default under the applicable agreement.

In addition, our agreements contain cross-default provisions whereby a default under one agreement would likely result in cross-default under agreements covering other borrowings. For example, the occurrence of a default with respect to any indebtedness that results in acceleration of the maturity date or any failure to repay debt when due in an amount in excess of $50 million would cause a cross default under the indenture governing these notes. Similarly, a default with respect to any indebtedness in excess of $25 million would cause a cross-default under the indentures governing our 4.75% Convertible Senior Debentures due 2022 and 4.50% Senior Notes due 2007. The occurrence of a default under any of these borrowing arrangements would permit the applicable lenders or note holders to declare all amounts outstanding under those borrowing arrangements to be immediately due and payable and would permit the lenders to terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against any collateral granted to them to secure that indebtedness. We have granted a security interest in substantially all of our inventory and accounts receivable under our revolving credit facility, and in certain property, plant and equipment under the July 2003 Spansion Term Loan Agreement. If the lenders under any of the credit facilities or the note holders or the trustees under the indentures governing our 4.75% Debentures, 4.50% Notes, and these notes accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings and our other indebtedness.

In the event of a change of control, we may not be able to repurchase the notes as required by the indenture, which would result in a default under our indenture.

Upon a change of control under the indenture, we are required to offer to repurchase all of the notes then outstanding at 101 percent of the principal amount, plus accrued and unpaid interest, if any, up to but excluding the repurchase date. Our secured revolving credit facility and the Fab 36 Loan Agreements provide that certain change of control events will be a default under the respective agreement that will permit the lenders to accelerate the maturity of all borrowings thereunder and terminate commitments to lend thereunder. Moreover, the indentures governing our 4.75% Debentures and 4.50% Notes require us to offer to repurchase these securities upon certain change of control events. As of December 26, 2004, the aggregate outstanding principal amount of the 4.75% Debentures and the 4.50% Notes was $701.5 million. Any of our future debt agreements may contain similar provisions. We cannot assure you that we will have the financial resources to repurchase your notes, particularly if that change of control event triggers a similar repurchase requirement for, or results in the acceleration of the 4.75% Debentures, the 4.50% Notes or other indebtedness.

In addition, our secured revolving credit facility would prohibit us from repurchasing any of the notes if we were in default or if our net domestic cash (as defined therein) falls below $125 million. Our Fab 36 Loan Agreements would also prohibit us from repurchasing the notes if our group consolidated cash (as defined therein) falls below $500 million and if as a result of such repurchase we would not be able to satisfy the financial covenants therein. As of December 26, 2004, net domestic cash totaled $831 million and group consolidated cash was greater than $500 million. However, if we were to be subject to these covenants and unable to obtain a consent to the repurchase, we would remain prohibited from repurchasing the notes.

You cannot be sure that an active trading market will develop for the notes.

The exchange notes are a new issue of securities for which there is no active trading market. The initial purchasers of the private notes have advised us that they presently intend to make a market in the exchange notes as permitted by applicable law. The initial purchasers are not obligated, however, to make a market in the exchange notes and any such market-making may be discontinued at any time at the sole discretion of the initial purchasers. If an active market is not developed or maintained, the market price and the liquidity of the notes may be adversely affected. In addition, the liquidity of the trading market in the notes and the market prices quoted for the notes may be adversely affected by changes in the overall market for high-yield securities and by changes in our financial performance or prospects, or in the prospects of the companies in our industry. The market price of the notes may also be significantly affected by wide fluctuations in response to a variety of factors, including those described in this “Risk Factors” section.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

We issued $600,000,000 of the private notes on October 29, 2004 to Citigroup Global Markets Inc., Credit Suisse First Boston LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, the initial purchasers, pursuant to a purchase agreement. The initial purchasers subsequently sold the private notes to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, pursuant to Rule 144A, and outside the United States under Regulation S of the Securities Act. As a condition to the sale of the private notes, we entered into a registration rights agreement with the initial purchasers on October 29, 2004. Pursuant to the registration rights agreement, we agreed that we would:

1. file an exchange offer registration statement with the SEC on or prior to January 28, 2005;

2. use our commercially reasonable efforts to have the exchange offer registration statement declared effective by the SEC on or prior to May 2, 2005;

3. keep the exchange offer open for a period of not less than the minimum period required under applicable law, but in no event for less than 30 days; and

4. use our commercially reasonable efforts to consummate the exchange offer on or before June 14, 2005.

Upon the effectiveness of the exchange offer registration statement, we will offer the exchange notes in exchange for the private notes. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Resale of the Exchange Notes

Based upon an interpretation by the staff of the SEC contained in no-action letters issued to third parties, we believe that you may exchange private notes for exchange notes in the ordinary course of business. For further information on the SEC’s position, see Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Sherman & Sterling, available July 2, 1993, and other interpretive letters to similar effect. You will be allowed to resell exchange notes to the public without further registration under the Securities Act and without delivering to purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act so long as you do not participate, do not intend to participate, and have no arrangement with any person to participate, in a distribution of the exchange notes. However, the foregoing does not apply to you if you are: a broker-dealer who purchased the exchange notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act; or an “affiliate” of ours within the meaning of Rule 405 under the Securities Act.

In addition, if you are a broker-dealer, or you acquire exchange notes in the exchange offer for the purpose of distributing or participating in the distribution of the exchange notes, you cannot rely on the position of the staff of the SEC contained in the no-action letters mentioned above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

Each broker-dealer that receives exchange notes for its own account in exchange for private notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for private notes which the broker-dealer acquired as a result of market-making or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Terms of the Exchange Offer

Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept any and all private notes validly tendered and not withdrawn before the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding private notes surrendered pursuant to the exchange offer. You may tender private notes only in integral multiples of $1,000.

The form and terms of the exchange notes are the same as the form and terms of the private notes except that:

•	we will register the exchange notes under the Securities Act and, therefore, the exchange notes will not bear legends restricting their transfer; and

•	holders of the exchange notes will not be entitled to any of the rights of holders of private notes under the registration rights agreement, which rights will terminate upon the completion of the exchange offer.

The exchange notes will evidence the same debt as the private notes and will be issued under the same indenture, so the exchange notes and the private notes will be treated as a single class of debt securities under the indenture.

As of the date of this prospectus, $600,000,000 in aggregate principal amount of the private notes are outstanding and registered in the name of Cede & Co., as nominee for The Depository Trust Company. Only registered holders of the private notes, or their legal representative or attorney-in-fact, as reflected on the records of the trustee under the indenture, may participate in the exchange offer. We will not set a fixed record date for determining registered holders of the private notes entitled to participate in the exchange offer.

You do not have any appraisal or dissenters’ rights under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC.

We will be deemed to have accepted validly tendered private notes when, as and if we had given oral or written notice of acceptance to the exchange agent. The exchange agent will act as your agent for the purposes of receiving the exchange notes from us.

If you tender private notes in the exchange offer you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of private notes pursuant to the exchange offer. We will pay all charges and expenses, other than the applicable taxes described below, in connection with the exchange offer.

Expiration Date; Extensions; Amendments

The expiration date will mean 5:00 p.m., New York City time on                     , 2005, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date will mean the latest date and time to which we extend the exchange offer.

To extend the exchange offer, we will:

•	notify the exchange agent of any extension orally or in writing; and

•	communicate to each registered holder an announcement that will include disclosure of the approximate number of private notes deposited to date,

each before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our reasonable discretion:

•	to delay accepting any private notes;

•	to extend the exchange offer; or

•	if any conditions listed below under “—Conditions” are not satisfied, to terminate the exchange offer by giving oral or written notice of the delay, extension or termination to the exchange agent.

We will follow any delay in acceptance, extension or termination as promptly as practicable by oral or written notice to the registered holders. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a prospectus supplement that we will distribute to the registered holders. We will also extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure, if the exchange offer would otherwise expire during the five to ten business day period.

Interest on the Exchange Notes

The exchange notes will bear interest at the same rate and on the same terms as the private notes. Consequently, the exchange notes will bear interest at a rate equal to 7.75% per annum (calculated using a 360-day year). Interest will be payable semi-annually on each May 1 and November 1, commencing May 1, 2005.

You will receive interest on May 1, 2005 from the date of the initial issuance of the exchange notes, plus an amount equal to the accrued interest on the private notes from October 29, 2004 to the date of exchange. We will deem the right to receive any interest accrued on the private notes waived by you if we accept your private notes for exchange.

Procedures for Tendering

You may tender private notes in the exchange offer only if you are a registered holder of private notes. To tender in the exchanger offer, you must:

•	complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal;

•	have the signatures guaranteed if required by the letter of transmittal; and

•	mail or otherwise deliver the letter of transmittal or the facsimile to the exchange agent at the address listed below under “—Exchange Agent” for receipt before the expiration date.

In addition, either:

•	the exchange agent must receive certificates for the private notes along with the letter of transmittal into its account at the depositary pursuant to the procedure for book-entry transfer described below before the expiration date;

•	the exchange agent must receive a timely confirmation of a book-entry transfer of the private notes, if the procedure is available, into its account at the depositary pursuant to the procedure for book-entry transfer described below before the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

Your tender, if not withdrawn before the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of private notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send letters of transmittal or private notes to us. You may request your respective brokers, dealers, commercial banks, trust companies or nominees to effect the transactions described above for you.

If you are a beneficial owner of private notes whose private notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, before completing and executing the letter of transmittal and delivering the private notes you must either:

•	make appropriate arrangements to register ownership of the private notes in your name; or

•	obtain a properly completed bond power from the registered holder.

The transfer of registered ownership may take considerable time. Unless the private notes are tendered:

1. by a registered holder who has not completed the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” on the letter of transmittal; or

2. for the account of: a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.; a commercial bank or trust company having an office or correspondent in the United States; or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act that is a member of one of the recognized signature guarantee programs identified in the letter of transmittal, an eligible guarantor institution must guarantee the signatures on a letter of transmittal or a notice of withdrawal described below under “—Withdrawal of Tenders.”

If the letter of transmittal is signed by a person other than the registered holder, the private notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder’s name appears on the private notes.

If the letter of transmittal or any private notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and unless waived by us, they submit evidence satisfactory to us of their authority to so act with the letter of transmittal.

The exchange agent and the depositary have confirmed that any financial institution that is a participant in the depositary’s system may utilize the depositary’s Automated Tender Offer Program to tender notes.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered private notes, which determination will be final and binding. We reserve the absolute right to reject any and all private notes not properly tendered or any private notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular private notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, you must cure any defects or irregularities in connection with tenders of private notes within the time we determine. Although we intend to notify you of defects or irregularities with respect to tenders of private notes, neither we, the exchange agent nor any other person will incur any liability for failure to give you that notification. Unless waived, we will not deem tenders of private notes to have been made until you cure the defects or irregularities.

While we have no present plan to acquire any private notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any private notes that are not tendered in the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any private notes that remain outstanding after the expiration date. We also reserve the right to terminate the exchange offer, as described below under “—Conditions,” and, to the extent permitted by applicable law, purchase private notes in the open market, in privately negotiated transactions or otherwise. The terms of any of those purchases or offers could differ from the terms of the exchange offer.

If you wish to tender private notes in exchange for exchange notes in the exchange offer, we will require you to represent that:

•	you are not an affiliate of ours;

•	you will acquire any exchange notes in the ordinary course of your business; and

•	at the time of completion of the exchange offer, you have no arrangement with any person to participate in the distribution of the exchange notes.

In addition, in connection with the resale of exchange notes, any participating broker-dealer who acquired the private notes for is own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the notes, with this prospectus.

Return of the Notes

If we do not accept any tendered private notes for any reason described in the terms and conditions of the exchange offer or if you withdraw or submit private notes for a greater principal amount than you desire to exchange, we will return the unaccepted, withdrawn or non-exchanged notes without expense to you as promptly as practicable. In the case of private notes tendered by book-entry transfer into the exchange agent’s account at the depositary pursuant to the book-entry transfer procedures described below, we will credit the private notes to an account maintained with the depositary as promptly as practicable.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the private notes at the depositary for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the depositary’s systems may make book-entry delivery of private notes by causing the depositary to transfer the private notes into the exchange agent’s account at the depositary in accordance with the depositary’s procedures for transfer. However, although delivery of private notes may be effected through book-entry transfer at the depositary, you must transmit and the exchange agent must receive, the letter of transmittal or a facsimile of the letter of transmittal, with any required signature guarantees and any other required documents, at the address below under “—Exchange Agent” on or before the expiration date or pursuant to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your private notes and (1) the notes are not immediately available or (2) you cannot deliver the private notes, the letter of transmittal or any other required documents to the exchange agent before the expiration date, you may effect a tender if:

1. the tender is made through an eligible guarantor institution;

2. before the expiration date, the exchange agent receives from the eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, that: states your name and address, the certificate number(s) of the private notes and the principal amount of private notes tendered, states that the tender is being made by that notice of guaranteed delivery, and guarantees that, within three New York Stock Exchange trading days after the expiration date, the eligible guarantor institution will deposit with the exchange agent the letter of transmittal, together with the certificate(s) representing the private notes in proper form for transfer or a confirmation of a book-entry transfer, as the case may be, and any other documents required by the letter of transmittal; and

3. within five New York Stock Exchange trading days after the expiration date, the exchange agent receives a properly executed letter of transmittal, as well as the certificate(s) representing all tendered private notes in proper form for transfer and all other documents required by the letter of transmittal.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of private notes at any time before 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of private notes in the exchange offer, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address listed in this prospectus before the expiration date. Any notice of withdrawal must:

•	specify the name of the person who deposited the private notes to be withdrawn;

•	identify the private notes to be withdrawn, including the certificate number(s) and principal amount of the private notes; and

•	be signed in the same manner as the original signature on the letter of transmittal by which the private notes were tendered, including any required signature guarantees.

We will determine in our sole discretion all questions as to the validity, form and eligibility of the notices, and our determination will be final and binding on all parties. We will not deem any properly withdrawn private notes to have been validly tendered for purposes of the exchange offer, and we will not issue exchange notes with respect to those private notes, unless you validly retender the withdrawn private notes. You may retender properly withdrawn private notes by following one of the procedures described above under “—Procedures for Tendering” at any time before the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any private notes, and may terminate the exchange offer as provided in this prospectus before the acceptance of the private notes, if, in our reasonable judgment, the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the SEC.

If we determine in our reasonable discretion that any of these conditions are not satisfied, we may

•	refuse to accept any private notes and return all tendered private notes to you;

•	extend the exchange offer and retain all private notes tendered before the exchange offer expires, subject, however, to your rights to withdraw the private notes; or

•	waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered private notes that have not been withdrawn.

If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that we will distribute to the registered holders of the private notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

Termination of Rights

All of your rights under the registration rights agreement will terminate upon consummation of the exchange offer except with respect to our continuing obligations:

•	to indemnify you and parties related to you against liabilities, including liabilities under the Securities Act; and

•	to provide, upon your request, the information required by Rule 144A(d)(4) under the Securities Act to permit resales of the notes pursuant to Rule 144A.

Shelf Registration

If:

1. we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy;

2. the exchange offer has not been consummated by June 14, 2005; or

3. the exchange offer is not available to any holder of transfer restricted securities,

we will file with the SEC a shelf registration statement to cover resales of the private notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

For purposes of the preceding, “transfer restricted securities” means each private note until:

1. the date on which such note has been exchanged by a person other than a broker-dealer for an exchange note in the exchange offer;

2. following the exchange by a broker-dealer in the exchange offer of a private note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the exchange offer registration statement;

3. the date on which such private note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

4. the date on which such private note is distributed to the public pursuant to Rule 144 under the Securities Act.

Liquidated Damages

If:

1. we fail to file any registration statement required by the registration rights agreement on or before the date specified for such filing; or

2. any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness; or

3. we fail to consummate the exchange offer by June 14, 2005; or

4. the shelf registration statement or the exchange offer registration statement is declared effective but (i) ceases to be effective at any time at which it is required to be effective under the registration rights agreement, or (ii) ceases to be usable in connection with resales or exchanges of transfer restricted securities with and during the periods specified in the registration rights agreement;

(each such event referred to in clauses (1) through (4) above, a “registration default”), then we will pay to each holder of the outstanding notes, as liquidated damages, for the period from the occurrence of the registration default until such time as no registration default is in effect an amount per annum equal to 0.25% during the first 90-day period following the occurrence of such registration default which rate shall increase by an additional 0.25% during each subsequent 90-day period, up to a maximum of 1.00% in respect of the aggregate principal amount of transfer restricted securities held by such holder until the applicable registration statement is filed, the exchange offer registration statement is declared effective and the exchange offer is consummated or the shelf registration statement is declared effective or again becomes effective, as the case may be. If, after the cure of all registration defaults then in effect, there is a subsequent registration default, the rate of additional interest for such subsequent registration default shall initially be 0.25% regardless of the rate in effect with respect to any prior registration default at the time of cure of such registration default.

Exchange Agent

We have appointed Wells Fargo Bank, N.A., as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for a notice of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Hand Delivery:

Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.
707 Wilshire Boulevard, 17th Floor	707 Wilshire Boulevard, 17th Floor
Los Angeles, California 90017	Los Angeles, California 90017
Attention: Corporate Trust Administration	Attention: Corporate Trust Administration

By Overnight Delivery:	By Facsimile:

Wells Fargo Bank, N.A.	(213) 614-3355
707 Wilshire Boulevard, 17th Floor	Attention: Corporate Trust Administration
Los Angeles, California 90017	Confirm by Telephone:
Attention: Corporate Trust Administration	(213) 614-3349

Delivery to an address other than the one stated above or transmission via a facsimile number other than the one stated above will not constitute a valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders. We are making the principal solicitation by mail; however, our officers and regular employees may make additional solicitations by facsimile, telephone or in person.

We have not retained any dealer manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

We will pay the cash expenses incurred in connection with the exchange offer which we estimate to be approximately $250,000. These expenses include registration fees, fees and expenses of the exchange agent and the trustee, accounting and legal fees and printing costs, among others.

We will pay all transfer taxes, if any, applicable to the exchange of notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the private notes pursuant to the exchange offer, then you must pay the amount of the transfer taxes. If you do not submit satisfactory evidence of payment of the taxes or exemption from payment with the letter of transmittal, we will bill the amount of the transfer taxes directly to you.

Consequences of Failures to Exchange

Participation in the exchange offer is voluntary. We urge you to consult your financial and tax advisors in making your decisions on what action to take. Private notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, those private notes may be resold only:

•	to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

•	in a transaction meeting the requirements of Rule 144 under the Securities Act;

•	outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

•	in accordance with another exemption from the registration requirements of the Securities Act and based upon an opinion of counsel if we so request;

•	to us; or

•	pursuant to an effective registration statement.

In each case, the private notes may be resold only in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

USE OF PROCEEDS

The exchange offer satisfies an obligation under the registration rights agreement. We will not receive any cash proceeds from the exchange offer.

The net proceeds from the sale of the private notes, after deducting discounts, commissions and estimated offering expenses were approximately $588.0 million. We used the net proceeds, along with existing cash, to prepay the full amount owed by our indirect wholly-owned subsidiary, AMD Saxony, under the Dresden Term Loan, which, including accrued and unpaid interest through the prepayment date, was $647.2 million based on a U.S. dollar to euro exchange rate of $1.28 to €1.00 as of November 2, 2004, the date of the prepayment. In connection with the prepayment, we paid a prepayment premium of approximately $8.5 million based on a U.S. dollar to euro exchange rate of $1.33 to €1.00, the average of the exchange rates in effect on the three installment dates during which the prepayment premium was paid.

CAPITALIZATION

The following table sets forth our consolidated cash and long-term debt, including the current portion, and capitalization as of December 26, 2004. This table should be read in conjunction with our consolidated financial statements and the related notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of December 26, 2004
(in thousands)
Cash(1)	$1,195,559

Long-term debt and capital lease obligations including current portion:
Secured revolving credit facility(2)	—
4.75% Convertible Senior Debentures due 2022(3)	500,000
4.50% Convertible Senior Notes due 2007(4)	201,500
7.75% Senior Notes due 2012	600,000
Repurchase Obligations to Fab 36 Partners(5)	121,931
Spansion Japan Revolving Credit Facility(6)	—
July 2003 Spansion Term Loan	44,599
Spansion Japan Term Loan	127,389
Capital lease obligations	184,853
Other(7)	78,824

Total long-term debt and capital lease obligations	1,859,096

Total stockholders’ equity	3,010,053

Total capitalization	$4,869,149

(1)	Cash includes cash, cash equivalents and short-term investments.
(2)	As of December 26, 2004, we had up to $100 million available under the secured revolving credit facility.
(3)	The 4.75% Debentures are convertible into shares of our common stock at a conversion price of $23.38 per share, subject to adjustment in certain circumstances.
(4)	The 4.50% Notes are convertible into shares of our common stock at a conversion price of $7.37 per share, subject to adjustment in certain circumstances.
(5)	This is the amount of silent partnership contributions received by AMD Fab 36 KG as of December 26, 2004 from the unaffiliated limited partners under the Fab 36 partnership agreements. Assuming certain milestones are met by AMD Fab 36 KG, we expect to receive a total of up to $189 million of silent partnership contributions. AMD Fab 36 Holding and AMD Fab 36 Admin are required to repurchase each partner’s silent partnership contribution in annual installments one year after the partner has contributed the full amount required under the partnership agreements. As of December 26, 2004, Fab 36 Beteiligungs had contributed the full amount required under the partnership agreements, but Leipziger Messe had not contributed the full amount. Therefore, the condition precedent to our repurchase obligations with respect to Leipziger Messe’s silent partnership contribution had not been met.
(6)	As of December 26, 2004, Spansion Japan had approximately $145 million available under this facility.
(7)	Includes $40 million under a cash note to Fujitsu related to funding of Spansion LLC, approximately $6.3 million under the AMD Penang term loan and approximately $32.5 million under the Spansion China loan.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data. The selected consolidated balance sheet data as of December 28, 2003 and December 26, 2004 and the selected statement of operations and cash flows data for the years ended December 29, 2002, December 28, 2003 and December 26, 2004 have been derived from, and should be read together with, our audited consolidated financial statements incorporated by reference in this prospectus. The selected balance sheet data as of December 31, 2000, December 30, 2001 and December 29, 2002, and the selected consolidated statement of operations data for the years ended December 31, 2000 and December 30, 2001 have been derived from, and should be read together with, our audited consolidated financial statements not incorporated by reference in this prospectus. Our results of operations for periods prior to June 30, 2003 do not include Spansion LLC, therefore our results of operations for the years ended December 28, 2003 and December 26, 2004 are not fully comparable with our results for prior periods. The following selected consolidated financial data should also be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Fiscal Year Ended
	Dec. 31, 2000	Dec. 30, 2001	Dec. 29, 2002	Dec. 28, 2003	Dec. 26, 2004
	(in thousands)
Statement of Operations Data:
Net sales	$4,644,187	$3,891,754	$2,697,029	$3,070,228	$3,924,339
Net sales to related party	—	—	—	448,940	1,077,096

Total net sales	4,644,187	3,891,754	2,697,029	3,519,168	5,001,435
Expenses:
Cost of sales	2,514,637	2,589,747	2,105,661	2,327,063	3,032,585
Research and development	641,799	650,930	816,114	852,075	934,574
Marketing, general and administrative	599,015	620,030	670,065	587,307	807,011
Restructuring and other special charges, net	—	89,305	330,575	(13,893)	5,456

Operating income (loss)	888,736	(58,258)	(1,225,386)	(233,384)	221,809
Interest income and other, net	423,200	25,695	32,132	21,116	(31,150)
Interest expense	(60,037)	(61,360)	(71,349)	(109,960)	(112,328)

Income (loss) before minority interest, income taxes and equity in net income of manufacturing joint venture(1)	1,251,899	(93,923)	(1,264,603)	(322,228)	78,331
Minority interest in loss of subsidiary	—	—	—	44,761	18,663

Income (loss) before income taxes and equity in net income of manufacturing joint venture	1,251,899	(93,923)	(1,264,603)	(277,467)	96,994
Provision (benefit) for income taxes	256,868	(14,463)	44,586	2,936	5,838

Income (loss) before equity in net income of manufacturing joint venture	995,031	(79,460)	(1,309,189)	(280,403)	91,156
Equity in net income of manufacturing joint venture	11,039	18,879	6,177	5,913	—

Net income (loss) before extraordinary item	1,006,070	(60,581)	(1,303,012)	(274,490)	91,156
Extraordinary item—debt retirement, net of $13,497 tax benefit	(23,044)	—	—	—	—

Net income (loss)	$983,026	$(60,581)	$(1,303,012)	$(274,490)	$91,156

Net income (loss) per share
Basic—income (loss) before extraordinary item	$3.25	$(0.18)	$(3.81)	$(0.79)	$0.25

Diluted—income (loss) before extraordinary item	$2.95	$(0.18)	$(3.81)	$(0.79)	$0.25

Basic—income (loss) after extraordinary item	$3.18	$(0.18)	$(3.81)	$(0.79)	$0.25

Diluted—income (loss) after extraordinary item	$2.89	$(0.18)	$(3.81)	$(0.79)	$0.25

Shares used in per share calculation
Basic	309,331	332,407	342,334	346,934	358,886
Diluted	350,000	332,407	342,334	346,934	371,066

	Fiscal Year Ended
	Dec. 31, 2000		Dec. 30, 2001	Dec. 29, 2002	Dec. 28, 2003	Dec. 26, 2004
	(in thousands)
Cash Flow Data:
Net cash provided by (used in) operating activities	1,205,552		167,645	(119,963)	295,586	1,086,521
Net cash provided by (used in) investing activities	(815,802)		(553,521)	(854,389)	83,183	(1,555,784)
Net cash provided by (used in) financing activities	(100,851)		140,891	907,440	267,402	412,800

Other Financial Data:
EBITDA(2)	$1,819,773		$552,759	$(466,298)	$814,367	$1,415,561
Depreciation and amortization	579,070		622,867	756,169	995,663	1,224,252
Capital expenditures	805,474		678,865	705,147	570,316	1,440,137
Ratio of earnings to fixed charges(3)	13.0	x	—	—	—	1.6	x

Balance Sheet Data (at end of period):
Cash(4)	$1,293,165		$869,997	$1,006,655	$1,313,367	$1,195,559
Working capital	1,433,580		1,039,172	851,303	1,448,008	1,381,621

Total assets	5,767,735		5,636,445	5,694,453	7,049,772	7,844,210
Total long-term debt and capital lease obligations	1,297,543		635,705	1,640,055	2,092,940	1,859,096
Stockholders’ equity	3,171,667		3,555,055	2,467,265	2,438,310	3,010,053

(1)	Manufacturing joint venture refers to Fujitsu AMD Semiconductor Limited (FASL), our previous manufacturing joint venture with Fujitsu Limited, which was contributed to Spansion LLC in connection with the formation of Spansion LLC, effective June 30, 2003.
(2)	EBITDA is defined as net income (loss) before (i) interest income, (ii) interest expense, (iii) income tax, and (iv) depreciation and amortization. EBITDA does not include Fujitsu Limited’s 40 percent share of Spansion LLC’s net income or loss. Other companies in our industry may calculate EBITDA differently than we do and EBITDA as presented in this prospectus may not be comparable with similarly titled measures of other companies. We have included this non-GAAP financial measure because we believe that it provides noteholders with useful information in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. Depreciation and amortization, interest income and interest expense as set forth below represent amounts that are also attributable to the results of operations of Spansion LLC and its subsidiaries. EBITDA is not a measure of financial performance under GAAP and should not be considered in isolation or as an alternative to cash flow from operating activities or as an alternative to net income as indicators of operating performance or any other measures of performance derived in accordance with GAAP. The reconciliation of net income (loss) to EBITDA is as follows:

	Fiscal Year Ended
	Dec. 31, 2000	Dec. 30, 2001	Dec. 29, 2002	Dec. 28, 2003	Dec. 26, 2004
	(in thousands)
Net income (loss)	$983,026	$(60,581)	$(1,303,012)	$(274,490)	$91,156
Depreciation and amortization	579,070	622,867	756,169	995,663	1,224,252
Interest income	(59,228)	(56,424)	(35,390)	(19,702)	(18,013)

Interest expense	60,037	61,360	71,349	109,960	112,328
Provision (benefit) for income taxes	256,868	(14,463)	44,586	2,936	5,838
EBITDA	$1,819,773	$552,759	$(466,298)	$814,367	$1,415,561

(3)	For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of income (loss) before income taxes and equity in joint venture, plus fixed charges. For the fiscal years ended 2001, 2002 and 2003, earnings were insufficient to cover fixed charges by $76 million, $1,253 million and $301 million.
(4)	Cash includes cash and cash equivalents, compensating balance and short-term investments, except for year ended December 26, 2004 where there is no compensating balance requirement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited consolidated financial statements and related notes as of December 26, 2004 and December 28, 2003 and for each of the three years in the period ended December 26, 2004 as filed in our Annual Report on Form 10-K for the year ended December 26, 2004. Certain prior period amounts have been reclassified to conform to the current period presentation. The following discussion should also be read, together with the whole of this prospectus, in conjunction with the documents listed in the section “Incorporation by Reference.” The following discussion contains forward-looking statements that involve risks and uncertainties. See the disclosure regarding “Forward-Looking Statements” at the front of this prospectus.

Overview

We design, manufacture and market industry-standard digital integrated circuits, or ICs, that are used in diverse product applications such as desktop and mobile PCs, workstations, servers, communications equipment such as mobile phones and automotive and consumer electronics. Our products consist primarily of microprocessors and Flash memory devices. We also sell embedded microprocessors for personal connectivity devices and other consumer markets.

For 2005, we believe critical success factors include: continuing to increase market acceptance of our AMD64 technology, particularly in the enterprise segment; taking products based on our second-generation MirrorBit technology to market and effectively ramping such products to mass production on a timely basis; strengthening our relationships with key customers and establishing relationships with new customers that are industry leaders in their markets; successfully developing and continuing to transition to the latest manufacturing process technologies for both our microprocessor and Flash memory products; developing and introducing new microprocessor products for the mobile, server and workstation markets, including dual-core processors, on a timely basis and increasing our share of those markets; developing and introducing new Flash memory products on a timely basis; controlling costs; increasing the adoption of MirrorBit technology; and expanding our participation in high-growth global markets, including China, Latin America, India and Eastern Europe.

We have three reportable segments:

•	the Computation Products segment, which includes microprocessor products for desktop and mobile PCs, servers and workstations and chipset products;

•	the Memory Products segment, which primarily consists of Spansion Flash memory products; and

•	the Personal Connectivity Solutions segment, which includes primarily low power, high performance x86 and MIPS architecture-based embedded microprocessors.

We review and assess operating performance using segment revenues and operating income before interest, taxes and minority interest. These performance measures include the allocation of expenses to the operating segments based on management judgment. Prior to the third quarter of 2003, we had two reportable segments: the Core Products segment, which consisted of the microprocessor, memory products and other IC products operating segments, and the Foundry Services segment, which consisted of fees for products sold to Vantis Corporation, our former programmable logic devices subsidiary, and Legerity Inc., our former voice communication products subsidiary.

Primarily as a result of the formation of Spansion LLC effective as of June 30, 2003, beginning in the third quarter of 2003, we changed our reportable segments to the Computation Products segment and the Memory Products segment. In addition, in the fourth quarter of 2004, we began presenting our Personal Connectivity Solutions operating segment as a separate reportable segment because the operating loss from this operating segment exceeded 10 percent of the combined profit of all our operating segments and therefore this operating segment became a reportable segment under the requirements of Statement of Financial Standards 131, “Segment Reporting” (FAS 131). Previously, we included our Personal Connectivity Solutions operating segment in our All Other category.

In addition to our three reportable segments, we also have the All Other category, which is not a reportable segment, and which includes certain operating expenses and credits that are not allocated to the operating segments. Prior period segment information has been reclassified to conform to the current period presentation. However, because Spansion did not exist prior to June 30, 2003, the results of operations for periods prior to June 30, 2003 did not include the consolidation of Spansion’s operations. Accordingly, the segment operating information for the Memory Products segment for the year ended December 26, 2004, is not comparable to the reclassified segment information for the prior periods presented.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted United States accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements. We evaluate our estimates on an on-going basis, including those related to our revenues, inventories, asset impairments, restructuring charges and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Although actual results have historically been reasonably consistent with management’s expectations, the actual results may differ from these estimates or our estimates may be affected by different assumptions or conditions.

We believe the following critical accounting policies are the most significant to the presentation of our financial statements and require the most difficult, subjective and complex judgments.

Revenue Reserves. We record a provision for estimated sales returns and allowances on product sales and a provision for estimated future price reductions in the same period that the related revenues are recorded. We base these estimates on actual historical sales returns, allowances, historical price reductions, market activity, and other known or anticipated trends and factors. These estimates are subject to management’s judgment, and actual provisions could be different from our estimates and current provisions, resulting in future adjustments to our revenues and operating results.

Inventory Valuation. At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence. This evaluation includes analysis of sales levels by product and projections of future demand. These projections assist us in determining the carrying value of our inventory and are also used for near-term factory production planning. Inventories on hand in excess of forecasted demand of generally six months or less, are not valued. In addition, we write off inventories that are considered obsolete. We adjust remaining specific inventory balances to approximate the lower of our standard manufacturing cost or market value. Among other factors, management considers forecasted demand in relation to the inventory on hand, competitiveness of product offerings, market conditions and product life cycles when determining obsolescence and net realizable value. If we anticipate future demand or market conditions to be less favorable than our projections as forecasted, additional inventory write-downs may be required, and would be reflected in cost of sales in the period the revision is made. This would have a negative impact on our gross margins in that period. If in any period we are able to sell inventories that were not valued or that had been written off in a previous period, related revenues would be recorded without any offsetting charge to cost of sales, resulting in a net benefit to our gross margin in that period. To the extent these factors materially affect our gross margins, we would disclose them in our filings with the SEC.

Impairment of Long-Lived Assets. We consider no less frequently than quarterly whether indicators of impairment of long-lived assets are present. These indicators may include, but are not limited to, significant decreases in the market value of an asset and significant changes in the extent or manner in which an asset is used. If these or other indicators are present, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying value. If less, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. If the asset determined to be impaired is to be held and used, we recognize an impairment loss through a charge to our operating results to the extent the present value of anticipated net cash flows attributable to the asset is less than the asset’s carrying value, which we depreciate over the remaining estimated useful life of the asset. We may incur additional impairment losses in future periods if factors influencing our estimates of the undiscounted cash flows change.

Restructuring Charges. We record and account for our restructuring activities following formally approved plans that identify the actions and timeline over which the restructuring activities will occur. Our remaining restructuring accruals include estimates pertaining to facility exit costs and subleasing assumptions resulting from exiting certain facilities. We review these accruals on a quarterly basis and adjust these accruals when changes in facts and circumstances suggest actual amounts will differ from our estimates. Although we do not anticipate significant changes, actual costs may be different than our original or revised estimates. These changes in estimates can result in increases or decreases to our results of operations in future periods and would be presented on the restructuring and other special charges (recoveries), net, line of our consolidated operating statements.

Income Taxes. In determining taxable income for financial statement reporting purposes, we must make certain estimates and judgments. These estimates and judgments are applied in the calculation of certain tax liabilities and in the determination of the recoverability of deferred tax assets, which arise from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes.

We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a charge to income tax expense, in the form of a valuation allowance, for the deferred tax assets that we estimate will not ultimately be recoverable. We consider past performance, future expected taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In fiscal 2002, we recorded a valuation allowance against all of our U.S. deferred tax assets, net of deferred tax liabilities, based on past performance and the likelihood of realization of our deferred tax assets at the time. In fiscal 2003, we continued to provide a valuation allowance against all of our U.S. deferred tax assets, net of deferred tax liabilities. In fiscal 2004, a portion of the valuation allowance was utilized as a result of net operating profits. If we later determine that it is more likely than not that the net deferred tax assets will be realized, an appropriate amount of the previously provided valuation allowance will be reversed, resulting in a benefit to our earnings. Such benefits would be recorded on the income tax provision (benefit) line of our statement of operations.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment by the Internal Revenue Service or other taxing jurisdiction. If our estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result.

Results of Operations

In March 1993, we and Fujitsu formed Fujitsu AMD Semiconductor Limited, or FASL, a joint venture for manufacturing Flash memory devices. We refer to FASL as the Manufacturing Joint Venture. Through the Manufacturing Joint Venture, we and Fujitsu constructed and operated advanced integrated circuit manufacturing facilities in Aizu-Wakamatsu, Japan. Effective June 30, 2003, we and Fujitsu executed agreements to integrate our Flash memory operations. The Manufacturing Joint Venture was contributed to a new entity, Spansion LLC, which is owned 60 percent by us and 40 percent by Fujitsu. As a result of this transaction, we began consolidating Spansion’s results of operations on June 30, 2003. Prior to June 30, 2003, we accounted for our share of the Manufacturing Joint Venture’s operating results under the equity method.

As Spansion did not exist prior to June 30, 2003, the results of our operations for periods prior to the third quarter of 2003 do not include the consolidation of Spansion’s results of operations. Accordingly, our operating results for the years ended December 26, 2004 and December 28, 2003 are not fully comparable with our results for prior periods. Also, because we have a 60 percent controlling interest in Spansion, Fujitsu’s 40 percent share in the net income (loss) of Spansion is reflected as a minority interest adjustment to our consolidated financial statements. This minority interest adjustment does not correspond to operating income (loss) of our Memory Products segment because operating income (loss) for our Memory Products segment includes operations incremental to those of Spansion. In addition, the minority interest calculation is based on Spansion’s net income (loss) rather than operating income (loss).

Year to Year Comparison

We use a 52- to 53-week fiscal year ending on the last Sunday in December. The years ended December 26, 2004, December 28, 2003 and December 29, 2002, each included 52 weeks. The following is a summary of our net sales and operating income (loss) by segment and category for 2002, 2003 and 2004.

	2004	2003	2002
	(in millions)
Net sales
Computation Products	$2,528	$1,960	$1,756
Memory Products	2,342	1,419	741
Personal Connectivity Solutions	131	140	166
All Other	—	—	34

Total Net Sales	$5,001	$3,519	$2,697

Operating income (loss)
Computation Products	$303	$(23)	$(661)
Memory Products	35	(189)	(159)
Personal Connectivity Solutions	(72)	(14)	(25)
All Other	(44)	(7)	(380)

Total Operating Income (Loss)	$222	$(233)	$(1,225)

Computation Products

Computation Products net sales of $2.5 billion in 2004 increased 29 percent compared to net sales of $2.0 billion in 2003. The increase was primarily due to a 19 percent increase in average selling prices and a nine percent increase in microprocessor unit shipments. The increase in average selling prices was primarily due to increased sales of our higher-priced AMD64-based processors, particularly our AMD Athlon 64 processors, which contributed to a richer product mix. Similarly, the increase in unit shipments reflected the increased demand for these processors. As of December 26, 2004, sales of AMD64-based processors represented approximately one-half of our net sales for the Computation Products segment. Sales increased across all geographic regions, and growth was particularly strong in North America and Asia.

Computation Products net sales of $2.0 billion in 2003 increased 12 percent compared to net sales of $1.8 billion in 2002. The increase was primarily due to a 15 percent increase in microprocessor unit shipments due primarily to increased demand from our OEM customers. The increase in net sales was partially offset by a decline of four percent in the average selling prices.

Computation Products operating income of $303 million in 2004 increased by $326 million compared to an operating loss of $23 million in 2003. The increase was primarily due to a 29 percent increase in net sales, partially offset by a 12 percent increase in operating expenses. Operating expenses increased due primarily to an increase in marketing and cooperative advertising costs of $79 million in connection with our AMD64-based products, a nine percent increase in unit shipments, and a $28 million increase in research and development costs. The increase in research and development costs was due primarily to a $29 million increase in Fab 36 start-up costs and a $24 million increase in silicon design related to future generations of our microprocessors offset by a $23 million decrease in Fab 30 research and development activities.

Computation Products operating loss of $23 million in 2003 improved by $638 million compared to an operating loss of $661 million in 2002. The improvement was primarily due to a 12 percent increase in net sales and a decrease in both manufacturing costs of $330 million and marketing, general and administrative expenses of $39 million, as a result of our cost reduction initiatives and the 2002 Restructuring Plan. In addition, cooperative advertising and marketing expenses decreased by $55 million from 2002.

Memory Products

Memory Products net sales of $2.3 billion in 2004 increased 65 percent compared to net sales of $1.4 billion in 2003. The increase was primarily due to increased demand for Flash memory products across all geographies, which resulted in a nine percent increase in average selling prices, and the effect of consolidating Spansion’s results of operations, which include Spansion’s sales to Fujitsu of $1.1 billion for 12 months in 2004 compared to $449 million for six months in 2003. In the second half of 2003, demand for Flash memory products began to increase significantly, and this trend continued through the first half of 2004. In the second half of 2004, however, our Memory Products net sales declined due to aggressive pricing by competitors and an imbalance in the supply and demand for Flash memory products. In addition, decreased demand from the wireless handset market in Asia, due in part to channel inventory accumulation by wireless OEMs in China, contributed to a decline in Memory Products net sales during the third quarter. The downturn in the overall Flash memory market, lower than expected sales in Japan and a delay in qualifying a new Flash memory product for the wireless category contributed to lower Memory Products net sales during the fourth quarter. Further quantification of the breakdown in the increase in net sales is not practical due to the reorganization of geographical sales territories between AMD and Fujitsu.

Memory Products net sales of $1.4 billion in 2003 increased 92 percent compared to net sales of $741 million in 2002. The increase was primarily due to the effect of consolidating Spansion’s results of operations, which include Spansion’s sales to Fujitsu during the last six months of fiscal 2003 and increased demand for Flash memory products, particularly in the second half of 2003. Further quantification of the breakdown in the increase in net sales is not practical due to the reorganization of geographical sales territories between AMD and Fujitsu.

Memory Products operating income of $35 million increased $224 million from an operating loss of $189 million in 2003. The increase was primarily due to the effect of consolidating Spansion’s results of operations, which include Spansion’s sales to Fujitsu, for 12 months in 2004 compared to six months in 2003. In addition, our manufacturing costs decreased due to our transition to 110-nanometer process technology for certain of our Flash memory products in 2004 and as a result of increased shipments of Flash memory products based on MirrorBit technology, which are less expensive to manufacture than Flash memory products based on floating gate technology. Further quantification of the changes is not practical due to the consolidation of Spansion on June 30, 2003.

Memory Products operating loss of $189 million in 2003 increased $30 million from an operating loss of $159 million in 2002. Further quantification of the changes is not practical due to the consolidation of Spansion on June 30, 2003.

Personal Connectivity Solutions

Personal Connectivity Solutions (PCS) net sales of $131 million in 2004 decreased seven percent compared to net sales of $140 million in 2003. The decrease was primarily due to a $43 million decrease in sales of certain end-of-life embedded microprocessors, partially offset by a $33 million increase in sales of AMD Geode products. We acquired the Geode product line from National Semiconductor in August 2003. Accordingly, the increase in sales of AMD Geode products in 2004 was due to the fact that in 2004 we had 12 months of sales whereas in 2003 we had approximately four months of sales.

PCS net sales of $140 million in 2003 decreased 15 percent compared to net sales of $166 million in 2002. The decrease was primarily due to a $53 million decrease in sales of certain end-of-life embedded microprocessors and networking products, partially offset by a $28 million increase in sales of AMD Geode and wireless products.

PCS operating loss of $72 million in 2004 increased compared to an operating loss of $14 million in 2003. The increase in the operating loss was primarily due to a $48 million increase in operating expenses. Operating expenses increased due to an increase of approximately $35 million in manufacturing costs as a result of a change in product mix, and an aggregate increase of $14 million in research and development expenses and marketing, general and administrative expenses as a result of activities related to our AMD Geode products and other product development. Manufacturing costs increased primarily because we manufactured more AMD Geode products, which generally are more expensive to manufacture than our other embedded processors.

PCS operating loss of $14 million in 2003 improved compared to the operating loss of $25 million in 2002. The improvement was primarily due to sales of $12 million of certain embedded microprocessors and networking products that had been previously written off.

All Other Category

There were no net sales generated in the All Other category in 2003 or 2004.

All Other net sales of zero in 2003 decreased from $34 million in 2002 due to the discontinuation of our Foundry Services in 2002.

All Other operating loss of $44 million in 2004 increased from $6 million in 2003, primarily due to an increase of approximately $30 million in corporate bonus and profit sharing expense. In addition, All Other operating loss in 2004 included approximately $5 million of restructuring and other special charges, while in 2003 we had a $14 million credit adjustment to the restructuring charge.

All Other operating loss of $6 million in 2003 improved by $374 million compared to an operating loss of $380 million in 2002, primarily due to $331 million of restructuring and other special charges included in the All Other category for 2002, compared to a $14 million credit adjustment to the restructuring charge in 2003.

Comparison of Gross Margin, Expenses, Interest Income and Other, Net, Interest Expense and Taxes

The following is a summary of certain consolidated statement of operations data for 2004, 2003 and 2002:

	2004	2003	2002
	(in millions except for percentages)
Cost of sales	$3,033	$2,327	$2,106
Gross margin	39%	34%	22%
Research and development expense	$935	$852	$816
Marketing, general and administrative expense	807	587	670
Restructuring and other special charges (recoveries), net	5	(14)	331
Interest income and other, net	31	(21)	(32)
Interest expense	112	110	71
Income tax provision	6	3	45

Gross margin percentage increased to 39 percent in 2004 compared to 34 percent in 2003. The increase in gross margin was primarily due to an increase in net sales of 42 percent and lower unit manufacturing costs resulting from our transition to smaller, more cost efficient, manufacturing process technologies for both of our microprocessors and Flash memory products. Further quantification of the improvement in gross margin percentage is not practical due to the consolidation of Spansion’s operating results as of June 30, 2003.

Gross margin percentage increased to 34 percent in 2003 compared to 22 percent in 2002. The increase in gross margin was primarily due to an increase in net sales of 30 percent, accompanied by an increase in cost of sales of only ten percent. Our cost of sales increased at a lower rate than net sales primarily due to cost reductions from the 2002 Restructuring Plan and other cost reduction initiatives. In addition, microprocessor unit sales increased 15 percent while average selling prices of microprocessor products decreased by four percent, and we realized revenues of $63 million, or approximately two gross margin percentage points, from the sale of microprocessor products that had been previously written off. Further quantification of the improvement in gross margin percentage is not practical due to the consolidation of Spansion’s operating results as of June 30, 2003.

We amortize capital grants and allowances, interest subsidies and research and development subsidies that we receive from the State of Saxony and the Federal Republic of Germany for Fab 30 as they are earned. The amortization of these grants and subsidies is recognized as a credit to research and development expenses and cost of sales. The credit to cost of sales totaled $67.1 million in 2004, $46.2 million in 2003 and $37.5 million in 2002.

Research and development expenses of $935 million in 2004 increased ten percent from $852 million in 2003 due in part to higher research and development expenses as result of the consolidation of Spansion’s results of operations, an increase in start-up costs of approximately $29 million associated with the Fab 36 project and a $24 million increase in silicon design related to future generations of our microprocessors. These factors were partially offset by a $23 million decrease in Fab 30 research and development activities. Research and development expenses of $852 million in 2003 increased four percent from $816 million in 2002, due in part to higher research and development expenses as a result of the consolidation of Spansion’s results of operation, $23 million in research and development efforts related to new microprocessors, and $58 million paid to IBM to jointly develop new process technologies for use in future microprocessor products. The increases in research and development expenses were offset by a $35 million reduction in research and development costs, primarily due to the reduction of research and development activities associated with our PCS products and the absence of the $42 million charge representing amounts paid to IBM in 2002 in exchange for consulting services relating to optimizing the performance of our manufacturing processes.

We amortize capital grants and allowances, interest subsidies and research and development subsidies that we receive from the State of Saxony and the Federal Republic of Germany for Fab 30 as they are earned. The amortization of these grants and subsidies is recognized as a credit to research and development expenses and cost of sales. The credit to research and development expenses totaled $20.7 million in 2004, $29 million in 2003 and $21.8 million in 2002.

Marketing, general and administrative expenses of $807 million in 2004 increased 37 percent compared to $587 million in 2003, primarily due to increased sales and cooperative advertising and marketing expenses of $112 million primarily associated with our AMD 64-based processors, expenses from Spansion of $153 million for 12 months of 2004 compared to $78 million for six months in 2003 and new regulatory compliance costs of $15 million.

Marketing, general and administrative expenses of $587 million in 2003 decreased 12 percent compared to $670 million in 2002. The decrease was primarily due to decreased cooperative advertising and marketing expenses of $55 million and cost reductions from the 2002 Restructuring Plan and other cost reduction initiatives.

Effects of 2002 Restructuring Plan

In December 2002, we began implementing a restructuring plan (the 2002 Restructuring Plan) to further align our cost structure to industry conditions resulting from weak customer demand and industry-wide excess inventory.

As part of this plan, and as a result of our agreement with IBM to jointly develop future generations of our microprocessor manufacturing process technology, we ceased microprocessor related research and development in the Submicron Development Center, or SDC, and eliminated most of the related resources, including the sale or abandonment of certain equipment used in the SDC.

The 2002 Restructuring Plan resulted in the consolidation of facilities, primarily at our Sunnyvale, California site and at sales offices worldwide. We vacated and are attempting to sublease certain facilities currently occupied under long-term operating leases through 2011. We also terminated the implementation of certain partially completed enterprise resource planning (ERP) software and other information technology implementation activities, resulting in the abandonment of certain software, hardware and capitalized development costs.

Pursuant to the 2002 Restructuring Plan, we recorded restructuring costs and other special charges of $330.6 million in the fourth quarter of 2002, consisting primarily of $68.8 million of anticipated severance and fringe benefit costs, an asset impairment charge of $32.5 million relating to a license that has no future use because of its association with discontinued microprocessor development activities, asset impairment charges of $30.6 million resulting from the abandonment of equipment previously used in microprocessor process development and manufacturing activities, anticipated exit costs of $138.9 million almost wholly related to vacating and consolidating our facilities and a charge of $55.5 million resulting from the abandonment of partially completed ERP software and other information technology implementation activities.

During 2003, management approved the sale of additional equipment primarily used in the SDC that was identified as no longer useful in our operations. As a result, we recorded approximately $11 million of asset impairment charges in the first quarter of 2003, including $3.3 million of charges for decommission costs necessary to complete the sale of the equipment.

During 2003, we also revised our estimates of the number of positions to be eliminated pursuant to the 2002 Restructuring Plan from 2,000 to 1,800 in response to the additional resources required due to the Spansion transaction. As a result, we reversed $8.9 million of the estimated severance and fringe benefit accrual. As of December 26, 2004, 1,786 employees had been terminated pursuant to the 2002 Restructuring Plan resulting in cumulative cash payments of $60 million in severance and employee benefit costs.

During 2004, we adjusted the restructuring accrual related to the 2002 Restructuring Plan, which resulted in an additional $5.2 million restructuring charge for the period. The adjustment was primarily related to a change in our estimate of potential sublease opportunities associated with abandoned facilities located in Sunnyvale, California.

With the exception of exit costs consisting primarily of remaining lease payments on abandoned facilities net of estimated sublease income that are payable through 2011, we have completed the activities associated with the 2002 Restructuring Plan. With the formation of Spansion and other business changes, we no longer track the overall cost savings from the 2002 Restructuring Plan because we do not believe this information would be useful.

The following table summarizes activities under the 2002 Restructuring Plan through December 26, 2004:

	Severance and Employee Benefits	Asset Impairment	Exit and Equipment Decommission Costs	Other Restructuring Charges	Total
	(in thousands)
2002 provision	$68,770	$118,590	$138,900	$4,315	$330,575
Non-cash charges	—	(118,590)	—	—	(118,590)
Cash charges	(14,350)	—	(795)	—	(15,145)

Accruals at December 29, 2002	$54,420	—	$138,105	$4,315	$196,840

2003 provision	—	$7,791	$3,314	—	$11,105
Cash charges	(38,816)	—	(20,796)	(4,300)	(63,912)
Non-cash charges	—	(7,791)	—	—	(7,791)
Non-cash adjustments	(8,864)	—	—	(15)	(8,879)

Accruals at December 28, 2003	$6,740	—	$120,623	—	$127,363

Cash charges	(6,789)		(20,150)		(26,939)
Non-cash adjustments	$49		$5,203		$5,252

Accruals at December 26, 2004	—	—	$105,676	—	$105,676

Effects of 2001 Restructuring Plan

In 2001, in response to the continued slowdown in the semiconductor industry and a resulting decline in revenues, we implemented a restructuring plan (the 2001 Restructuring Plan). We completed our execution of the 2001 Restructuring Plan as of December 26, 2004.

During 2003, we reduced the estimated accrual of the facility and equipment decommission costs by $12.2 million based on the most current information available and we realized a recovery of approximately $3.9 million for the excess of the sale price over the estimated fair value of equipment that we determined was impaired as a result of the 2001 Restructuring Plan. Both amounts were included in restructuring and other special charges (recoveries), net. With the formation of Spansion and other business changes, we no longer track the overall cost savings from this 2001 Restructuring Plan because we do not believe the information would be useful.

The following table summarizes activity under the 2001 Restructuring Plan from December 30, 2001 through December 26, 2004:

	Severance and Employee Benefits	Facilities and Equipment Decommission Costs	Other Facilities Exit Costs	Total
	(in thousands)
Accruals at December 30, 2001	$26,622	$15,500	$646	$42,768
Cash charges	(26,622)	(445)	—	(27,067)

Accruals at December 29, 2002	$—	$15,055	$646	$15,701
Non-cash adjustments	—	(11,574)	(646)	(12,220)
Cash charges	—	(2,485)	—	(2,485)

Accruals at December 28, 2003	$—	$996	$—	$996
Cash charges	—	(991)	—	(991)
Non-cash adjustments	—	(5)	—	(5)

Accruals at December 26, 2004	$—	$—	$—	$—

Interest Income and Other, Net

We recorded a net charge of interest income and other, net of $31 million in 2004 compared to interest income and other, net of approximately $21 million in 2003. This charge was due primarily to a charge of approximately $32 million related to a series of transactions pursuant to which we exchanged $201 million of our 4.50% Notes for our common stock. The charge represented the difference between the fair value of the common stock issued in the transactions and the fair value of common stock issuable pursuant to the original conversion terms of the 4.50% Notes. In addition, interest income and other, net, in 2004 included a charge of approximately $14 million in connection with our prepayment of the Dresden Term Loan, and a loss of approximately $6 million during the second quarter of 2004 resulting from the mark-to-market of certain foreign currency forward contracts that we used as economic hedges of forecasted capital contributions to AMD Fab 36 KG, which do not qualify as accounting hedges.

Interest income and other, net, of approximately $21 million in 2003 decreased 34 percent from $32 million in 2002. The decrease was primarily due to a decrease in investment income of $16 million caused by lower cash equivalents and short-term investment balances and a charge of $2.3 million in 2003 for other-than-temporary declines in our equity investments. This decrease was offset by a gain of approximately $6 million based on the difference between the carrying value and fair value of assets contributed by us to Spansion. Fujitsu now owns a 40 percent interest in these assets. The gain on the deemed sale of these assets to Spansion was limited to the difference in carrying value of our interest in the assets following the completion of the transaction and the carrying value of the assets immediately prior to the transaction.

Interest Expense

Interest expense of $112 million in 2004 was flat compared to $110 million in 2003. On October 29, 2004, we sold $600 million of the private notes. Interest accrued on these private notes was partially offset by the absence of interest expense, as of November 2, 2004, for amounts outstanding under the Dresden Term Loan, which we prepaid on November 2, 2004, and the absence of interest expense with respect to $201 million of our 4.50% Notes, which we exchanged for our common stock in a series of transactions during the fourth quarter of 2004. We also capitalized interest during 2004 of $9 million in connection with our Fab 36 construction activities in Dresden, Germany.

Interest expense of $110 million in 2003 increased 55 percent compared to $71 million in 2002. The increase was due primarily to annual interest charges of $18 million on our 4.50% Notes sold in November 2002, $5 million of interest on $110 million outstanding under our revolving credit facility, and the Spansion transaction, which resulted in additional interest expense of approximately $9 million in 2003. In addition, in 2002 we capitalized interest of $10.7 million on continued expansion and facilitization of Fabs 25 and 30 compared to $1.5 million in 2003.

Income Taxes

We recorded an income tax provision of $6 million in 2004, $3 million in 2003 and $45 million in 2002. The income tax provision in 2004 primarily reflects U.S. income taxes, including taxes on the dividends repatriated from controlled foreign corporations, partially offset by foreign tax benefits because of losses in certain foreign jurisdictions. The income tax provision in 2003 primarily reflected income tax expense generated in certain foreign jurisdictions, offset by a benefit of a U.S. federal tax refund from a carryback claim we filed in 2003. The 2002 income tax provision was recorded primarily for taxes due on income generated in certain foreign tax jurisdictions and the establishment of a valuation allowance against the remainder of our U.S. deferred tax assets, net of U.S. deferred tax liabilities in the fourth quarter, due to continuing substantial operating losses in the United States.

As of December 26, 2004, we had federal and state net operating loss carryforwards of approximately $930 million and $45 million. We also had foreign loss carryforwards of approximately $88 million. We also had federal and state tax credit carryforwards of approximately $246 million and $86 million. The net operating loss and tax credit carryforwards will expire at various dates beginning in 2005 through 2024, if not utilized. We maintain a full valuation allowance against all our net U.S. federal and state deferred tax assets and certain of our foreign deferred tax assets ($694 million at December 26, 2004) because of our history of recent losses.

Other Items

International sales as a percent of net sales were 79 percent in 2004, 80 percent in 2003 and 73 percent in 2002. During 2004 and 2003, approximately 22 and 15 percent of our net sales were denominated in currencies other than the U.S. dollar, primarily the Japanese yen, as compared to one percent during 2002. The increase in the percentage in 2004 and 2003 compared to 2002 was primarily due to the consolidation of Spansion’s results of operations, effective June 30, 2003, which include sales by Spansion to Fujitsu, which are denominated in yen. Our foreign exchange risk exposure resulting from these sales is partially mitigated as a result of our yen-denominated manufacturing costs. In addition, we are subject to foreign currency risk related to our manufacturing costs in Fab 30, which are denominated in euro. We use foreign currency forward and option contracts to reduce our exposure to the euro, but future exchange rate fluctuations may cause increases or decreases to our Fab 30 and Fab 36 manufacturing costs. The impact on our operating results from changes in foreign currency rates individually and in the aggregate has not been material, on an annual basis, principally as a result of our foreign currency hedging activities. See “Quantitative and Qualitative Disclosure About Market Risk,” below.

FINANCIAL CONDITION

Our cash, cash equivalents and short-term investments at December 26, 2004 totaled $1.2 billion, which included approximately $196 million in cash, cash equivalents, and short-term investments of Spansion. Spansion’s operating agreement governs its ability to use this cash for operations or to distribute it to us and Fujitsu. Pursuant to the operating agreement, and subject to restrictions contained in third party loan agreements, Spansion must first distribute any cash balance to us and Fujitsu in an amount sufficient to cover each party’s estimated tax liability, if any, related to Spansion’s taxable income for each fiscal year. Any remaining cash balance after the tax liability distribution would be used by Spansion to fund its operations in accordance with its budget. If any cash remains, it must be used to repay Spansion’s outstanding debt to us and Fujitsu. Any remaining cash may be distributed at the discretion of Spansion’s Board of Managers, to us and Fujitsu, pro rata, based on each party’s membership interest at the time of distribution, which currently is 60 percent and 40 percent.

Due to our repayment of amounts outstanding under the Dresden Term Loan on November 2, 2004 and the related termination of the Dresden Loan Agreements effective December 23, 2004, we are no longer required to maintain a compensating cash balance. Therefore, as of December 26, 2004, our compensating cash balance was zero as compared to $218 million as of December 28, 2003.

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was approximately $1.1 billion in 2004. Net income of $91 million, non-cash charges, consisting primarily of $1.2 billion of depreciation and amortization expense and a $32 million charge associated with our exchange of $201 million of our 4.50% Notes for common stock, contributed to the positive cash flows from operations. The net changes in operating assets in 2004 as compared to 2003 included an increase in accounts receivable due to higher net sales, and increased inventories due primarily to an increase in microprocessor inventories resulting from a higher percentage of AMD64-based processors and improved market conditions. For fiscal 2004, Fujitsu accounted for approximately 23 percent of our consolidated accounts receivable and approximately 22 percent of our consolidated sales.

Net cash provided by operating activities was approximately $296 million in 2003. Although we had a net loss of $274 million for the year, adjustments for non-cash charges, which were primarily depreciation and amortization, resulted in a positive cash flow from operations. The net changes in operating assets in 2003 as compared to 2002 included an increase in accounts receivable due to higher net sales and the consolidation of Spansion’s results of operations, which include Spansion’s sales to Fujitsu, and an increase in net inventory due to the consolidation of Spansion’s results of operations. For fiscal 2003, Fujitsu accounted for approximately 31 percent of our consolidated accounts receivable and approximately 13 percent of our consolidated sales. In 2003, the net changes in payables and accrued liabilities primarily included payments of $90 million for a technology license from IBM and approximately $64 million of payments under the 2002 Restructuring Plan.

Net cash used in operating activities was $120 million in 2002, primarily as a result of our net loss of $1.3 billion, adjusted by non-cash charges. Changes in operating assets and liabilities in 2002 as compared to 2001 were attributable to a decrease in accounts receivable due to a 31 percent decrease in net sales. At December 29, 2002, inventory increased as compared to December 29, 2001 due to an increase of products to support anticipated 2003 sales, a change in the mix of inventory, and the impact of Flash memory production from Fab 25 following its conversion from a microprocessor manufacturing facility.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $1.6 billion in 2004, primarily as a result of $1.4 billion used to purchase property, plant and equipment, including approximately $569 million used to construct Fab 36, and a net cash outflow of $150 million from sales and purchases of available-for-sale securities, offset by $34 million in proceeds from sales of property, plant and equipment.

Net cash provided by investing activities was $83 million in 2003, primarily as a result of net cash proceeds of $482 million from sales and purchases of available-for-sale securities, $148 million of cash acquired in conjunction with the Spansion transaction and $30 million in proceeds from sales of property, plant and equipment, offset by $570 million used to purchase property, plant and equipment.

Net cash used in investing activities was $854 million in 2002, including $705 million used for purchases of property, plant and equipment primarily for Fab 30 and Fab 25, $27 million, net of cash acquired, used to acquire Alchemy Semiconductor, and $131 million from net purchases of available-for-sale securities, offset by $9 million of proceeds from sales of property, plant and equipment.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $413 million in 2004. This amount included $745 million of proceeds from financing activities, including $588 million in proceeds, net of $13 million in debt issuance costs, from the issuance of the private notes, approximately $250 million in investments from the non-affiliated limited partners of AMD Fab 36 KG, $60 million of proceeds from equipment sale and leaseback transactions, $30 million of capital investment grants and allowances from the Federal Republic of Germany and the Free State of Saxony for the Fab 36 project, $124 million in proceeds from the issuance of stock under our Employee Stock Purchase Plan and the exercise of stock options and the elimination of our $224 million compensating cash balance due to the prepayment of our Dresden Term Loan. These amounts were offset by $898 million in payments on debt and capital lease obligations, including approximately $647.2 million used to prepay amounts outstanding under the Dresden Term Loan, including accrued and unpaid interest.

Net cash provided by financing activities was $267 million in 2003, primarily due to $245 million received from equipment sale and leaseback transactions completed by Spansion, a $40 million cash note to Spansion from Fujitsu as part of the Spansion transaction, $155 million of capital investment allowances received from the Federal Republic of Germany for the Fab 30 project and $35 million of proceeds from issuance of stock under our Employee Stock Purchase Plan and the exercise of stock options, offset by $141 million in payments on debt and capital lease obligations, and a $74 million increase in our compensating cash balance, which represented the minimum cash balance that AMD Saxony was required to maintain in order to comply with the minimum liquidity covenant set forth in the Dresden Term Loan.

Net cash provided by financing activities was $907 million in 2002, primarily due to $486 million in proceeds, net of $14 million in debt issuance costs, from the issuance of our 4.75% Debentures, $391 million in proceeds, net of $11 million in debt issuance costs, from the issuance of our 4.50% Notes, $108 million drawn under the July 2003 Spansion Term Loan, net of $2 million in debt issuance costs, $120 million drawn under our revolving credit facility, $21 million in proceeds from equipment lease financings, $29 million in proceeds from the issuance of stock under our Employee Stock Purchase Plan and the exercise of stock options, and $76 million of net capital investment allowances and interest subsidies received from the Federal Republic of Germany and the State of Saxony for the Fab 30 project. These amounts were offset by payments of $325 million on debt and capital lease obligations.

Liquidity

We believe that cash flows from operations and current cash balances, together with currently available credit facilities (see “Revolving Credit Facilities,” below) and external financing, will be sufficient to fund our operations and capital investments in the short term and long term. We also believe that we have sufficient financing arrangements in place to fund the estimated $2.5 billion required to facilitize Fab 36. See “Fab 36 Term Loan and Guarantee and Fab 36 Partnership Agreements,” below. Should additional funding be required, such as to meet payment obligations of our long-term debts when due, we may need to raise the required funds through borrowings or public or private sales of debt or equity securities. Such funding may be obtained through bank borrowings, or from issuances of additional debt or equity securities, which may be issued from time to time under an effective registration statement; through the issuance of securities in a transaction exempt from registration under the Securities Act of 1933; or a combination of one or more of the foregoing. We believe that, in the event of such requirements, we will be able to access the capital markets on terms and in amounts adequate to meet our objectives. However, given the possibility of changes in market conditions or other occurrences, there can be no certainty that such funding will be available in quantities or on terms favorable to us.

Revolving Credit Facilities

AMD Revolving Credit Facility

Our revolving credit facility provides for a secured revolving line of credit of up to $100 million that expires in July 2007. We can borrow, subject to amounts set aside by the lenders, up to 85 percent of our eligible accounts receivable from OEMs and 50 percent of our eligible accounts receivable from distributors. As of December 26, 2004, no borrowings were outstanding under our revolving credit facility.

Pursuant to the terms of our revolving credit facility, we have to comply, among other things, with the following financial covenants if our net domestic cash (as defined in our revolving credit facility) declines below $125 million:

•	restrictions on our ability to pay cash dividends on our common stock;

•	maintain an adjusted tangible net worth (as defined in our revolving credit facility) as follows:

Measurement Date	Amount
(in millions)
Last day of each fiscal quarter in 2004	$1,425
Last day of each fiscal quarter in 2005	$1,850
Last day of each fiscal quarter thereafter	$2,000

•	achieve EBITDA (earnings before interest, taxes, depreciation and amortization) according to the following schedule

Period	Amount
(in millions)
Four fiscal quarters ending December 31, 2004	$950
Four fiscal quarters ending March 31, 2005 and four fiscal quarters ending each fiscal quarter thereafter	$1,050

As of December 26, 2004, net domestic cash, as defined, totaled $831 million and the preceding financial covenants were not applicable. Our obligations under our revolving credit facility are secured by all of our accounts receivable, inventory, general intangibles (excluding intellectual property) and the related proceeds, excluding Spansion’s accounts receivable, inventory and general intangibles.

Spansion Japan Revolving Loan Agreement

In March 2004, Spansion Japan Limited, a subsidiary of Spansion, entered into a revolving credit facility agreement with certain Japanese financial institutions in the aggregate amount of 15 billion yen (approximately $145 million as of December 26, 2004). Spansion Japan can draw under the facility until March 24, 2005.

The revolving facility consists of two tranches: tranche A in the aggregate amount of up to nine billion yen (approximately $87 million as of December 26, 2004) and tranche B in the aggregate amount of up to six billion yen (approximately $58 million as of December 26, 2004). However, as described in more detail below, the total amount that Spansion Japan can draw is limited based on the value of Spansion Japan’s accounts receivable from Fujitsu, which are pledged as security to the lenders. As of December 26, 2004, there were no borrowings outstanding under this facility.

Amounts borrowed under tranche A bear interest at a rate of TIBOR plus 0.55 percent. Amounts borrowed under tranche B bear interest at a rate of TIBOR plus 1.2 percent. Spansion Japan must first fully draw under tranche A prior to drawing amounts under tranche B. Borrowings must be used for working capital purposes and must be repaid no later than April 24, 2005.

Pursuant to the terms of the revolving credit facility agreement, Spansion Japan is required to comply with the following financial covenants:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six-month (mid-year) period;

•	maintain an adjusted tangible net worth (as defined in the agreement) at an amount not less than 60 billion yen (approximately $579 million as of December 26, 2004) as of the last day of each fiscal quarter;

•	maintain total net income plus depreciation of $213 million as of the last day of fiscal year 2004; and

•	ensure that as of the last day of each of the third and fourth quarter of 2004, the ratio of (a) net income plus depreciation to (b) the sum of interest expenses plus the amount of scheduled debt repayments plus capital expenditures for its facilities located in Aizu-Wakamatsu, Japan, for such period, is not less than 120%.

As of December 26, 2004, Spansion Japan was in compliance with these financial covenants.

As security for amounts outstanding under the revolving facility, Spansion Japan pledged its accounts receivable from Fujitsu. The accounts receivable are held in trust pursuant to the terms of a trust agreement. Under the trust agreement, Spansion Japan is required to maintain the value of its accounts receivable at specified thresholds (as defined by the trust agreement), based upon the amounts outstanding under tranche A and tranche B. In addition, the trustee collects payments from Fujitsu into a separate trust account and releases these amounts to Spansion Japan, subject to the calculated thresholds, upon instruction from the agent for the lenders. At any time when the accounts receivable balance in the trust account is less than the required thresholds, Spansion Japan is required to do one of the following to cure the shortfall:

•	provide additional cash to the trust; or

•	repay a specified portion of the outstanding loans.

Amounts outstanding under the revolving credit facility may become automatically due and payable upon the occurrence of specified events with respect to Spansion Japan, including: filings or proceedings in bankruptcy, failure to pay any obligations under the revolving credit facility that have become due, failure to pay other third-party indebtedness where such debt exceeds 200 million yen (approximately $2 million as of December 26, 2004), or if the value of the accounts receivable from Fujitsu held in trust is below the required thresholds and such shortfall is not remedied within three business days. In addition, amounts outstanding under the revolving credit facility may become automatically due and payable upon the occurrence of specified events with respect to Fujitsu including: filings or proceedings in bankruptcy, default by Fujitsu with respect to payments to Spansion Japan or other obligations under their purchase and sale agreement, or default by Fujitsu with respect to other third-party indebtedness where such debt exceeds one billion yen (approximately $10 million as of December 26, 2004). As of December 26, 2004, the amount of accounts receivable held in the trust was approximately $166 million.

Because most amounts under the Spansion Japan Revolving Loan are denominated in yen, the dollar amounts stated above are subject to change based on applicable exchange rates. We used the exchange rate as of December 26, 2004 of 103.62 yen to one U.S. dollar to translate the amounts denominated in yen into U.S. dollars.

Contractual Cash Obligations and Guarantees

The following table summarizes our principal contractual cash obligations at December 26, 2004, and is supplemented by the discussion following the table.

Principal contractual cash obligations at December 26, 2004 were:

	Total	2005	2006	2007	2008	2009	2010 and beyond
	(in thousands)
4.75% Debentures	$500,000	$—	$—	$—	$—	$—	$500,000
4.50% Notes	201,500	—	—	201,500	—	—	—
7.75% Notes	600,000	—	—	—	—	—	600,000
Repurchase Obligations to Fab 36 Partners(1)	121,931	16,242	26,422	26,422	26,422	26,423	—
July 2003 Spansion Term Loan	44,599	27,500	17,099	—	—	—	—
Spansion Japan Term Loan	127,389	46,323	46,323	34,743	—	—	—
Fujitsu Cash Note	40,000	10,000	30,000	—	—	—	—
AMD Penang Term Loan	6,325	1,518	1,518	1,518	1,518	253	—
Spansion China Loan	32,499	32,499	—	—	—	—	—
Capital Lease Obligations	184,853	96,746	83,079	4,816	212	—	—
Operating Leases	430,854	76,865	63,812	51,007	44,547	39,071	155,552
Unconditional Purchase Commitments(2)(3)	1,281,200	281,662	205,951	209,301	183,774	43,074	357,438

Total principal contractual cash obligations	$3,571,150	$589,355	$474,204	$529,307	$256,473	$108,821	$1,612,990

(1)	This is the amount of silent partnership contributions received by AMD Fab 36 KG as of December 26, 2004 from the unaffiliated limited partners under the Fab 36 partnership agreements. Assuming certain milestones are met by AMD Fab 36 KG, we expect to receive a total of up to $189 million of silent partnership contributions. AMD Fab 36 Holding and AMD Fab 36 Admin are required to repurchase each partner’s silent partnership contribution in annual installments one year after the partner has contributed the full amount required under the partnership agreements. As of December 26, 2004, Fab 36 Beteiligungs had contributed the full amount required under the partnership agreements, but Leipziger Messe had not contributed the full amount. Therefore, the condition precedent to our repurchase obligations with respect to Leipziger Messe’s silent partnership contribution had not been met. See “Fab 36 Term Loan and Guarantee and Fab 36 Partnership Agreements,” below.
(2)	Purchase orders for goods and services that are cancelable upon notice and without significant penalties are not included in the amounts above.
(3)	We have unconditional purchase commitments for goods and services where payments are based, in part, on volume or type of services we require. In those cases, we only included the minimum volume or purchase commitment in the table above.

4.75% Convertible Senior Debentures Due 2022

On January 29, 2002 we issued $500 million of our 4.75% Convertible Senior Debentures due 2022 (the 4.75% Debentures) in a private offering pursuant to Rule 144A and Regulation S of the Securities Act.

The interest rate payable on the 4.75% Debentures will reset on August 1, 2008, August 1, 2011 and August 1, 2016 to a rate equal to the interest rate payable 120 days prior to the reset dates on 5-year U.S. Treasury Notes, plus 43 basis points. The interest rate will not be less than 4.75 percent and will not exceed 6.75 percent. Holders have the right to require us to repurchase all or a portion of our 4.75% Debentures on February 1, 2009, February 1, 2012, and February 1, 2017. The holders of the 4.75% Debentures also have the ability to require us to repurchase the 4.75% Debentures in the event that we undergo specified fundamental changes, including a change of control. In each such case, the redemption or repurchase price would be 100 percent of the principal amount of the 4.75% Debentures plus accrued and unpaid interest. The 4.75% Debentures are convertible by the holders into our common stock at a conversion price of $23.38 per share at any time. At this conversion price, each $1,000 principal amount of the 4.75% Debentures will be convertible into approximately 43 shares of our common stock. Issuance costs incurred in the amount of approximately $14 million are amortized ratably, which approximates the effective interest method, over the term of the 4.75% Debentures, as interest expense.

As of February 5, 2005, the 4.75% Debentures are redeemable by us for cash at our option at specified prices expressed as a percentage of the outstanding principal amount plus accrued and unpaid interest, provided that we may not redeem the 4.75% Debentures prior to February 5, 2006, unless the last reported sale price of our common stock is at least 130 percent of the then-effective conversion price for at least 20 trading days within a period of 30 consecutive trading days ending within five trading days of the date of the redemption notice.

The redemption prices for the specified periods are as follows:

Period	Price as a Percentage of Principal Amount
Beginning on February 5, 2005 through February 4, 2006	102.375%
Beginning on February 5, 2006 through February 4, 2007	101.583%
Beginning on February 5, 2007 through February 4, 2008	100.792%
Beginning on February 5, 2008	100.000%

We may elect to purchase or otherwise retire our 4.75% Debentures with cash, stock or other assets from time to time in open market or privately negotiated transactions, either directly or through intermediaries, or by tender offer when we believe that market conditions are favorable to do so. Such purchases may have a material effect on our liquidity, financial condition and results of operations.

4.50% Convertible Senior Notes Due 2007

On November 25, 2002, we issued $402.5 million of 4.50% Convertible Senior Notes due 2007 (the 4.50% Notes) in a registered offering. Interest on the 4.50% Notes is payable semiannually in arrears on June 1 and December 1 of each year, beginning June 1, 2003. Beginning on December 4, 2005, the 4.50% Notes are redeemable by us at our option for cash at specified prices expressed as a percentage of the outstanding principal amount plus accrued and unpaid interest, provided that we may not redeem the 4.50% Notes unless the last reported sale price of our common stock is at least 150 percent of the then-effective conversion price for at least 20 trading days within a period of 30 trading days ending within five trading days of the date of the redemption notice.

The redemption prices for the specified periods are as follows:

Period	Price as a Percentage of Principal Amount
Beginning on December 4, 2005 through November 30, 2006	101.800%
Beginning on December 1, 2006 through November 30, 2007	100.900%
On December 1, 2007	100.000%

The 4.50% Notes are convertible at the option of the holder at any time prior to the close of business on the business day immediately preceding the maturity date of December 1, 2007, unless previously redeemed or repurchased, into shares of common stock at a conversion price of $7.37 per share, subject to adjustment in certain circumstances. At this conversion price, each $1,000 principal amount of the 4.50% Notes will be convertible into approximately 135 shares of our common stock. Issuance costs incurred in the amount of approximately $12 million are amortized ratably, over the term of the 4.50% Notes, as interest expense, approximating the effective interest method.

Holders have the right to require us to repurchase all or a portion of our 4.50% Notes in the event that we undergo specified fundamental changes, including a change of control. In each such case, the redemption or repurchase price would be 100 percent of the principal amount of the 4.50% Notes plus accrued and unpaid interest.

As of December 26, 2004 we had exchanged an aggregate of $201 million of our 4.50% Notes for 29,391,261 shares of our common stock in a series of transactions. As a result of these transactions, we recognized a charge of approximately $32 million, which represented the difference between the fair value of the shares issued in the transactions and the fair value of shares issuable pursuant to the original conversion terms of the 4.50% Notes.

We may elect to purchase or otherwise retire the remainder of our 4.50% Notes with cash, stock or other assets from time to time in open market or privately negotiated transactions, either directly or through intermediaries, or by tender offer when we believe that market conditions are favorable to do so. Such purchases may have a material effect on our liquidity, financial condition and results of operations.

7.75% Senior Notes Due 2012

On October 29, 2004, we issued $600 million of the private notes. We used the net proceeds from the sale of the private notes plus existing cash to prepay the full amount outstanding under the Dresden Term Loan, including accrued and unpaid interest and a prepayment premium. See “Repayment of Dresden Term Loan,” below. Issuance costs incurred in connection with this transaction in the amount of approximately $13 million are amortized ratably over the term of the notes as interest expense, approximating the effective interest method.

Fab 36 Term Loan and Guarantee and Fab 36 Partnership Agreements

We are facilitizing our new 300-millimeter wafer fabrication facility, Fab 36, in Dresden, Germany, which is located adjacent to Fab 30. Fab 36 is owned by a German limited partnership named AMD Fab 36 Limited Liability Company & Co. KG, or AMD Fab 36 KG. We control the management of AMD Fab 36 KG through a wholly owned Delaware subsidiary, AMD Fab 36 LLC, which is a general partner of AMD Fab 36 KG. Accordingly, AMD Fab 36 KG is our indirect consolidated subsidiary. We expect that Fab 36 will produce future generations of our microprocessor products, and that it will be in volume production in 2006. AMD, Leipziger Messe GmbH, a nominee of the State of Saxony, Fab 36 Beteiligungs GmbH, an investment consortium arranged by M+W Zander Facility Engineering GmbH, the general contractor for the project, and a consortium of banks are providing financing for the project. Leipziger Messe and Fab 36 Beteiligungs are limited partners in AMD Fab 36 KG. We also anticipate receiving up to approximately $735 million in grants and allowances from federal and state German authorities for the Fab 36 project. We expect that capital expenditures for Fab 36 through 2007 will be approximately $2.5 billion in the aggregate.

The funding to construct and facilitize Fab 36 consists of:

•	Equity contributions from us of $792 million under the partnership agreements, revolving loans from us of up to approximately $1.0 billion, and guarantees from us for amounts owed by AMD Fab 36 KG and its affiliates to the lenders and unaffiliated limited partners;

•	investments of up to approximately $433 million from Leipziger Messe and Fab 36 Beteiligungs;

•	loans of up to approximately $947 million from a consortium of banks;

•	up to approximately $735 million of subsidies consisting of grants and allowances, from the Federal Republic of Germany and the State of Saxony; and

•	a loan guarantee from the Federal Republic of Germany and the State of Saxony of 80 percent of the losses sustained by the lenders referenced above after foreclosure on all other security.

As of December 26, 2004, we had contributed $248 million of equity in AMD Fab 36 KG and no loans were outstanding. These amounts have been eliminated in our consolidated financial statements.

On April 21, 2004, AMD, AMD Fab 36 KG, AMD Fab 36 LLC, AMD Fab 36 Holding GmbH, a German company and wholly owned subsidiary of AMD that owns substantially all of our limited partnership interest in AMD Fab 36 KG, and AMD Fab 36 Admin GmbH, a German company and wholly owned subsidiary of AMD Fab 36 Holding that owns the remainder of our limited partnership interest in AMD Fab 36 KG, (collectively referred to as the AMD companies) entered into a series of agreements (the partnership agreements) with the unaffiliated limited partners of AMD Fab 36 KG, Leipziger Messe and Fab 36 Beteiligungs, relating to the rights and obligations with respect to their limited partner and silent partner contributions in AMD Fab 36 KG. The partnership has been established for an indefinite period of time. A partner may terminate its participation in the partnership by giving twelve months advance notice to the other partners. The termination becomes effective at the end of the year following the year during which the notice is given. However, other than for good cause, a partner’s termination will not be effective before December 31, 2015.

Also on April 21, 2004, AMD Fab 36 KG entered into a term loan agreement and other related agreements (the Fab 36 Loan Agreements) with a consortium of banks led by Dresdner Bank AG, a German financial institution, to finance the purchase of equipment and tools required to operate Fab 36. The consortium of banks agreed to make available up to $947 million in loans to AMD Fab 36 KG upon its achievement of specified milestones, including attainment of “technical completion” at Fab 36, which requires certification by the banks’ technical advisor that AMD Fab 36 KG has a wafer fabrication process suitable for high-volume production of advanced microprocessors and has achieved specified levels of average wafer starts per week and average wafer yields, as well as cumulative capital expenditures of approximately $1.4 billion. We currently anticipate that AMD Fab 36 KG will attain these milestones and first be able to draw on the loans in 2006. The amounts borrowed under the Fab 36 Loan Agreements are repayable in quarterly installments commencing in September 2007 and terminating in March 2011.

AMD Fab 36 KG pledged substantially all of its current and future assets as security under the Fab 36 Loan Agreements, we pledged our equity interest in AMD Fab 36 Holding and AMD Fab 36 LLC, AMD Fab 36 Holding pledged its equity interest in AMD Fab 36 Admin and its partnership interest in AMD Fab 36 KG and AMD Fab 36 Admin and AMD Fab 36 LLC pledged all of their partnership interests in AMD Fab 36 KG. We guaranteed the obligations of AMD Fab 36 KG to the lenders under the Fab 36 Loan Agreements. We also guaranteed repayment of grants and allowances by AMD Fab 36 KG, should such repayment be required pursuant to the terms of the subsidies provided by the federal and state German authorities. Pursuant to the terms of the guarantee, we have to comply with specified adjusted tangible net worth and EBITDA financial covenants if the sum of our and our subsidiaries’ cash, cash equivalents and short-term investments, less the amount outstanding under any third-party revolving credit facility or term loan agreement with an original maturity date for amounts borrowed of up to one year (group consolidated cash), declines below the following amounts:

Amount (in thousands)	if Moody’s Rating is at least		if Standard & Poor’s Rating is at least
$500,000	B1 or lower	and	B+ or lower
425,000	Ba3	and	BB-
400,000	Ba2	and	BB
350,000	Ba1	and	BB+
300,000	Baa3 or better	and	BBB- or better

As of December 26, 2004, group consolidated cash was greater than $500 million, and therefore, the preceding financial covenants were not applicable.

The partnership agreements set forth each limited partner’s aggregate capital contribution to AMD Fab 36 KG and the milestones for such contributions. Pursuant to the terms of the partnership agreements, AMD, through AMD Fab 36 Holding and AMD Fab 36 Admin, agreed to provide an aggregate of $792 million, Leipziger Messe agreed to provide an aggregate of $271 million and Fab 36 Beteiligungs agreed to provide an aggregate of $162 million. The capital contributions of Leipziger Messe and Fab 36 Beteiligungs are comprised of limited partnership contributions and silent partnership contributions. These contributions are due at various dates upon the achievement of milestones relating to the construction and operation of Fab 36.

The partnership agreements also specify that the unaffiliated limited partners will receive a guaranteed rate of return of between 11 percent and 13 percent per annum on their total investment depending upon the monthly wafer output of Fab 36. We guaranteed these payments by AMD Fab 36 KG.

Pursuant to the terms of the partnership agreements and subject to the prior consent of the Federal Republic of Germany and the State of Saxony, AMD Fab 36 Holding and AMD Fab 36 Admin have a call option over the limited partnership interests held by Leipziger Messe and Fab 36 Beteiligungs, first exercisable three and one-half years after the relevant partner has completed the applicable capital contribution and every three years thereafter. Also, commencing five years after completion of the relevant partner’s capital contribution, Leipziger Messe and Fab 36 Beteiligungs each have the right to sell their limited partnership interest to third parties (other than competitors), subject to a right of first refusal held by AMD Fab 36 Holding and AMD Fab 36 Admin, or to put their limited partnership interest to AMD Fab 36 Holding and AMD Fab 36 Admin. The put option is thereafter exercisable every three years. Leipziger Messe and Fab 36 Beteiligungs also have a put option in the event they are outvoted at AMD Fab 36 KG partners’ meetings with respect to certain specified matters such as increases in the partners’ capital contributions beyond those required by the partnership agreements, investments significantly in excess of the business plan, or certain dispositions of the limited partnership interests of AMD Fab 36 Holding and AMD Fab 36 Admin. The purchase price under the put option is the partner’s capital account balance plus accumulated or accrued profits due to such limited partner. The purchase price under the call option is the same amount, plus a premium of $4.7 million to Leipziger Messe and a premium of $2.8 million to Fab 36 Beteiligungs. The right of first refusal price is the lower of the put option price or the price offered by the third party that triggered the right. We guaranteed the payments under the put options.

In addition, AMD Fab 36 Holding and AMD Fab 36 Admin are obligated to repurchase the silent partnership interest of Leipziger Messe’s and Fab 36 Beteiligungs’ contributions over time. Specifically, AMD Fab 36 Holding and AMD Fab 36 Admin are required to repurchase Leipziger Messe’s silent partnership interest of $108 million in annual 25 percent installments commencing one year after Leipziger Messe has completed its limited partnership and silent partnership contributions, and Fab 36 Beteiligungs’ silent partnership interest of $81 million in annual 20 percent installments commencing in October 2005.

For accounting and financial reporting purposes under United States generally accepted accounting principles, we classified the silent partnership contributions as debt, based on their fair value because of the mandatory redemption features described in the prior paragraph. Each accounting period, we increase the carrying value of this debt towards our ultimate redemption value of the silent partnership contributions by the guaranteed annual rate of return of between 11 percent to 13 percent. We classify this periodic accretion to redemption value as interest expense.

The limited partnership contributions that AMD Fab 36 KG expects to receive from Leipziger Messe and Fab 36 Beteiligungs are subject to the put and call provisions referenced above. These contributions are not mandatorily redeemable, but rather are subject to redemption outside of the control of AMD Fab 36 Holding and AMD Fab 36 Admin. Upon consolidation, we initially record these contributions as minority interest, based on their fair value. Each accounting period, we increase the carrying value of this minority interest toward our ultimate redemption value of these contributions by the guaranteed rate of return of between 11 percent and 13 percent. We classify this periodic accretion of redemption value as an additional minority interest allocation. No separate accounting is required for the put and call options because they are not freestanding instruments and not considered derivatives under SFAS 133, Accounting for Derivative Instruments and Hedging Activities.

As of December 26, 2004, AMD Fab 36 KG received $122 million of silent partnership contributions and $128 million of limited partnership contributions from the unaffiliated limited partners. These contributions were recorded as debt and minority interest, respectively, in the accompanying consolidated balance sheet.

In addition to support from us and the consortium of banks referred to above, the Federal Republic of Germany and the State of Saxony have agreed to support the Fab 36 project in the form of:

•	a loan guarantee equal to 80 percent of the losses sustained by the lenders after foreclosure on all other security; and

•	subsidies consisting of grants and allowances totaling up to approximately $735 million.

As of December 26, 2004, AMD Fab 36 KG received cash allowances of $5 million for investments made in 2003 and cash grants of $25 million for investments made in 2003 and 2004.

The Fab 36 Loan Agreements also require that we:

•	provide funding to AMD Fab 36 KG if cash shortfalls occur, including funding shortfalls in government subsidies resulting from any defaults caused by AMD Fab 36 KG or its affiliates; and

•	guarantee 100 percent of AMD Fab 36 KG’s obligations under the Fab 36 Loan Agreements until the loans are repaid in full.

Under the Fab 36 Loan Agreements, AMD Fab 36 KG, AMD Fab 36 Holding and AMD Fab 36 Admin are generally prevented from paying dividends or making other payments to us. In addition, AMD Fab 36 KG would be in default under the Fab 36 Loan Agreements if we or any of the AMD companies fail to comply with certain obligations thereunder or upon the occurrence of certain events and if, after the occurrence of the event, the lenders determine that their legal or risk position is adversely affected. Circumstances that could result in a default include:

•	failure of any limited partner to make contributions to AMD Fab 36 KG as required under the partnership agreements or our failure to provide loans to AMD Fab 36 KG as required under the Fab 36 Loan Agreements;

•	failure to pay any amount due under the Fab 36 Loan Agreements within five days of the due date;

•	occurrence of any event which the lenders reasonably believe has had or is likely to have a material adverse effect on the business, assets or condition of AMD Fab 36 KG or AMD or their ability to perform under the Fab 36 Loan Agreements;

•	filings or proceedings in bankruptcy or insolvency with respect to us, AMD Fab 36 KG or any limited partner;

•	occurrence of a change in control (as defined in the Fab 36 Loan Agreements) of AMD;

•	AMD Fab 36 KG’s noncompliance with certain affirmative and negative covenants, including restrictions on payment of profits, dividends or other distributions except in limited circumstances and restrictions on incurring additional indebtedness, disposing of assets and repaying subordinated debt; and

•	AMD Fab 36 KG’s noncompliance with certain financial covenants, including minimum tangible net worth, minimum interest cover ratio, loan to fixed asset value ratio and a minimum cash covenant.

In general, any default with respect to other indebtedness of AMD or AMD Fab 36 KG that is not cured, would result in a cross-default under the Fab 36 Loan Agreements.

The occurrence of a default under the Fab 36 Loan Agreements would permit the lenders to accelerate the repayment of all amounts outstanding under the Fab 36 Loan Agreements. In addition, the occurrence of a default under these agreements could result in a cross-default under our loan agreements, including the indentures governing our 4.75% Debentures, 4.50% Notes and 7.75% Notes. We cannot assure you that we would be able to obtain the funds necessary to fulfill these obligations. Any such failure would have a material adverse effect on us.

Generally, the amounts under the Fab 36 Loan Agreements and the partnership agreements are denominated in euros. However, we report these amounts in U.S. dollars, which are subject to change based on applicable exchange rates. We used the exchange rate at December 26, 2004, of 0.739 euro to one U.S. dollar, to translate the amounts denominated in euros into U.S. dollars. However, with respect to amounts of limited partnership and other equity contributions, investment grants, allowances and subsidies received by AMD Fab 36 KG through December 26, 2004, we used the historical exchange rates that were in effect at the time AMD Fab 36 KG received these amounts to convert amounts denominated in euros into U.S. dollars.

July 2003 Spansion Term Loan and Guarantee

Under our July 2003 Spansion Term Loan, as amended, amounts borrowed bear interest at a variable rate of LIBOR plus four percent, which was 5.98 percent at December 26, 2004. Repayment occurs in equal, consecutive, quarterly principal and interest installments ending in September 2006. As of December 26, 2004, $45 million was outstanding under the July 2003 Spansion Term Loan, of which 60 percent is guaranteed by us and 40 percent is guaranteed by Fujitsu. Spansion granted a security interest in certain property, plant and equipment as security under the July 2003 Spansion Term Loan. In addition, as security for our guarantee obligations, we granted a security interest in certain of our assets, including our accounts receivable, inventory, general intangibles (excluding intellectual property) and the related proceeds.

Pursuant to the terms of the July 2003 Spansion Term Loan, Spansion is required to comply with the following financial covenants during an enhanced covenant period, which occurs if either Spansion’s net domestic cash balance (as defined in the July 2003 Spansion Term Loan) as of the last day of any fiscal quarter is below $60 million or if its net worldwide cash balance (as defined in the July 2003 Spansion Term Loan) as of the last day of any fiscal quarter is below $130 million:

•	maintain an adjusted tangible net worth (as defined in the July 2003 Spansion Term Loan) of not less than $850 million;

•	achieve EBITDA according to the following schedule:

Period	Amount
(in millions)
For the four quarters ending December 2004	$550
For the four quarters ending in 2005	$640
For the four quarters ending in 2006	$800

•	maintain a fixed charge coverage ratio (as defined in the July 2003 Spansion Term Loan) according to the following schedule:

Period	Ratio
Period ending December 2004	1.0 to 1.00
Full Fiscal Year 2005	1.0 to 1.00
Full Fiscal Year 2006	0.9 to 1.00

In addition, during an enhanced covenant period, Spansion is restricted in its ability to pay cash dividends to us or Fujitsu.

As of December 26, 2004, Spansion’s net domestic cash balance was $119 million and its net worldwide cash balance was $196 million. Because Spansion was not in an enhanced covenant period, the preceding financial covenants were not applicable.

Spansion Japan Term Loan and Guarantee

As a result of the formation of Spansion, the third-party loans of the Manufacturing Joint Venture were refinanced from the proceeds of a term loan entered into between Spansion Japan, which owns the assets of the Manufacturing Joint Venture, and a Japanese financial institution. Under the agreement, the amounts borrowed bear an interest rate of TIBOR plus a spread that is determined by Fujitsu’s current debt rating and Spansion Japan’s non-consolidated net asset value as of the last day of its fiscal year. The interest rate was 0.98 percent as of December 26, 2004. Repayment occurs in equal, consecutive, quarterly principal installments ending in June 2007. As of December 26, 2004, $127 million was outstanding under this term loan agreement. Spansion Japan’s assets are pledged as security for its borrowings under this agreement. Also, Fujitsu guaranteed 100 percent of the amounts outstanding under this facility. We agreed to reimburse Fujitsu 60 percent of any amount paid by Fujitsu under its guarantee of this loan. Pursuant to the terms of the Spansion Japan Term Loan, Spansion Japan is required to comply with the following financial covenants:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six-month period during such fiscal year;

•	maintain an adjusted tangible net worth (as defined in the loan agreement), as of the last day of each fiscal quarter, of not less than 60 billion yen (approximately $579 million based on the exchange rate as of December 26, 2004);

•	maintain total net income plus depreciation, as of the last day of each fiscal period, as follows:

Period	Amount
(in millions)
Fiscal year 2004	$221
Fiscal year 2005	$204
Fiscal year 2006	$188

•	ensure that as of the last day of any fiscal quarter, the ratio of (a) net income plus depreciation to (b) the sum of (i) interest expense for such period plus (ii) scheduled amortization of debt for borrowed money (as defined in the loan agreement) for such period, including lease rentals plus (iii) maintenance capital expenditures for Spansion Japan’s existing and after acquired real property and improvements at its manufacturing facilities located in Aizu-Wakamatsu, Japan, is not less than:

Period	Percentage
Third and fourth fiscal quarters of 2004	120%
Fiscal year 2005	120%
Fiscal year 2006	120%

As of December 26, 2004, Spansion Japan was in compliance with these financial covenants.

Because most amounts under the Spansion Japan Term Loan are denominated in yen, the dollar amounts are subject to change based on applicable exchange rates. We used the exchange rate as of December 26, 2004 of 103.62 yen to one U.S. dollar to translate the amounts denominated in yen into U.S. dollars.

Fujitsu Cash Note

As a result of the Spansion transaction, Fujitsu loaned $40 million to Spansion pursuant to a promissory note. The note bears an interest rate of LIBOR plus four percent, which was 5.98 percent as of December 26, 2004, and has a term of three years. The interest rate cannot exceed seven percent. The note is repayable in four equal payments on September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006. Interest is payable quarterly.

AMD Penang Term Loan

On January 29, 2004, our subsidiary in Malaysia, AMD Export Sdn. Bhd., or AMD Penang, entered into a term loan agreement with a local financial institution. Under the terms of the loan agreement, AMD Penang can borrow up to 30 million Malaysian Ringgit (approximately $8 million as of December 26, 2004) in order to fund the purchase of equipment. The loan bears a fixed annual interest rate of 5.9 percent and is payable in equal, consecutive, monthly principal and interest installments through February 2009. The total amount outstanding as of December 26, 2004 was approximately $6 million.

Spansion China Loan

During the second quarter of 2004, Spansion (China) Limited, a subsidiary of Spansion, entered into two revolving loan agreements with a local financial institution. Under the terms of the revolving foreign exchange loan agreement, Spansion China can borrow in U.S. dollars up to an amount of $18 million. Under the terms of the revolving Renminbi (RMB) loan agreement, Spansion China can borrow up to RMB 120 million (approximately $14.5 million as of December 26, 2004). The interest rate on the U.S. dollar denominated loans is LIBOR plus one percent and the interest rate on the RMB denominated loans is fixed at 4.779 percent. The maximum term of each loan is 12 months from the date of each drawdown. As of December 26, 2004, Spansion China had fully drawn on the loans.

Capital Lease Obligations

As of December 26, 2004, we had aggregate outstanding capital lease obligations of approximately $185 million. Obligations under these lease agreements are collateralized by the assets leased and are payable through 2008. Leased assets consist principally of machinery and equipment. We guaranteed approximately $87 million of Spansion’s and its subsidiaries’ aggregate outstanding capital lease obligations as of December 26, 2004.

Operating Leases

We lease certain of our facilities, including our executive offices in Sunnyvale, California, and in some jurisdictions we lease the land on which these facilities are built, under lease agreements that expire at various dates through 2032. We lease certain of our manufacturing and office equipment for terms ranging from one to five years. Total future lease obligations as of December 26, 2004, were approximately $431 million, of which $106 million was recorded as a liability for certain facilities that were included in our 2002 Restructuring Plan.

Unconditional Purchase Commitments

Total non-cancelable purchase commitments as of December 26, 2004, were approximately $1.3 billion for periods through 2020. These purchase commitments include approximately $546 million related to contractual obligations to purchase energy and gas for Fab 30 and Fab 36 and $250 million representing future payments to IBM pursuant to the joint development agreement. As IBM’s services are being performed ratably over the life of the agreement, we expense the payments as incurred. Our non-cancelable purchase commitments also include approximately $141 million to M+W Zander for the design and construction of Fab 36 and other related services. These payments will be made to M+W Zander as services are performed. In addition, unconditional purchase commitments also include approximately $68 million for software maintenance agreements that require periodic payments through 2009. As a result, we have not recorded any liabilities relating to these agreements. The remaining commitments primarily consist of non-cancelable contractual obligations to purchase raw materials, natural resources and office supplies. Purchase orders for goods and services that are cancelable without significant penalties are not included in the amount set forth in the table above.

Other Long-Term Liabilities

The only component of Other Long-Term Liabilities that requires us to make cash payments is a net restructuring accrual of approximately $87 million relating to the net future operating lease payments on certain facilities that were included in our 2002 Restructuring Plan. We will make these payments through 2011. We included these amounts in the operating lease total in the table above. The other components of Other Long-Term Liabilities do not require us to make cash payments and primarily consist of approximately $274 million of deferred grants and subsidies related to the Fab 30 and Fab 36 projects and a $22 million deferred gain as a result of the sale and leaseback of our corporate marketing, general and administrative facility in Sunnyvale, California in 1998.

Repayment of Dresden Term Loan

AMD Saxony, our indirect, wholly owned German subsidiary, continues to facilitize Fab 30, which began production in the second quarter of 2000. AMD, the Federal Republic of Germany, the State of Saxony and a consortium of banks provided financing for the Fab 30 project. We currently estimate that the construction and facilitization costs of Fab 30 will be $2.5 billion when it is fully equipped by the end of 2005. As of December 26, 2004, we had invested approximately $2.4 billion in the Fab 30 project.

In March 1997, AMD Saxony entered into a loan agreement and other related agreements (the Dresden Loan Agreements) with a consortium of banks led by Dresdner Bank AG, a German financial institution, in order to finance the project. On November 2, 2004, AMD Saxony prepaid the full amount outstanding under the Dresden Term Loan plus accrued and unpaid interest and a prepayment premium, and the Dresden Term Loan and related security agreements were terminated effective December 23, 2004. We recognized a charge of approximately $14 million (included in interest income and other, net) associated with the prepayment of the Dresden Term Loan, which included the prepayment premium of approximately $8.5 million and write-off of remaining capitalized financing costs of approximately $5.3 million.

Also in March 1997, AMD Saxony entered into a Subsidy Agreement with the Federal Republic of Germany and the State of Saxony in support of the Fab 30 project. Under this agreement, the Federal Republic of Germany and the State of Saxony agreed to provide:

•	guarantees equal to 65 percent of the amount outstanding under the Dresden Term Loan, which was zero as of December 26, 2004;

•	capital investment grants and allowances totaling up to approximately $493 million as of December 26, 2004; and

•	interest subsidies totaling $208 million as of December 26, 2004.

Of these amounts, AMD Saxony received approximately $411 million in capital investment grants and allowances and $153 million in interest subsidies through December 26, 2004. AMD Saxony also received $58 million in research and development subsidies through December 26, 2004. Amounts received under the Subsidy Agreement are recorded as a long-term liability on our financial statements and are amortized to operations ratably over the contractual life of the Subsidy Agreement as a reduction to operating expenses. As of December 26, 2004, these amounts were being amortized ratably through December 2007. AMD Saxony has received substantially all investment grants and allowances and interest subsidies to which it is entitled. Noncompliance with the conditions of the grants, allowances and subsidies contained in the Subsidy Agreement could result in the forfeiture of all or a portion of the future amounts to be received, as well as the repayment of all or a portion of amounts received to date.

Under the original Subsidy Agreement, AMD Saxony undertook to attain a certain employee headcount by December 2003 and to maintain such headcount until December 2008. In April 2004, the German governmental authorities advised AMD Saxony that rather than maintaining employee headcount attained by December 2003 through December 2008, it would be required to maintain employee headcount attained as of December 2002 through December 2007. Beginning in April 2004, we adjusted the quarterly amortization of the grants and allowances until December 2007.

In December 2002, AMD Saxony reduced its anticipated employment levels as a result of the 2002 Restructuring Plan. Consequently, as of December 26, 2004, headcount was below the level agreed to by AMD Saxony at which AMD Saxony would be entitled to receive the maximum amount of capital investment grants and allowances available. Although the maximum amount of capital investment grants and allowances available under the Subsidy Agreement was reduced from $563 million to approximately $493 million, this reduction did not result in a repayment of capital investment grants and allowances already received. We adjusted the quarterly amortization of these amounts accordingly.

Sachsische Aufbaubank GmbH, (the SAB) an entity acting on behalf of the Free State of Saxony, requested that AMD Saxony exchange investment grants that it had previously received in the amount of approximately $101 million for an equivalent amount of investment allowances. AMD Saxony has agreed to repay these investment grants in 2005. AMD Saxony will receive the corresponding amount of investment allowances from the German tax authorities. There is no right of setoff between these two amounts because investment grants are co-financed by the State of Saxony and the Federal Republic of Germany whereas investment allowances are financed only by the Federal Republic of Germany. Accordingly, as of December 26, 2004, we recorded a receivable for the investment allowances and a payable in a corresponding amount for the investment grants. The receivable and payable are included in prepaid expenses and other current assets and accrued liabilities on the consolidated balance sheets. We believe that the exchange will not have an impact on our operating results and cash flows.

Guarantees

Guarantees of Indebtedness Recorded on Our Consolidated Balance Sheet

The following table summarizes the principal guarantees issued as of December 26, 2004 related to underlying liabilities that are already recorded on our consolidated balance sheet as of December 26, 2004 and their expected expiration dates by year. No incremental liabilities are recorded on our consolidated balance sheet for these guarantees. For more information on these guarantees, see “Contractual Cash Obligations and Guarantees,” above.

	Amounts Guaranteed(1)	2005	2006	2007	2008	2009	2010 and Beyond
	(in thousands)
July 2003 Spansion term loan guarantee	$26,759	$16,500	$10,259	—	—	—	—
Spansion Japan term loan guarantee	$76,433	$27,794	$27,794	$20,845	—	—	—
Spansion capital lease guarantees	$87,303	$49,557	$34,475	$3,271	—	—	—
Repurchase Obligations to Fab 36 partners (2)	$121,931	$16,242	$26,422	$26,422	$26,422	$26,423	—

Total guarantees	$312,426	$110,093	$98,950	$50,538	$26,422	$26,423	—

(1)	Amounts represent the principal amount of the underlying obligations guaranteed and are exclusive of obligations for interest, fees and expenses.
(2)

This is the amount of silent partnership contributions received by AMD Fab 36 KG, as of December 26, 2004 from the unaffiliated limited partners under the Fab 36 partnership agreements. Assuming certain milestones are met by AMD Fab 36 KG, we expect to receive a total of up to $189 million of silent partnership contributions. AMD Fab 36 Holding and AMD Fab 36 Admin are required to repurchase each partner’s silent partnership contribution in annual installments one year after the partner has contributed the full amount required under the partnership agreements. We guaranteed these obligations. As of December 26, 2004, Fab 36 Beteiligungs had contributed the full amount required under the partnership agreements, but Leipziger Messe had not contributed the full amount. Therefore, the condition precedent to our repurchase obligations with respect to Leipziger Messe’s silent partnership contribution had not been met. See “Fab 36 Term Loan and Guarantee and Fab 36 Partnership Agreements,” above.

Guarantees of Indebtedness not Recorded on Our Consolidated Balance Sheet

The following table summarizes the principal guarantees issued as of December 26, 2004 for which the related underlying liabilities are not recorded on our consolidated balance sheet as of December 26, 2004 and their expected expiration dates:

	Amounts Guaranteed(1)	2005	2006	2007	2008	2009	2010 and Beyond
	(in thousands)
Spansion operating lease guarantees	$24,414	$13,267	$8,069	$2,052	$1,026	—	—
AMTC revolving loan guarantee	$43,308	—	—	$43,308	—	—	—
AMTC rental guarantee(2)	$153,489	—	—	—	—	—	$153,489
Other	$5,629	$1,813	$3,816	—	—	—	—

Total guarantees	$226,840	$15,080	$11,885	$45,360	$1,026	—	$153,489

(1)	Amounts represent the principal amount of the underlying obligations guaranteed and are exclusive of obligations for interest, fees and expenses.
(2)	Amount of the guarantee diminishes as the rent is paid.

Spansion Operating Lease Guarantees

We guaranteed certain operating leases entered into by Spansion and its subsidiaries totaling approximately $24 million as of December 26, 2004. The amounts guaranteed are reduced by the lease payments paid by Spansion over the lease term. Under the provision of FIN 45, we have not recorded any liability in our consolidated financial statements associated with these guarantees because they are for our subsidiary’s performance obligations.

AMTC and BAC Guarantees

The Advanced Mask Technology Center GmbH & Co. KG (AMTC) and Maskhouse Building Administration GmbH & Co., KG (BAC) are joint ventures formed by us, Infineon Technologies AG and DuPont Photomasks, Inc. for the purpose of constructing and operating an advanced photomask facility in Dresden, Germany. The results of operations of AMTC, which we account for following the equity method of accounting, are immaterial to our consolidated financial statements. To finance the project, BAC and AMTC entered into a $162 million revolving credit facility and a $102 million term loan in December 2002. Also in December 2002, in order to occupy the photomask facility, AMTC entered into a rental agreement with BAC. With regard to these commitments by BAC and AMTC, as of December 26, 2004, we guaranteed up to approximately $43 million plus interest and expenses under the revolving loan, and up to approximately $20 million, initially, under the rental agreement. The obligations under the rental agreement guarantee diminish over time through 2011 as the term loan is repaid. However, under certain circumstances of default by the other tenant of the photomask facility under its rental agreement with BAC and certain circumstances of default by more than one joint venture partner under its rental agreement guarantee obligations, the maximum potential amount of our obligations under the rental agreement guarantee is approximately $153 million. As of December 26, 2004, $80 million was drawn under the revolving credit facility, and $78 million was drawn under the term loan. We have not recorded any liability in our consolidated financial statements associated with these guarantees because they were issued prior to December 31, 2002, the effective date of FIN 45.

Other Financial Matters

Spansion LLC

During the four-year period commencing on June 30, 2003, we are obligated to provide Spansion with additional funding to finance operations shortfalls, if any. Generally, Spansion is first required to seek any required financing from external sources. However, if such third-party financing is not available, we must provide funding to Spansion equal to our pro-rata ownership interest, which is currently 60 percent. At this time, we believe that Spansion would be able to obtain such external financing when needed. However, there is no assurance that this will happen and currently we cannot estimate the amount of such additional funding, if any, that we are required to provide during this four-year period.

Sale Leaseback Transaction

In January 2005, Spansion Japan entered into a sale and leaseback transaction for certain semiconductor manufacturing equipment in the amount of approximately 8.2 billion yen (approximately $79 million based on the exchange rate as of December 26, 2004). As the sales proceeds slightly exceed the net book value of the equipment, there is a minimal deferred gain to be recognized on the sale. Under the agreement, the lease payments will be made in six equal semi-annual payments and the lease will terminate on December 31, 2007. At the expiration of the lease term, Spansion Japan has the option to purchase the equipment at an agreed upon price, which we believe to be a bargain purchase option. In addition, Spansion Japan can renew the lease if the lessor and Spansion Japan both agree upon the renewal terms not later than six months prior to the expiration of the lease term. During the term of the lease, Spansion Japan is required to comply with certain financial covenants.

BUSINESS

General

We are a leading semiconductor company with manufacturing facilities in the United States, Europe and Asia, and sales offices throughout the world. We design, manufacture and market industry-standard digital integrated circuits, or ICs, that are used in diverse product applications such as desktop and mobile personal computers, or PCs, workstations, servers, communications equipment such as mobile telephones and automotive and consumer electronics. Our products consist primarily of microprocessors and Flash memory devices. In addition, we offer embedded microprocessors for personal connectivity devices and specific consumer markets. Our major direct microprocessor customers are original equipment manufacturers, or OEMs, such as Acer, eMachines, Fujitsu-Siemens, Hewlett-Packard and Sun Microsystems. Our major direct Flash memory customers include five of the top seven mobile phone manufacturers.

For the year ended December 26, 2004, we had consolidated net sales of approximately $5.0 billion. We are listed on the New York Stock Exchange under the trading symbol “AMD.”

Our Industry

Semiconductors are critical components used in a variety of electronic products and systems. An IC is a semiconductor device that consists of many interconnected transistors on a single chip. Since the invention of the transistor in 1948, improvements in IC process and design technologies have led to the development of smaller, more complex and more reliable ICs at a lower cost per function. In order to satisfy the demand for faster, smaller and lower-cost ICs, semiconductor manufacturers have continually developed improvements in manufacturing and process technology. ICs are increasingly being manufactured using smaller geometries. In addition, the size of silicon wafers from which ICs are produced has increased, with some semiconductor manufacturers migrating from 200-millimeter wafers to 300-millimeter wafers. Use of smaller process geometries can result in products that are higher performing, use less power and cost less to manufacture on a per unit basis. Use of larger wafers can contribute further to a decrease in manufacturing costs per unit and increase capacity by yielding more chips per wafer.

The availability of low-cost semiconductors, together with increased customer demand for sophisticated electronic systems, has led to the proliferation of semiconductors. Today, virtually all electronic products use semiconductors, including PCs and related peripherals, wired and wireless voice and data communications and networking products including mobile telephones, facsimile and photocopy machines, home entertainment equipment, industrial control equipment and automobiles. According to the Semiconductor Industry Association, or the SIA, the global semiconductor market grew from $18 billion in 1983 to $166 billion in 2003, representing a compound annual growth rate of 11.7 percent. Going forward, the SIA projects that the global semiconductor market will grow at a compound annual rate of 10.4 percent from 2003 through 2007. Although the semiconductor market has periodically experienced cyclicality, we believe overall demand in the industry will continue to increase over time.

Within the global semiconductor industry, we primarily participate in two markets:

•	microprocessors, which are used for control and computing tasks, and complementary chipset components, which perform essential logic functions that support the microprocessors; and

•	Flash memory devices, which are used to store data and programming instructions.

In addition, we offer embedded microprocessors for personal connectivity devices and specific consumer markets.

The Microprocessor Market

A microprocessor is an IC that serves as the central processing unit, or CPU, of a computer. It generally consists of millions of transistors that process data and control other devices in the system, acting as the brain of the computer. The performance of a microprocessor is a critical factor impacting the performance of a PC and other similar devices. The principal indicators of microprocessor performance are work-per-cycle, or how many instructions are executed per cycle, and clock speed, representing the rate at which its internal logic operates, measured in units of hertz, or cycles processed per second. Other factors impacting microprocessor performance include memory size, data access speed and power consumption. Developments in circuit design and manufacturing process technologies have resulted in dramatic advances in microprocessor performance over the past two decades. We market our processors based on overall performance, which is a function of both architecture and clock speed. We believe overall performance is a better indicator of CPU capability than simply clock speed.

The microprocessor market is characterized by short product life cycles and migration to ever-higher-performance microprocessors. To compete successfully in this market, microprocessor manufacturers must transition to new process technologies at a fast pace and offer higher-performance microprocessors in significantly greater volumes. They also must achieve manufacturing yield and volume goals while manufacturing microprocessors in order to sell them at competitive prices.

A factor driving change in the microprocessor industry is the introduction of 64-bit computing. The bit rating of a microprocessor generally denotes the largest amount of numerical data that a microprocessor can handle in a single clock cycle. For approximately the last ten years, microprocessors have had 32-bit computing capabilities. While 32-bit processors have historically been sufficient, we believe that they will face challenges as new data and memory-intensive consumer and enterprise software applications gain popularity. Microprocessors with 64-bit processing capabilities enable systems to have greater performance by allowing software applications and operating systems to access more memory and process more data. From applications for multimedia and gaming, to grid computing and extensive enterprise databases, we believe the demand for 64-bit computing will increase across the computing industry. Additionally, we believe that the introduction of advanced operating systems, such as Microsoft’s Windows 64, and software applications designed to take advantage of the 64-bit platform, will drive further adoption of 64-bit processors.

Another emerging trend in the microprocessor industry is the expected introduction of dual-core processors, which consist of two processor cores on one semiconductor die. Over the last ten years as microprocessors have increased in transistor density and overall performance capabilities, they have increasingly faced power consumption challenges. By enabling numerous operations to be executed simultaneously across two processor cores, we believe dual-core processors will increase processor performance with minimal increase in power consumption.

Improvements in the performance characteristics of microprocessors and decreases in production costs resulting from advances in manufacturing process technology, as well as a corresponding decrease in selling prices, have increased the demand for microprocessors over time. The greatest demand for our microprocessors today is from PC manufacturers. Factors that we believe will stimulate growth in the demand for microprocessors include lower-priced PC systems, enhanced product features, and strategic purchases of new PC systems to deploy new tools and technologies. In 2003, the global market for microprocessors used in PCs was $20.8 billion according to International Data Corporation, or IDC. IDC expects the global market for microprocessors used in PCs to increase to $31.4 billion by 2008, representing a compound annual growth rate of 8.6 percent from 2003 to 2008. According to IDC, the majority of this growth is expected to be driven by increased demand for mobile PCs with microprocessors used in mobile PCs being expected to grow at a compound annual growth rate of 18.2 percent from 2003 to 2008. In addition, according to Gartner, server unit shipments are expected to grow at a compound annual growth rate of 9.0 percent from 2003 to 2008. Accordingly, we believe that there will be increased demand for microprocessors from server manufacturers as enterprises continue to upgrade their networks.

The Flash Memory Market

Flash memory is an important semiconductor component used in electronic devices such as mobile phones, digital cameras, DVD players, set top boxes, MP3 players and automotive electronics such as navigation systems. Flash memory differs from other types of memory due to its ability to retain stored information after power is turned off. Most electronic products use Flash memory to store important program instructions, or code, as well as multimedia content, or data. Code storage retains the basic operating instructions, operating system software or program code, which allows an electronic product to function while data storage retains digital content, such as multimedia files. For example, Flash memory in camera phones retains both the program code, which enables users to turn on and operate the phone, and also stores data such as digital photos.

There are two major types of Flash memory employed in the market today: Boolean logic-based NOR (Not Or) Flash memory and NAND (Not And) Flash memory. According to Gartner, in 2003, global NOR Flash memory sales were $6.8 billion and global NAND Flash memory sales were $4.1 billion. NOR Flash memory, which is generally more reliable than NAND Flash memory and less prone to data corruption, is typically used to store program code. NAND Flash memory has generally been less expensive to manufacture and is typically used in devices that require high-capacity data storage such as memory cards for digital cameras and MP3 players. Within the Flash memory market, we sell NOR Flash memory products. However, we are developing a new architecture called ORNAND based on our MirrorBit technology that we believe will enable us to provide products with read speeds and burst write speeds significantly faster than those of NAND today with the ability to scale to high densities at competitive costs, thereby enabling us to enter and compete in markets traditionally served by NAND.

The global Flash memory market (both NAND technology and NOR technology) has grown significantly over the past five years, from $2.8 billion in 1998 to $10.9 billion in 2003 according to Gartner, representing a compound annual growth rate of 31.5 percent. Gartner projects the global Flash memory market will increase to $22.6 billion in 2008, representing a compound annual growth rate of 15.7 percent from 2003 to 2008. Over this period, Gartner projects sales of NOR Flash memory will grow by 11.0 percent and sales of NAND Flash memory will grow by 22.0 percent. We believe much of this growth will be driven by the following trends:

•	Increase in unit shipments of mobile telephones. Mobile telephones comprised approximately 38.9 percent of global Flash memory sales in the third quarter of 2004 according to iSuppli Corporation, representing the largest single end market for Flash memory. According to Gartner, worldwide mobile telephone shipments are expected to increase from 520 million units in 2003 to 848 million units in 2008, representing a compound annual growth rate of 10.3 percent over the period.

•	Increase in Flash memory content in mobile telephones. As mobile telephone complexity has increased through the development of more sophisticated features, the amount of Flash memory required has increased as well. Greater Flash memory capacity is required to store increases in data applications, such as music downloads and pictures, as well as the higher-complexity program code associated with advanced mobile telephones that include features such as color displays, global positioning systems, internet services and built-in cameras.

•	Growth in unit shipments and Flash memory content of personal connectivity and consumer electronic devices. Demand for digital content is driving significant growth in the consumer electronics market. According to Gartner, aggregate unit sales of digital consumer devices such as digital cameras, DVD players, DTVs and DVRs are expected to grow from 183 million units in 2003 to 407 million units in 2008, representing a compound annual growth rate of 17.3 percent. Consumer electronics products are also expected to increase in complexity, thus requiring increased amounts of Flash memory.

•	Proliferation of Flash memory within a variety of new automotive applications. Flash memory content is increasing in a variety of automotive applications, such as control and navigation systems.

The Embedded Processor Market for Personal Connectivity Solutions

In addition to our primary microprocessor and Flash memory markets, we also offer embedded processors for personal connectivity devices and specific consumer markets. Personal connectivity devices can be classified into five main segments: computer devices such as thin clients; smart handheld devices and personal digital assistants, or PDAs; access devices such as gateways and access points; entertainment devices such as media players and digital TVs; and automotive devices such as in-car navigation systems, telematics and media playback. The applications in these devices typically require highly integrated system-on-chips that have high-performance, low-power embedded processors and microcontrollers. According to Gartner, the market for embedded processors and 32-bit microcontrollers is expected to grow from $4.4 billion in 2003 to $7.1 billion in 2007. The primary driver for such growth is the expected strong demand for personal connectivity devices. For example, IDC predicts that smart handheld devices, including converged mobile devices and PDAs, will grow from 20.0 million shipments in 2003 to 138.5 million shipments in 2008, representing a 47.8 percent compound annual growth rate.

Our Strengths

We believe that the following strengths have enabled us to attain a leading position as a global manufacturer and supplier of microprocessors and Flash memory devices, and will assist us in penetrating the embedded microprocessor market for personal connectivity devices and specific consumer markets:

Customer-Focused Product Development. We work with customers to identify evolving needs and new applications in order to develop innovative products and features. For example, we developed our AMD64 technology to address increasing customer demand for systems with greater performance. Our AMD64 technology allows both 32-bit and 64-bit computing while being fully compatible with the pervasive x86 architecture. This enables our microprocessor customers to protect their investments by continuing to use their 32-bit software while transitioning to a 64-bit platform. Currently more than 40 percent of Forbes 100 companies or their affiliates now use AMD64 processor-based systems to run critical enterprise applications. We have worked closely with mobile telephone customers to develop Flash memory products that deliver high performance and functionality at lower price points. We believe that our MirrorBit technology will enable our customers to cost effectively include next-generation applications, such as high-resolution cameras and streaming video, on their mobile telephones.

Technology and Product Innovation. We believe our strong research and product development capabilities have resulted in innovative IC designs and the creation of advanced products. For example, we led the industry in providing x86 64-bit computing with the introduction of the our AMD Opteron microprocessors in April 2003. Thus far, more than 2,000 OEMs and software and hardware developers worldwide have purchased our 64-bit technology. In addition, we were the first to demonstrate x86 dual-core processor technology, which provides a path for increasing processor performance with a minimal increase in power consumption. In Flash memory, we believe that our MirrorBit technology offers a number of advantages over single-bit-per-cell and multi-level-cell floating gate NOR technology, including a doubling of storage capacity compared to single-bit-per-cell floating gate technology, by storing two physically distinct bits on opposite sides of a memory cell, a simpler cell architecture and fewer manufacturing steps compared to competing multi-level-cell floating gate NOR technology. We are developing our ORNAND architecture to provide read speeds and burst write speeds significantly faster than those of NAND today, based on the ability of our MirrorBit technology to scale to high densities at competitive costs.

Leading Manufacturing Process Technology. We have devoted significant resources to develop manufacturing process technologies used in the production of ICs. We have substantially completed the construction of our 300-millimeter wafer fabrication facility and we are in the process of installing equipment. This facility, which we call Fab 36, is located in Dresden, Germany, adjacent to our existing manufacturing facility, Fab 30, and will be equipped to manufacture microprocessor products at 65-nanometer geometries and below. In addition, we recently upgraded Fab 30 to add incremental capacity at 90-nanometer geometries. For our Flash memory products, we are in volume production on 110-nanometer geometries, and we plan to be in production on 90-nanometer geometries in the second half of 2005. Furthermore, we have developed significant expertise in utilizing advanced process control and yield enhancement techniques that enable us to achieve savings in our manufacturing processes and rapidly integrate design changes.

Key Technology and Manufacturing Relationships. In order to maintain our technology and manufacturing expertise, we have entered into strategic relationships with several companies. We believe that these relationships enable us to develop advanced process technologies while sharing the up-front development costs with our partners. Key relationships include:

•	Fujitsu. In March 1993, we and Fujitsu formed Fujitsu AMD Semiconductor Limited, or FASL, a joint venture for manufacturing Flash memory devices that were sold to Fujitsu and us. We refer to FASL as the Manufacturing Joint Venture. In June 2003, we established Spansion LLC, a new Flash memory company, which integrated our and Fujitsu’s Flash memory businesses, including the Manufacturing Joint Venture. We hold a 60 percent interest in Spansion LLC and Fujitsu holds the remaining 40 percent interest. We believe Spansion LLC has enabled both us and Fujitsu to respond more quickly to changes in the Flash memory market and improve efficiencies in the production, marketing and design of our Flash memory products. Spansion LLC is a leading provider of NOR Flash memory.

•	IBM. We have a joint development agreement with IBM to develop new microprocessor process technologies, including 65-nanometer and 45-nanometer, to be implemented on silicon wafers, which we deploy in our wafer fabrication facilities. In September 2004, we amended the joint development agreement and extended its termination date from December 2005 to December 2008. We believe our relationship with IBM allows us to improve the performance of our products and reduce our development and manufacturing costs.

Strong Market Position. We are one of the largest suppliers of microprocessors and the largest company dedicated exclusively to developing, designing and manufacturing Flash memory. According to IDC, in 2003, we had a market share of 16.5 percent in microprocessors based on unit sales, second only to Intel. According to the market research firm iSupply, in 2004, we were the largest NOR Flash memory supplier by revenue, with 25.9 percent of the NOR Flash memory market.

Our Strategy

We intend to continue to leverage our technology, manufacturing expertise and customer relationships to build on our position as a leading provider of microprocessors and Flash memory products and to penetrate the embedded processor market for personal connectivity devices and specific consumer markets. We are pursuing the following strategies to achieve these goals:

Expand Our Market Opportunity. Through our continued commitment to research and development and cutting-edge products, we plan to continue to be an innovator in the design of new ICs. We plan to leverage our technology to expand our market share in existing markets, as well as enter new markets and expand our presence in high growth global markets such as China, Eastern Europe, India and Latin America. Our strategy is as follows:

•	Microprocessors. We will seek to increase market acceptance of our AMD64 technology, particularly in the enterprise segment. In addition, we have successfully demonstrated our dual-core processors and we plan to offer commercially dual-core processors for servers and workstations in mid-2005, followed by dual-core processors for the PC market in the second half of 2005. We also intend to continue to invest in our mobile microprocessor product portfolio with increasing emphasis on low-power computing, which we believe will allow us to address further the thin-and-light segment.

•	Flash Memory. We intend to expand our leading position in the NOR Flash memory market as well as leverage the current development of our ORNAND architecture based on MirrorBit technology to enter markets traditionally served by NAND Flash memory.

Accelerate New Product Development through Our Customer-Centric Innovation. We are focused on providing new products that assist our customers in adding functionality and enhancing the performance of their products. As we did with our AMD64 and MirrorBit technologies, we intend to continue to work closely with our customers to jointly define our next-generation products in order to develop solutions for their technology needs.

By actively building and leveraging our relationships with our customers, we believe we can target our research and development investments more effectively to develop new products while maximizing the value we are able to provide our customers.

Leverage Our Manufacturing and Process Technology Expertise to Support Next-Generation Products. We are focused on developing microprocessor and Flash memory designs using advanced manufacturing process technology. We plan to continue manufacturing products with smaller geometries, such as 90-nanometer geometries and below, on larger silicon wafers, such as 300-millimeter wafers. We believe that using such smaller geometries and larger wafers will result in a lower cost per unit and enhance our competitive advantage. We have substantially completed the construction of Fab 36, our new 300-millimeter fabrication facility, which will be equipped to produce future generations of our microprocessor products at 65 nanometers and below. We expect Fab 36 to be in volume production in 2006. At Spansion LLC we are transitioning to smaller geometries and we plan to be in production on 90-nanometer technology in the second half of 2005.

Continue to Pursue Strategic Alliances. We will continue to pursue strategic technology and manufacturing alliances that provide us with the ability to develop more efficient manufacturing capabilities, offer a stronger product portfolio with next-generation products, and increase market share. We believe these alliances will enable us to continue to improve our cost structure and decrease the risks associated with the development of new products and technologies.

Distinguish and Market Our Brand Name. We seek to increase sales of our products through targeted advertising directed at both business and home users as part of our branding campaign. Through a combination of online media, multimedia, print collateral, public relations activities, trade events and sponsorships, we are also seeking to position ourselves in the market as a leader in innovation driven by customer needs. For example, we are currently an official sponsor and technology partner of Lance Armstrong and the Discovery Channel Pro Cycling Team and the Scuderia Ferrari Formula One team. Furthermore, we seek to distinguish the AMD Athlon 64 brand by marketing our AMD Athlon 64 microprocessors to sophisticated PC users, gamers and enterprises, and our AMD Sempron processors to value-conscious buyers of desktop and notebook PCs. We are also marketing our AMD Opteron processors to server OEMs. In addition, we are marketing our Spansion Flash memory devices to mobile phone and embedded systems markets.

Our Products

Microprocessor Products

We currently offer microprocessor products for desktop and mobile PCs, servers and workstations. Our microprocessors are based on the x86 architecture. In addition, we design them based on a superscalar reduced instruction set computer, or RISC, architecture. RISC architecture allows microprocessors to perform fewer types of computer instructions thereby allowing the microprocessor to operate at a higher speed. We also design our microprocessors to be compatible with operating system software such as Windows® XP, Windows 2000, Windows NT®, Windows 98 (and Windows predecessor operating systems), Linux, NetWare®, Solaris and UNIX.

Desktop PCs. Our microprocessors for desktop PCs consist of AMD Athlon 64 FX, AMD Athlon 64 and AMD Sempron processors. In September 2003, we introduced our AMD Athlon 64 microprocessor, the first Windows-compatible, x86 architecture-based 64-bit PC processor. AMD Athlon 64 processors are based on the AMD64 technology platform, which extends the industry-standard x86 instruction set architecture to 64-bit computing. We designed our AMD Athlon 64 processors to allow simultaneous 32-bit and 64-bit computing, enabling users to protect their information technology investments by continuing to use their 32-bit software applications while implementing 64-bit applications on the timetable of their choice. We design our AMD Athlon 64 processors for enterprises and sophisticated PC users that seek to access large amounts of data and memory. Simultaneously with our introduction of the AMD Athlon 64 processor, we introduced the AMD Athlon 64 FX processor, designed specifically for gamers, PC enthusiasts and digital content creators who require products that can perform graphic-intensive tasks. Our AMD Sempron microprocessors, which we introduced in July 2004, are designed for value-conscious buyers of desktop and notebook PCs.

Mobile PCs. Our microprocessors for the mobile computing market consist of our mobile AMD Athlon 64 processors, mobile AMD Sempron processors, mobile AMD Turion 64 processors and AMD Athlon XP-M processors. We announced our new AMD Turion 64 mobile technology in January 2005, and we introduced our AMD Turion 64 processors in March 2005. Our OEM customers incorporate our processors into a variety of designs, including full-size and thin-and-light notebooks. We have designed our mobile processor products for high-performance computing and wireless connectivity. They feature advanced power management from AMD PowerNow!™ technology which offers reduced power consumption and extended system battery life.

Servers and Workstations. Our x86 microprocessors for servers and workstations consist of the AMD Opteron and AMD Athlon MP processors. A server is a powerful computer on a network that is dedicated to a particular purpose and stores large amounts of information and performs the critical functions for that purpose. A workstation is essentially a heavy-duty desktop, designed for tasks such as computer-aided design. We introduced our first 64-bit microprocessor for servers and workstations, AMD Opteron, in April 2003. Like the AMD Athlon 64 processors, the AMD Opteron processors for servers and workstations are based on the AMD64 technology and are designed to allow simultaneous 32-bit and 64-bit computing. AMD Opteron processors were the first processors to extend the industry-standard x86 instruction set architecture to 64-bit computing. AMD Opteron processors can be used in a variety of server applications, including business processing (enterprise resource planning, customer relationship management, and supply chain management) and business intelligence. AMD Opteron processors can also be used in workstation applications such as engineering and digital content creation software, and other information technology infrastructure applications such as intensive Web serving and messaging.

Dual-Core Processors. We are currently developing dual-core processor technology, which we believe provides a path for increasing processor performance with a minimal increase in power consumption. In August 2004, we demonstrated the first x86 dual-core processor when we showed a Hewlett Packard HP Proliant server powered by our AMD Opteron dual-core processors. We plan to offer dual-core processors for servers and workstations in mid-2005, followed by dual-core processors for the PC market in the second half of 2005.

Chipsets. We also sell chipset products and make available motherboard reference design kits, designed to support our microprocessors for use in PCs and embedded products. A chipset provides the interface between all of a PC’s subsystems and sends data from the microprocessor to all the input/output and storage devices, such as the keyboard, mouse, monitor and hard drive. The primary reason we offer these products to our customers is to provide them with a solution that will allow them to use our microprocessors and develop and introduce their products into the market more quickly.

Our AMD Opteron and AMD Athlon 64 processors support HyperTransport™ technology, which is a high-bandwidth communications interface we initially developed, as well as integrated memory controllers that enable substantially higher performance than existing, non-integrated memory controller architectures. We expect our advanced architecture to provide users with even greater performance improvements as operating systems and software applications begin leveraging the benefits of our 64-bit architecture. To that end, we work with Microsoft to incorporate 64-bit support into the Windows operating system. Microsoft has indicated that they intend to release its Windows Server 2003 Service Pack 1, Windows Server 2003 for 64-bit Extended Systems and Windows XP 64-bit Extended Systems in the first half of 2005. We believe that the backward compatibility of our AMD64-based processors will allow users to migrate more easily from current 32-bit operating systems and applications to future 64-bit operating systems and applications on a common hardware platform.

Flash Memory Products

Our Spansion Flash memory products encompass a broad spectrum of densities and features and are primarily designed to support code, or mixed code and data storage applications in the wireless and embedded categories of the Flash memory market. Our products are used in mobile telephones, consumer electronics, automotive electronics, networking equipment and other applications that require memory to be non-volatile and electrically rewritten. Our Spansion Flash memory products are categorized into two technologies: single bit-per-cell floating gate technology and two bit-per-cell MirrorBit technology.

Floating Gate Technology. Floating gate is the conventional memory cell technology that is utilized by most Flash memory companies today. A memory cell comprises a transistor having a source, a drain and a control gate. The control gate regulates the current flow between the source and the drain, thereby defining whether the memory cell stores a “0” bit or a “1” bit by storing a charge in the cell storage medium. The “floating gate” is a conductive storage medium between the control gate and the source and drain. It is referred to as a floating gate because it is electrically isolated or “floating” from the rest of the cell to ensure that stored charge does not leak away resulting in memory loss. Our products using floating gate are typically used for code storage and code execution as well as in applications that take advantage of their ease of in-system re-programmability. In addition, floating gate technology has the ability to operate at very high read speeds and temperatures, which we believe is optimal for harsh environments such as automotive applications. Spansion Flash memory products using floating gate technology are available in densities from one megabit to 128 megabits. These products are designed to meet the requirements of a range of Flash memory market segments, from the low-end, low-density value segment to the high-performance, high-density wireless segment.

MirrorBit Technology. Our Spansion Flash memory products also include devices based on MirrorBit technology, our proprietary technology that stores two bits of data in a single memory cell thereby doubling the density, or storage capacity, of each memory cell and enabling higher density products. However, unlike the conductive storage medium used by floating gate technology, MirrorBit technology stores charge in a non-conductive storage medium without a floating gate. NOR Flash memory products based on MirrorBit technology require fewer wafer fabrication process steps to manufacture and have simpler layouts compared to similar products based on single-bit-per-cell or multi-level-cell (MLC) floating gate technology. As a result, MirrorBit technology can contribute to a smaller die size and improved production yields. Due to these characteristics, for a given density, NOR Flash memory products based on MirrorBit technology can be less expensive to manufacture than similar products based on conventional floating gate single-bit-per-cell or MLC technology.

Our Spansion Flash memory products based on MirrorBit technology are available in densities ranging from 16 megabits to 512 megabits. We believe the lower cost and higher yields of MirrorBit technology enable us to manufacture higher density NOR Flash products at a cost that is not achievable using competing NOR MLC floating gate technology. We believe our MirrorBit technology will allow us to compete in certain portions of the Flash memory market, such as data storage, with die sizes that are similar to NAND Flash memory products on the same process geometry and where high densities and low cost-per-bit are important.

We are developing a new architecture called ORNAND based on our MirrorBit technology that we believe will enable us to provide products with read speeds and burst write speeds significantly faster than those of NAND today and the ability to scale to high densities at competitive costs, thereby enabling us to enter and compete in markets currently served by NAND-based products. During 2004, we also demonstrated the ability of MirrorBit technology to store four bits-per-cell, which we refer to as QuadBit, with a working proof-of-concept. If successful, we believe our QuadBit technology would enable us to target the higher density and lower cost portions of the removable storage category, which is currently served by vendors of NAND-based products.

Our Spansion Flash memory products implement different features and interfaces to address different customer requirements. These different features and interfaces may be supported on both floating gate and

MirrorBit technology. For example, we provide products that support faster burst- and page-mode read interfaces. Burst-mode products allow fast access to data in a continuous sequential operation, while page-mode products allow fast random access to data within a page. The wireless market in particular currently demands such solutions. In addition, Spansion products may also include features such as Advanced Sector Protection, which improves security by protecting Flash memory content against inadvertent or deliberate changes to code or data, and simultaneous read/write, which improves system performance by allowing a device to conduct read, write or erase operations simultaneously.

Packaging is an integral element of our Spansion Flash memory products. We offer a range of packaging options, from single-die configurations and multi-chip products (MCPs) to package-less solutions, such as Known Good Die. Our packaging includes lead-frame and ball grid array or BGA, which describe the mechanical connection between the package and the printed circuit board. Our packages in the embedded markets mostly use lead-frame solutions while our packages for the wireless markets almost exclusively use BGA solutions due to the small physical size or form factor enabled by BGA. A significant percentage of our products are shipped as MCPs due to increasing demand for smaller mobile phones. Mobile phone manufacturers are especially interested in MCPs due to the single, space-saving package, low power consumption, and high performance. Our MCP products incorporate Spansion Flash memory devices and third-party non-Flash memory die, such as static RAM, or SRAM, or pseudo-static RAM, or pSRAM devices, which we purchase from outside vendors.

Personal Connectivity Solutions

We offer low-power, high-performance embedded microprocessor products for personal connectivity devices. Our products include low-power x86 and MIPS® architecture-based embedded processors. We design these embedded processors to address customer needs in non-PC markets where Internet connectivity and/or low power processing is a priority. Typically these embedded processors are used in products that require high to moderate levels of performance where key features include reduced cost, mobility, low power and small form factor. Products that use our embedded processors are targeted for specific market segments using system-on-chip, or SoC, design techniques.

Our embedded microprocessor products consist of the AMD Geode™ family and the AMD Alchemy™ family of products. AMD Geode microprocessors are based on the x86 architecture and are optimized for high performance and low power. The Geode technology integrates complex functionality, such as processing, system logic, graphics, and audio and video decompression onto one integrated device. We target our AMD Geode processors at each of the five market segments referenced above. With the AMD Geode family of microprocessors, we are able to extend the range of our x86-based product offerings to serve markets from embedded appliances to high-end servers.

We developed our AMD Alchemy™ embedded processors for portable media players, Internet access points, and gateways in which low power consumption is a key factor. All of these products have an architecture that provides a 32-bit MIPS instruction set. They support operating systems such as Microsoft Windows, CE.NET, Linux, VxWorks, and other operating systems.

In October 2004, we launched the Personal Internet Communicator (PIC), a consumer device that we believe will help provide managed Internet access to first time technology users in high-growth markets such as Brazil, the Caribbean, China, India, Mexico and Russia. Through the PIC, end-users a provided with access to a variety of communication and productivity tools such as an Internet browser, e-mail, word processing, spreadsheet applications and a presentation viewer. The PIC runs on an operating system powered by Microsoft® Windows® technology. The PIC is manufactured by third-parties, and is designed to be branded, marketed and sold by local service providers such as telecommunications companies and government-sponsored communications programs. We supply the embedded microprocessors for the PIC. We developed the PIC in support of our 50x15 initiative, which is our goal to deliver affordable, accessible Internet connectivity and computing capabilities to 50 percent of the world’s population by 2015.

We believe our personal connectivity solutions offer our customers high performance at low power, faster time to market and lower product costs. Our strategy is to continue providing cost-effective embedded microprocessors for personal connectivity devices that our customers can deploy quickly in their applications.

Marketing and Sales

We market and sell our products, other than Flash memory products, under the AMD trademark. We sell our products through our direct sales force and through third-party distributors and independent sales representatives in both domestic and international markets pursuant to non-exclusive agreements. Our AMD channel partner programs provide product information, training and marketing materials.

Spansion Flash memory products are marketed and sold under the Spansion trademark. We and Fujitsu act as distributors of Spansion Flash memory products. We distribute Spansion products in the same manner as we sell our other products, through our direct sales force and through third-party distributors and independent sales representatives.

We market our products through our direct marketing and co-marketing programs. Our direct marketing activities include print and Web-based advertising as well as consumer and trade events and other industry and consumer communications. In addition, we have cooperative advertising and marketing programs with our customers, including market development programs. Under these programs, eligible customers can use market development funds in partial reimbursement for advertisements and marketing programs related to our products.

Customers

Our customers consist primarily of OEMs and third-party distributors in both domestic and international markets.

We generally warrant that products sold to our customers will, at the time of shipment, be free from defects in workmanship and materials and conform to our approved specifications. Subject to certain exceptions, we offer a three-year limited warranty to end users for microprocessor products that are commonly referred to as “processors in a box” and a one-year limited warranty to direct purchasers of all other microprocessor, Flash memory and embedded processor products. Under limited circumstances, we may offer an extended limited warranty to direct purchasers of Flash memory products or of microprocessor products that are intended for systems targeted at the commercial and embedded end markets. Generally, our customers may cancel orders 30 days prior to shipment without incurring a penalty.

Original Equipment Manufacturers

We focus on three types of OEMs: multi-nationals, selected regional accounts and target market customers. Large multi-nationals and regional accounts are our core OEM customers. Our OEM customers for microprocessors include numerous foreign and domestic manufacturers of PCs and PC motherboards. Our OEM customers for Flash memory products include foreign and domestic manufacturers of mobile telephones, consumer electronics, automotive electronics and networking equipment companies. Generally, OEMs do not have a right to return our products other than pursuant to the standard limited warranty. However, from time to time we may agree to accept returns of these products pursuant to negotiated terms.

No OEM customer accounted for ten percent or more of our consolidated sales in 2002. In 2003 and 2004, one of our customers, Fujitsu, accounted for approximately 13 percent and 22 percent of our consolidated sales. Fujitsu primarily distributes Spansion Flash memory products. However, Fujitsu also is an OEM customer with respect to our microprocessor products.

Third-Party Distributors

Our authorized distributors resell to sub-distributors and mid-sized and smaller OEMs and to electronic manufacturing service providers and other companies. Distributors typically maintain an inventory of our products. In most instances, our agreements with distributors protect their inventory of our products against price reductions and provide return rights with respect to any product that we have removed from our price book or that is not more than twelve months older than the manufacturing code date. In addition, some agreements with our distributors may contain standard stock rotation provisions permitting limited levels of product returns.

No distributor accounted for ten percent or more of our consolidated sales in 2002. In each of 2003 and 2004, one of our distributors, Avnet, Inc., accounted for approximately 13 percent of our consolidated sales. Avnet primarily distributes our microprocessor products. In addition, in 2003 and 2004, Fujitsu accounted for approximately 13 percent and 22 percent of our consolidated sales. Fujitsu primarily distributes Spansion Flash memory products. However, Fujitsu is also an OEM customer with respect to our microprocessor products.

Research and Development

Our research and development is focused on product design and system and process development. We have devoted significant resources to product design and to developing and improving manufacturing process technologies. In order to remain competitive, we must continue to maintain our technology leadership. In particular, we have made and continue to make significant investments in manufacturing process technologies and in strategic relationships with industry-leading companies relating to manufacturing process technology development.

Our research and development expenses for fiscal 2004, 2003, and 2002 were $935 million, $852 million and $816 million.

Microprocessors

We conduct product and system research and development activities for our microprocessor products in the United States with additional design and development engineering teams located in Germany, China, Japan and India. With respect to process development, some research and development takes place at Fab 30. We also have a joint development agreement with IBM pursuant to which we work together to develop new manufacturing process technologies to be implemented on silicon wafers. On September 15, 2004, we amended our joint development agreement and extended the relationship for an additional three years, from December 31, 2005 to December 31, 2008. Under the amended development agreement, we agreed to continue to develop jointly new manufacturing process technologies. In addition, we received a license from IBM to have our products made in 90-nanometer and 65-nanometer at a third-party foundry or a joint manufacturing facility owned by us and a third-party foundry. The development agreement may be extended further by the mutual agreement of the parties, and can also be terminated immediately by either party if the other party permanently ceases doing business, becomes bankrupt or insolvent, liquidates or undergoes a change of control, or can be terminated by either party upon 30 days written notice upon a failure of the other party to perform a material obligation thereunder.

Flash Memory

We conduct product and system research and development activities for our Flash memory products primarily in Sunnyvale, California and in Japan, with additional design and development engineering teams located in the United States, Europe and Asia. Currently, our primary development focus with respect to Flash memory is on products based on MirrorBit technology for the wireless and embedded business markets. In addition, we are developing new process technologies, including 90-nanometer floating gate technology and 90-nanometer MirrorBit technology utilizing three-layer copper interconnect. Our SDC facility is developing processes on 200-millimeter and 300-millimeter wafers.

At December 26, 2004, our Spansion Flash memory products were manufactured on 110-, 130-, 170-, 200-, 230- and 320-nanometer process technologies. In addition, we plan to be in production on 90-nanometer process technology in the second half of 2005.

Competition

The IC industry is intensely competitive. Products compete on performance, quality, reliability, price, adherence to industry standards, software and hardware compatibility, marketing and distribution capability, brand recognition and availability. Technological advances in the industry result in frequent product introductions, regular price reductions, short product life cycles and increased product capabilities that may result in significant performance improvements.

Competition in the Microprocessor Market

Intel has dominated the market for microprocessors used in desktop and mobile PCs for many years. Intel is also a dominant competitor in the server segment of the microprocessor market. Because of its dominant position in the microprocessor market, Intel has also been able to control x86 microprocessor and PC system standards and dictate the type of products the microprocessor market requires of Intel’s competitors. In addition, Intel’s significant financial resources enable it to market its products aggressively, to target our customers and our channel partners with special incentives, and to discipline customers who do business with us. These aggressive activities can result in lower unit sales and average selling prices for our products, and adversely affect our margins and profitability. Intel also exerts substantial influence over PC manufacturers and their channels of distribution through the “Intel Inside” brand program and other marketing programs. As long as Intel remains in this dominant position, we may be materially adversely affected by Intel’s:

•	pricing and allocation strategies and actions, including aggressive pricing for microprocessors to increase market share;

•	product mix and introduction schedules;

•	product bundling, marketing and merchandising strategies;

•	exclusivity payments to its current and potential customers;

•	control over industry standards, PC manufacturers and other PC industry participants, including motherboard, memory, chipset and basic input/output system, or BIOS, suppliers; and

•	strong brand, and marketing and advertising expenditures in support of the brand.

Intel also dominates the PC system platform, which includes core logic chipsets, graphics chips, motherboards and other components necessary to assemble a PC system. As a result, PC OEMs are highly dependent on Intel, less innovative on their own and, to a large extent, are distributors of Intel technology. Additionally, Intel is able to drive de facto standards for x86 microprocessors that could cause us and other companies to have delayed access to such standards. In marketing our microprocessors to OEMs, we depend on third-party companies other than Intel for the design and manufacture of core-logic chipsets, graphics chips, motherboards, BIOS software and other components. In recent years, many of these third-party designers and manufacturers have lost significant market share to Intel or exited the business. In addition, Intel has significant leverage over these companies because they support each new generation of Intel’s microprocessors.

Currently, we do not plan to develop microprocessors that are bus interface protocol compatible with Intel microprocessors because our patent cross-license agreement with Intel does not extend to Intel’s proprietary bus interface protocol. Thus, our microprocessors are not designed to function with motherboards and chipsets designed to work with Intel microprocessors. Our ability to compete with Intel in the market for microprocessors will depend on our continued success in developing and maintaining relationships with infrastructure providers in order to ensure that these third-party designers and manufacturers of motherboards, chipsets and other system components support our microprocessor offerings, particularly our AMD 64-based microprocessors.

Similarly, we offer OEMs and other companies motherboard reference design kits designed to support our processors. The primary reason we offer these products is to provide our customers with a solution that will allow them to use our microprocessors and develop and introduce their products in the market more quickly.

We expect Intel to maintain its dominant position in the microprocessor market and to continue to invest heavily in research and development, new manufacturing facilities and other technology companies. Intel has substantially greater financial resources than we do and accordingly spends substantially greater amounts on research and development and production capacity than we do. We also expect competition from Intel to continue and increase to the extent Intel reduces the prices for its products and as Intel introduces new competitive products. For example, in 2004, Intel introduced a 64-bit processor for servers and workstations that runs existing 32-bit software applications. These processors compete with our AMD Opteron microprocessors. In addition, Intel recently announced that it will offer dual-core 64-bit processors for the desktop market in the second quarter of 2005. We plan to offer dual-core processors for the PC market in the second half of 2005. Moreover, Intel currently manufactures certain of its microprocessor products on 300-millimeter wafers using 90-nanometer process technology, which can result in products that are higher performing, use less power and cost less to manufacture. We are currently transitioning to 90-nanometer process technology for microprocessor manufacturing and we expect to transition to using 300-millimeter wafers in 2006. Intel also recently announced that it will ship in 2005 a multi-level cell NOR Flash memory product using 90-nanometer process technology. We are currently manufacturing our NOR Flash memory products using 110-nanometer process technology, and we plan to migrate to 90-nanometer in the second half of 2005.

Competition in the Flash Memory Market

With respect to Flash memory products, our principal competitors are Intel, Renesas, Samsung, Toshiba, STMicroelectronics N.V., Sharp Electronics Corporation, Silicon Storage Technology, and Macronix International. Most of these competitors market devices incorporating multi-level-cell floating gate technology which store fractional charge levels within a single cell thereby permitting the storage of two bits per cell. We believe many of our other competitors plan to develop multi-level-cell technology.

We expect competition in the market for Flash memory devices to increase as existing manufacturers introduce new products, new manufacturers enter the market, industry-wide production capacity increases and competitors aggressively price their Flash memory products to increase market share. In addition, we and certain of our competitors have licensed non-volatile memory technology called NROM technology from a third party. NROM technology allows memory devices to store two bits of data in a memory cell using a nitride based non-conducting storage medium. NROM technology has similar characteristics to our MirrorBit technology and may allow these competitors to develop Flash memory technology that is competitive with MirrorBit technology. Furthermore, NAND Flash memory vendors gained an increasing share of the overall Flash memory market in 2003 and 2004. If further significant improvements in NAND Flash memory technology occur in the future, applications currently using NOR Flash memory may transition to NAND Flash memory. As a result, NAND Flash memory vendors may gain a substantial share of the overall Flash memory market. We believe, however, the current development of our ORNAND architecture based on MirrorBit technology will enable us to compete against NAND Flash memory vendors in order to preserve and grow our position in the overall Flash memory market.

Competition With Respect to Our Personal Connectivity Solutions

With respect to our embedded processors for personal connectivity devices, our principal competitors are Freescale (formerly Motorola Semiconductor), Hitachi, Intel, NEC Corporation, Toshiba and Via Technologies. We expect competition in the market for these devices to increase as our principal competitors focus more resources on developing low-power embedded processor solutions.

Intellectual Property and Licensing

We rely on a combination of protections provided by contracts, copyrights, patents, trademarks and other common law rights such as trade secret laws, to protect our products and technologies from unauthorized third-party copying and use. As of December 26, 2004, we had over 6,500 U.S. patents and had over 2,000 patent applications pending in the United States. In certain cases, we have filed corresponding applications in foreign jurisdictions. We expect to file future patent applications in both the United States and abroad on significant inventions, as we deem appropriate. We do not believe that any individual patent, or the expiration thereof, is or would be material to our business.

In May 2001, we signed a patent cross-license agreement with Intel Corporation, under which we granted each other a non-exclusive license under each party’s patents for the manufacture and sale of semiconductor products worldwide. We pay Intel a royalty for certain licensed microprocessor products sold by us or any AMD affiliate anywhere in the world. The license terminates in January 2010.

In connection with the formation of Spansion on June 30, 2003, we and Fujitsu transferred to Spansion an ownership interest in, or granted Spansion a license to, use all patents, copyrights, trade secrets (know-how), trademarks and maskwork rights necessary for Spansion’s business. Specifically, under an intellectual property contribution and assignment agreement, we and Fujitsu:

•	assigned our respective ownership interest in jointly held patents developed by the Manufacturing Joint Venture;

•	contributed ownership rights of the Manufacturing Joint Venture in patents held jointly by us, Fujitsu and the Manufacturing Joint Venture;

•	granted to Spansion joint ownership interest in all maskworks and trade secrets and copyrights in specified software necessary for Spansion’s business;

•	granted Spansion a license to copyrights in other software necessary for Spansion’s business; and

•	transferred our respective ownership interest in all trademarks necessary for Spansion’s business.

In addition, we and Fujitsu entered into cross license agreements with Spansion pursuant to which we and Fujitsu each granted Spansion a non-exclusive license to all semiconductor patents wholly owned by us or as to which we had the right to grant licenses or sublicenses (without such grant resulting in the payment of royalties).

The agreements enable Spansion to use these patent rights within the scope of their business, but Spansion is not permitted to grant licenses or sublicenses to third parties with respect to these licensed patent rights.

Spansion granted to us and Fujitsu a license to its patents for use in the manufacture and sale of semiconductor products. The patent cross-license agreements terminate upon the later of June 30, 2013 or upon the transfer of all of our or Fujitsu’s ownership or economic interest in Spansion, unless earlier terminated upon 30 days notice following a change of control of the other party.

In addition to the patent cross-licenses, and for so long as we have a controlling interest in Spansion, we have the right to sublicense Spansion’s patents and patent applications. In return, for as long as we have a controlling interest in Spansion, we are required to enforce our patents to minimize losses to Spansion from third party claims that Spansion is infringing such third party’s intellectual property rights. At such time as our direct or indirect beneficial ownership interest in Spansion decreases to fifty percent or less, we will no longer be contractually obligated to defend Spansion in connection with such third party claims.

Effective June 30, 2003, we entered into a patent cross-license with Fujitsu Limited whereby each party was granted a non-exclusive license under certain of the other party’s respective semiconductor-related patents. This patent cross-license agreement terminates on June 30, 2013, unless earlier terminated upon 30 days notice following a change of control of the other party. In addition, we entered into numerous cross-licensing and technology exchange agreements with other companies under which we both transfer and receive technology and intellectual property rights.

Backlog

We manufacture and market standard lines of products. Consequently, a significant portion of our sales are made from inventory on a current basis. Sales are made primarily pursuant to purchase orders for current delivery or agreements covering purchases over a period of time, which orders or agreements may be revised or canceled without penalty. Generally, in light of current industry practice and experience, we do not believe that such agreements provide meaningful backlog figures or are necessarily indicative of actual sales for any succeeding period.

Employees

As of December 26, 2004, we had approximately 8,300 employees and Spansion LLC had approximately 7,600 employees. An aggregate of approximately 200 individuals remained employed by us or Fujitsu but were made available on a full-time basis to Spansion LLC or its subsidiaries. We expect that substantially all of these individuals will become employees of Spansion LLC or its subsidiaries in the second half of 2005. Certain employees of Spansion Japan are represented by a company union. We believe that our relationship with our employees is good.

Properties

Our principal engineering, manufacturing, warehouse and administrative facilities (excluding Spansion LLC) comprise approximately 3.7 million square feet and are located in the United States, Germany, Singapore and Malaysia. Approximately 2.2 million square feet of this space is in buildings we own. We lease approximately 115,000 square feet of land in Singapore and 270,000 square feet of land in Suzhou, China for our microprocessor assembly and test facilities. We also lease the building for our microprocessor assembly and test facility in Suzhou, China. We acquired approximately 9.7 million square feet of land in Dresden, Germany for Fab 30. In August 2004, we transferred 5.4 million square feet to AMD Fab 36 KG for Fab 36. Fab 36 and the land owned by AMD Fab 36 KG is encumbered by a lien which will secure AMD Fab 36 KG’s obligations under the Fab 36 Term Loan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Financial Matters—Fab 36 Term Loan and Guarantee and Fab 36 Partnership Agreements.”

Spansion LLC’s principal engineering, manufacturing and administrative facilities comprise approximately 4.4 million square feet and are located in the United States, France, Japan, Korea, Malaysia, Thailand and China. Approximately 4.2 million square feet of this space is in buildings Spansion LLC owns. The remainder of this space is leased, primarily from us. Spansion LLC leases approximately 625,000 square feet of land in Suzhou, China for its assembly and test facility and 3.9 million square feet of land in Japan for its wafer fabrication facilities. Spansion’s assembly and test facility in Suzhou, China is encumbered by a lien securing the Spansion China Loan and its Fab 25 facility in Austin, Texas is encumbered by a lien securing the July 2003 Spansion Term Loan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” above.

In addition to principal engineering, manufacturing, warehouse and administrative facilities, we lease sales office facilities in 21 locations globally, totaling approximately 200,000 square feet. These facilities are generally located in commercial centers near our customers, principally in the United States, Latin America, Europe and Asia.

We have an operating lease on property containing two buildings with an aggregate of approximately 364,000 square feet, located on 45.6 acres of land in Sunnyvale, California (One AMD Place). This operating lease ends in December 2018. In 2000, we entered into a lease agreement for three buildings, totaling 175,000 square feet, located adjacent to One AMD Place, which we call AMD Square, to be used as engineering offices and lab facilities. During 2002, we determined that we no longer required AMD Square. As of December 28,

2003, AMD Square is vacant, and we are marketing it for sublease. During 2003, we also vacated approximately 75,000 square feet of leased administrative office space in Austin, Texas. We continue to have lease obligations with respect to these facilities ranging from 18 to 24 months, and we are marketing these facilities for sublease.

Our and Spansion LLC’s leases cover facilities with expiration terms of generally one to 20 years. We currently do not anticipate difficulty in either retaining occupancy of any of our facilities through lease renewals prior to expiration or through month-to-month occupancy, or replacing them with equivalent facilities.

Manufacturing, Assembly and Test Facilities

We operate 12 owned manufacturing facilities, of which five are wafer fabrication facilities and seven are assembly and test facilities. In addition, we have substantially finished the construction of our Fab 36 wafer fabrication facility, and we are in the process of installing equipment. Fab 36 is located adjacent to Fab 30 and will be equipped to manufacture microprocessor products on 300-millimeter wafers at 65-nanometer geometries and below.

Our microprocessor and Flash memory fabrication is conducted at the facilities described in the chart below:

Facility Location	Wafer Size (diameter in millimeters)	Production Technology (in nanometers)	Approximate Clean Room Square Footage
Microprocessor Products
Dresden, Germany
Fab 30	200	90 and 130	150,000

Flash Memory Products
Austin, Texas
Fab 25	200	110	120,000
Aizu-Wakamatsu, Japan
JV1	200	230 and 320	70,000
JV2	200	200 and 230	91,000
JV3	200	110, 130 and 170	118,000

As of December 26, 2004, we manufactured our microprocessor products at Fab 30, primarily on 90-nanometer process technology. With respect to our Flash memory products, JV3 employs mostly 110-nanometer technology in production. We are also manufacturing 90-nanometer MirrorBit technology development wafers in Fab 25 and plan to be in production with this technology in the second half of 2005. We use process technologies at 200-nanometers and above to manufacture our low- to medium-density Spansion Flash memory products. During 2004, we transitioned the manufacturing of certain of these products from 230-nanometer to 200-nanometer process technology to further reduce our manufacturing costs.

We have foundry arrangements with third parties for the production of our embedded processor and chipset products. In addition, in November 2004 we entered into sourcing and manufacturing technology agreements with Chartered Semiconductor Manufacturing pursuant to which Chartered will become an additional manufacturing source for our AMD64-based microprocessors. We intend to use the additional capacity provided by Chartered to augment production at our manufacturing facilities. We expect that Chartered will commence production for us in 2006.

We have also developed an approach to manufacturing that we call Automated Precision Manufacturing, or APM. APM comprises a suite of automation, optimization and real-time data analysis technologies which automate the way decisions are made within our fabrication facilities. We use APM during process technology transitions, and believe APM enables greater efficiency, higher baseline yields, better binning and faster yield learning.

Our current assembly and test facilities for microprocessor and Flash memory products are described in the chart set forth below:

Facility Location	Approximate Manufacturing Area Square Footage	Activity
Computation Products
Penang, Malaysia	112,000	Assembly & Test
Singapore	194,000	Test
Suzhou, China	44,310	Test

Flash Memory Products
Bangkok, Thailand	78,000	Assembly & Test
Kuala Lumpur, Malaysia	71,300	Assembly & Test
Penang, Malaysia	71,000	Assembly & Test
Suzhou, China	30,250	Assembly & Test

Some assembly and final testing of our microprocessor and personal connectivity solutions products is also performed by subcontractors in the United States and Asia.

Raw Materials

Our manufacturing operations depend upon obtaining deliveries of equipment and adequate supplies of materials on a timely basis. We purchase equipment and materials from a number of suppliers. From time to time, suppliers may extend lead times, limit supply to us or increase prices due to capacity constraints or other factors. Because some equipment and material that we purchase is complex, it is sometimes difficult for us to substitute one supplier for another or one piece of equipment for another. In addition, certain raw materials we use in the manufacture of our products are available from a limited number of suppliers. For example, we are largely dependent on one supplier for our 200-millimeter and 300-millimeter silicon-on-insulator (SOI) wafers. Although there are alternative sources available for us to procure these wafers, we have not qualified these sources and do not believe that they currently have sufficient capacity to meet our requirements. We are also dependent on other key chemicals from a limited number of suppliers and also rely on a limited number of foreign companies to supply the majority of certain types of IC packages we purchase. Similarly, we purchase commercial non-Flash memory die, such as SRAM and pSRAM, from third-party suppliers and incorporate these die into Spansion multi-chip package products. Some of these suppliers are also our competitors. Interruption of supply or increased demand in the industry could cause shortages and price increases in various essential materials. If we are unable to procure certain of these materials, we may have to reduce our manufacturing operations. Such a reduction could have a material adverse effect on us.

In June 2002, we formed Advanced Mask Technology Center GmbH and Co. KG, or AMTC, and Maskhouse Building Administration GmbH and Co. KG, or BAC, two joint ventures with Infineon Technologies AG and Dupont Photomasks, Inc., for the purpose of constructing and operating an advanced photomask facility in Dresden, Germany. Photomasks are used during the production of ICs. The purpose of AMTC is to conduct research, development and pilot production of optical photomasks for advanced lithography technology. AMTC has commenced pilot production of optical photomasks and has provided test photomasks to Fab 30 for qualification. We intend to procure advanced photomasks from AMTC pursuant to the terms of our joint venture arrangement and use these photomasks in the manufacture of certain of our microprocessor products.

Environmental Regulations

Many aspects of our business operations and products are regulated by domestic and international environmental laws and regulations. These regulations include limitations on discharge of pollutants to air, water, and soil; remediation requirements; product chemical content limitations; manufacturing chemical use and handling restrictions; pollution control requirements; waste minimization considerations; and treatment, transport, storage and disposal of solid and hazardous wastes. If we fail to comply with any of the applicable environmental regulations we may be subject to fines, suspension of production, alteration of our manufacturing processes, sales limitations, and/or criminal and civil liabilities. Existing or future regulations could require us to procure expensive pollution abatement or remediation equipment; to modify product designs; or to incur other expenses to comply with environmental regulations. Any failure to control the use, disposal or storage, or adequately restrict the discharge of hazardous substances could subject us to future liabilities and could have a material adverse effect on our business. We believe we are in material compliance with applicable environmental requirements, and do not expect those requirements to result in material expenditures in the foreseeable future.

We have been named as a responsible party on Superfund clean-up orders for three sites in Sunnyvale, California that are on the National Priorities List. Since 1981, we have discovered hazardous material releases to the groundwater from former underground tanks and proceeded to investigate and conduct remediation at these three sites. The chemicals released into the groundwater were commonly used in the semiconductor industry in the United States in the wafer fabrication process prior to 1979.

In 1991, we received Final Site Clean-up Requirements Orders from the California Regional Water Quality Control Board relating to the three sites. We have entered into settlement agreements with other responsible parties on two of the orders. Under these agreements other parties have assumed most of the costs as well as the lead in conducting remediation activities under the orders. We remain responsible for these costs in the event that the other parties do not fulfill their obligations under the settlement agreements.

To address anticipated future remediation costs under the orders, we have computed and recorded an estimated environmental liability of approximately $3.7 million in accordance with applicable accounting rules and have not recorded any potential insurance recoveries in determining the estimated costs of the cleanup. The progress of future remediation efforts cannot be predicted with certainty, and these costs may change. We believe that the potential liability, if any, in excess of amounts already accrued, will not have a material adverse effect on our financial condition or results of operations.

Legal Proceedings

We are a defendant or plaintiff in various other actions that arose in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to the persons currently serving as members of our board of directors and as our executive officers.

Name	Age	Position
Hector de J. Ruiz	59	Chairman of the Board of Directors, President and Chief Executive Officer
Bertrand Cambou	49	Executive Vice President of AMD and President and Chief Executive Officer of Spansion LLC
William T. Edwards	49	Senior Vice President, Chief Strategy Officer
Thomas M. McCoy	54	Executive Vice President, Legal Affairs, and Chief Administrative Officer
Derrick R. Meyer	43	Executive Vice President, Computation Products Group
Iain Morris	48	Senior Vice President, Personal Connectivity Solutions
Henri Richard	46	Executive Vice President, Worldwide Sales and Marketing
Robert J. Rivet	50	Executive Vice President and Chief Financial Officer
W. Michael Barnes	62	Director
Charles M. Blalack	77	Director
R. Gene Brown	71	Director
Bruce L. Claflin	53	Director
H. Paulett Eberhart	51	Director
David J. Edmondson	45	Director
Robert B. Palmer	64	Director
Leonard M. Silverman	65	Director
Morton L. Topfer	68	Director

Dr. Hector de J. Ruiz—Dr. Ruiz was appointed as our Chairman of the Board of Directors in April 2004 and he has been a director since February 2000. Dr. Ruiz is also our President and Chief Executive Officer. Dr. Ruiz joined AMD as President and Chief Operating Officer in January 2000 and became our Chief Executive Officer on April 25, 2002. From 1997 until joining AMD in January 2000, Dr. Ruiz served as President of the Motorola, Inc. Semiconductor Products Sector. From 1991 to 1995, Dr. Ruiz was Senior Vice President and General Manager of Motorola’s paging and messaging businesses and in 1996 he became Executive Vice President and General Manager of those businesses. From 1977, when Dr. Ruiz joined Motorola, to 1991, Dr. Ruiz held various executive positions in Motorola’s Semiconductor Products Sector. From 1972 to 1977, Dr. Ruiz worked at Texas Instruments, Inc. Dr. Ruiz is a member of the board of directors of Eastman Kodak Company.

Dr. Bertrand Cambou—Dr. Cambou is our Executive Vice President and President and Chief Executive Officer of our majority-owned subsidiary, Spansion LLC. Dr. Cambou joined us in January 2002 as Group Vice President, Memory Group. Dr. Cambou became an executive officer in February 2003. From February 2003 until June 2003, Dr. Cambou served as our Senior Vice President, Memory Group. From June 1999 to January 2002, Dr. Cambou was the Chief Operating Officer and a board member of Gemplus, a smartcard company, and a board member of Ingenico, a developer of terminals for secure e-transactions. Dr. Cambou was employed by Motorola from 1984 until May 1999, most recently as Senior Vice President and General Manager, Networking and Computing Systems within the Semiconductor Product Sector.

Dr. William T. Edwards—Dr. Edwards is our Senior Vice President, Chief Strategy Officer. Dr. Edwards joined us in 2002 as Vice President and General Manager, Personal Connectivity Solutions and was named to his current executive officer position in February 2004. Before joining AMD, Dr. Edwards was the Chief Executive Officer of Hesson Labs, Inc., a fabless semiconductor company, focusing on high-speed CMOS networking devices from June 2001 until January 2002. Prior to that, Dr. Edwards was employed by Motorola for eight years. From June 2000 until April 2001, he was Senior Vice President and General Manager where he helped establish a new internal start-up creating compound semiconductors on silicon substrates, now known as ThoughtBeam. Dr. Edwards served as Senior Vice President and Director of Strategic Management of Motorola’s Semiconductor Product Sector from January 1997 until June 2000. Prior to that he was Vice President and Director of Motorola’s Corporate Strategy Office. Dr. Edwards’ career spans more than two decades in the high-tech industry, including nine years with The Boston Consulting Group and time with Technology Associates, Inc. and several medical equipment startups.

Thomas M. McCoy—Mr. McCoy is our Executive Vice President, Legal Affairs, and Chief Administrative Officer. From 1998 until December 2003, when he was appointed as Chief Administrative Officer, Mr. McCoy served as our Senior Vice President, General Counsel. From 1995 until April 2003, Mr. McCoy also served as our Secretary. Before his appointment as Senior Vice President, Mr. McCoy held the office of Vice President, General Counsel from 1995 to 1998. From 1977 until joining us in 1995, Mr. McCoy was with the law firm of O’Melveny & Myers where he practiced law, first as an associate and then as a partner.

Derrick R. Meyer—Mr. Meyer is our Executive Vice President, Computation Products Group. Mr. Meyer joined AMD in 1995 and was Vice President of Engineering for the Computation Products Group before being promoted to Group Vice President, Computation Products Group, in 2001. In April 2002, Mr. Meyer became an executive officer of AMD and was promoted to Senior Vice President, Computation Products Group. Before joining AMD, Mr. Meyer was employed by Digital Equipment Corporation beginning in 1986 and by Intel Corporation from 1983 to 1986.

Iain Morris—Mr. Morris is our Senior Vice President, Personal Connectivity Solutions Group. He joined us in December 2003 as Group Vice President, Personal Connectivity Solutions and became an executive officer in February 2004. Before joining AMD, Mr. Morris was president of Hewlett-Packard Company’s Embedded and Personal System Organization from February 2001 until September 2002 and Senior Vice President Mobility and Emerging Technologies through August 2003. From 1978 until January 2001, Mr. Morris held various engineering and executive positions with Motorola, most recently as Senior Corporate Vice President and General Manager, North American Personal Communications Business from January 1999 to January 2001.

Henri Richard—Mr. Richard is our Executive Vice President of Worldwide Sales and Marketing. Mr. Richard joined AMD in April 2002 as Group Vice President, Worldwide Sales. He was promoted to Senior Vice President in May 2003 and became an executive officer in February 2004. From September 2000 until April 2002, Mr. Richard was Executive Vice President of Worldwide Field Operations at WebGain, Inc., a privately held provider of Java software for Fortune 500 companies. Mr. Richard was President of the Computer Products Group at Bell Microproducts from April 2000 to August 2000 and Vice President, Worldwide Sales and Support for IBM’s Technology Group from December 1997 to April 2000.

Robert J. Rivet—Mr. Rivet is our Executive Vice President and Chief Financial Officer. Mr. Rivet joined us in September 2000. Before joining AMD, he had served as Senior Vice President and Director of Finance of the Semiconductor Products Sector of Motorola since 1997. Mr. Rivet joined Motorola in 1976 as a senior financial analyst and senior accountant and from 1981 to 1997, he served in a number of positions in semiconductor operations.

Dr. W. Michael Barnes—Dr. Barnes has been a director since October 2003. Dr. Barnes served as Senior Vice President and Chief Financial Officer of Rockwell International Corporation, a diversified NYSE company, from 1991 until his retirement in 2001. Dr. Barnes joined Collins Radio Company in 1968 as a member of the corporate operations research staff. Collins was acquired by Rockwell in 1973, and Dr. Barnes held various management positions at Rockwell until 1991. He was named a distinguished alumnus by the Texas A&M University College of Engineering in 1992, is a member of the Texas A&M University Chancellor’s Century Council and is on the University’s Engineering Advisory Board. Dr. Barnes also serves on the board of directors of MetroPCS, Inc.

Charles M. Blalack—Mr. Blalack has been a director since 1989. Mr. Blalack has been Chairman of the Board and Chief Executive Officer of Blalack and Company, a registered investment advisor since 1969. From 1970 until 1991, Mr. Blalack was Chief Executive Officer of Blalack-Loop, Inc., an investment banking firm and member of the National Association of Securities Dealers. Prior to 1970, he was founder, Chairman and Chief Executive Officer of BW & Associates, an investment banking firm and member of the New York Stock Exchange. Mr. Blalack was a member of the board of directors of Monolithic Memories, Inc. until it was acquired by AMD in 1987, and currently serves on the board of several early-stage companies.

Dr. R. Gene Brown—Dr. Brown has been a director since 1969. Since 2000, Dr. Brown has been an independent private investor and financial management consultant. From 1998 to 2000, he was a director of Hagler Bailly, Inc., a consulting firm. Dr. Brown was a non-employee Managing Director of Putnam, Hayes & Bartlett, Inc., an economic and management consulting firm, from 1975 to 1998, when it was acquired by Hagler Bailly, Inc. From 1961 to 1968, Dr. Brown was a full-time professor in the graduate schools of business at Harvard University and then Stanford University. From 1968 to 1974, Dr. Brown was Vice President of Corporate Development for Syntex Corporation, and from 1974 to 1976, Dr. Brown was President of Berkeley BioEngineering.

Bruce L. Claflin—Mr. Claflin has been a director since August 2003. Since January 2001, Mr. Claflin has served as President, Chief Executive Officer, and a member of the board of directors of 3Com Corporation, a provider of voice and data networking products and services. He joined 3Com as President and Chief Operating Officer in August 1998. Prior to 3Com, Mr. Claflin served as Senior Vice President and General Manager, sales and marketing for Digital Equipment Corporation. Mr. Claflin also worked for 22 years at IBM, where he held various sales, marketing and management positions, including general manager of the IBM PC Company’s worldwide R&D, product and brand management, as well as president of IBM PC Company Americas.

H. Paulett Eberhart—Ms. Eberhart has been a director since April 2004. From 2003 until she retired in March 2004, Ms. Eberhart served as President—Americas at Electronic Data Systems Corporation, an information technology and business process outsourcing company. Ms. Eberhart had been an employee of EDS since 1978. Prior to her position as President—Americas, she was Senior Vice President—EDS and President—Solutions Consulting. From 2001 to 2002, Ms. Eberhart served as Senior Vice President, Information Solutions, U.S. and from 1999 to 2001 as Senior Vice President, Information Solutions, Southwest Region. In 1998, she was Senior Vice President, Finance. During this time she was a member of the board of directors of AT Kearney, a subsidiary of EDS. Between 1978 and 1998, Ms. Eberhart served in various management positions in the area of Finance at EDS. Ms. Eberhart served as the chair of the Political Action Committee for EDS and is a member of the Financial Executives Institute and American Institute of Certified Public Accountants. Ms. Eberhart is a member of the board of directors of Anadarko Petroleum Corporation and Solectron Corporation.

David J. Edmondson—Mr. Edmondson was appointed as a director on October 27, 2004. Mr. Edmondson is the President and Chief Executive Officer-Elect and a member of the board of directors of RadioShack Corporation. He joined RadioShack in 1994 as Vice President of Marketing. Before 2000, when he was named President and Chief Operating Officer, he served as Senior Vice President of RadioShack and Executive Vice President/Chief Operating Officer of the RadioShack Retail Division. Prior to joining RadioShack, Mr. Edmondson served for 12 years in a variety of sales and marketing roles for ADVO, Inc., a large database and direct marketing company.

Robert B. Palmer—Mr. Palmer has been a director since 1999. Mr. Palmer was the Chairman and Chief Executive Officer of Digital Equipment Corporation from 1995 until his retirement in 1998. Mr. Palmer was appointed Chief Executive Officer and President of Digital in October 1992. From 1985 to 1992, Mr. Palmer served in various executive positions at Digital. Before Digital, Mr. Palmer was Executive Vice President of Semiconductor Operations at United Technologies Corporation (UTC), joining UTC in 1980 when it acquired Mostek Corporation, where he had been a member of the team that founded the company in 1969. Mr. Palmer is on the Board of Trustees of the Cooper Institute for Aerobic Research, a non-profit preventative medicine research and education organization.

Dr. Leonard M. Silverman—Dr. Silverman has been a director since 1994. Dr. Silverman was Dean of the School of Engineering of the University of Southern California from 1984 until June 2001. He currently holds the Fred O’Green Chair in Engineering at the same institution. He was elected to the National Academy of Engineering in 1988 and is a Fellow of the Institute of Electrical and Electronic Engineers. Dr. Silverman is a member of the board of directors of Statmon Technologies.

Morton L. Topfer—Mr. Topfer was appointed a director on February 4, 2005. Mr. Topfer is the Managing Director of Castletop Capital L.P., an investment firm that focuses on private equity and real estate investments. Before joining Castletop Capital in 2002, Mr. Topfer was Vice Chairman of Dell Computer Corporation, counselor to Dell’s Chief Executive Officer and a member of Dell’s office of the Chief Executive Officer. Before joining Dell in 1994, Mr. Topfer held various positions with Motorola, Inc., last serving as Corporate Executive Vice President and President of the Land Mobile Products Sector. Before joining Motorola in 1971, Mr. Topfer spent 11 years with RCA Laboratories in various research and development and management positions. Mr. Topfer serves on the Board of Directors of Measurement Specialties, Inc. and Staktek Holdings, Inc.

DESCRIPTION OF CERTAIN INDEBTEDNESS

AMD Revolving Credit Facility

Our revolving credit facility provides for a secured revolving line of credit of up to $100 million that expires in July 2007. We can borrow, subject to amounts set aside by the lenders, up to 85 percent of our eligible accounts receivable from OEMs and 50 percent of our eligible accounts receivable from distributors. As of the date of this prospectus, no borrowings were outstanding under our revolving credit facility.

Pursuant to the terms of our revolving credit facility, as amended, we have to comply with, among other things, the following financial covenants if our net domestic cash (as defined in our revolving credit facility) declines below $125 million:

•	restrictions on our ability to pay cash dividends on our common stock;

•	maintain an adjusted tangible net worth (as defined in our revolving credit facility) as follows:

Measurement Date	Amount
(in billions)
Last day of each fiscal quarter in 2004	$1.425
Last day of each fiscal quarter in 2005	1.850
Last day of each fiscal quarter thereafter	2.000

•	achieve EBITDA (earnings before interest, taxes, depreciation and amortization) according to the following schedule:

Period	Amount
(in millions)
Four fiscal quarters ending December 31, 2004	$950
Four fiscal quarters ending March 31, 2005 and four fiscal quarters ending each fiscal quarter thereafter	1,050

As of December 26, 2004, net domestic cash, as defined, totaled $831 million and the preceding financial covenants were not applicable. Our obligations under our revolving credit facility are secured by all of our accounts receivable, inventory, general intangibles (excluding intellectual property) and the related proceeds, excluding Spansion LLC’s accounts receivable, inventory, and general intangibles.

Spansion Japan Revolving Loan Agreement

In March 2004, Spansion Japan entered into a revolving credit facility agreement with certain Japanese financial institutions in the aggregate amount of 15 billion yen (approximately $145 million as of December 26, 2004). Spansion Japan can draw under the facility until March 24, 2005.

The revolving facility consists of two tranches: tranche A in the aggregate amount of up to nine billion yen (approximately $87 million as of December 26, 2004) and tranche B in the aggregate amount of up to six billion yen (approximately $58 million as of December 26, 2004). However, as described in more detail below, the total amount that Spansion Japan can draw is limited based on the value of Spansion Japan’s accounts receivable from Fujitsu, which are pledged as security to the lenders.

Amounts borrowed under tranche A bear interest at a rate of TIBOR plus 0.55 percent. Amounts borrowed under tranche B bear interest at a rate of TIBOR plus 1.2 percent. Spansion Japan must first fully draw under tranche A prior to drawing amounts under tranche B. Borrowings must be used for working capital purposes and must be repaid no later than April 24, 2005. As of the date of this prospectus, there were no borrowings outstanding under this facility.

Pursuant to the terms of the revolving credit facility agreement, Spansion Japan is required to comply with the following financial covenants:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six-month (mid-year) period;

•	maintain an adjusted tangible net worth (as defined in the agreement) at an amount not less than 60 billion yen (approximately $579 million as of December 26, 2004) as of the last day of each fiscal quarter;

•	maintain total net income plus depreciation of $213 million, as of the last day of fiscal year 2004: and

•	ensure that as of the last day of each of the third and fourth quarter of 2004, the ratio of (a) net income plus depreciation to (b) the sum of interest expenses plus the amount of scheduled debt repayments plus capital expenditures for its facilities located in Aizu-Wakamatsu, Japan, for such period, is not less than 120%.

As of December 26, 2004, Spansion Japan was in compliance with these financial covenants.

As security for amounts outstanding under the revolving facility, Spansion Japan pledged its accounts receivable from Fujitsu. The accounts receivable are held in trust pursuant to the terms of a trust agreement. Under the trust agreement, Spansion Japan is required to maintain the value of its accounts receivable at specified thresholds (as defined by the trust agreement), based upon the amounts outstanding under tranche A and tranche B. In addition, the trustee collects payments from Fujitsu into a separate trust account and releases these amounts to Spansion Japan, subject to the calculated thresholds, upon instruction from the agent for the lenders. At any time when the accounts receivable balance in the trust account is less than the required thresholds, Spansion Japan is required to do one of the following to cure the shortfall:

•	provide additional cash to the trust, or

•	repay a specified portion of the outstanding loans.

Amounts outstanding under the revolving credit facility may become automatically due and payable upon the occurrence of specified events with respect to Spansion Japan, including: filings or proceedings in bankruptcy, failure to pay any obligations under the revolving credit facility that have become due, failure to pay other third-party indebtedness where such debt exceeds 200 million yen (approximately $2 million as of December 26, 2004), or if the value of the accounts receivable from Fujitsu held in trust is below the required thresholds and such shortfall is not remedied within three business days. In addition, amounts outstanding under the revolving credit facility may become automatically due and payable upon the occurrence of specified events with respect to Fujitsu including: filings or proceedings in bankruptcy, default by Fujitsu with respect to payments to Spansion Japan or other obligations under their purchase and sale agreement, default by Fujitsu with respect to other third-party indebtedness where such debt exceeds one billion yen (approximately $10 million as of December 26, 2004). As of December 26, 2004, the amount of accounts receivable held in the trust was approximately $166 million.

Because most amounts under the Spansion Japan Revolving Loan are denominated in yen, the U.S. dollar amounts stated above are subject to change based on applicable exchange rates. We used the exchange rate as of December 26, 2004, of 103.62 yen to one U.S. dollar, to translate the amounts denominated in yen into U.S. dollars.

4.75% Convertible Senior Debentures Due 2022

On January 29, 2002, we issued $500 million of our 4.75% Debentures in a private offering pursuant to Rule 144A and Regulation S of the Securities Act. The interest rate payable on the 4.75% Debentures will reset on August 1, 2008, August 1, 2011 and August 1, 2016 to a rate equal to the interest rate payable 120 days prior to the reset dates on 5-year U.S. Treasury Notes, plus 43 basis points. The interest rate will not be less than 4.75 percent and will not exceed 6.75 percent. Holders have the right to require us to repurchase all or a portion of our

4.75% Debentures on February 1, 2009, February 1, 2012, and February 1, 2017. The holders of the 4.75% Debentures also have the ability to require us to repurchase the 4.75% Debentures in the event that we undergo specified fundamental changes, including a change of control. In each such case, the redemption or repurchase price would be 100 percent of the principal amount of the 4.75% Debentures plus accrued and unpaid interest. The 4.75% Debentures are convertible by the holders into our common stock at a conversion price of $23.38 per share at any time. At this conversion price, each $1,000 principal amount of the 4.75% Debentures will be convertible into approximately 43 shares of our common stock. Issuance costs incurred in the amount of approximately $14 million are amortized ratably, which approximates the effective interest method, over the term of the 4.75% Debentures, as interest expense.

As of February 5, 2005, the 4.75% Debentures are redeemable by us for cash at specified prices expressed as a percentage of the outstanding principal amount plus accrued and unpaid interest at our option, provided that we may not redeem the 4.75% Debentures prior to February 5, 2006, unless the last reported sale price of our common stock is at least 130 percent of the then effective conversion price for at least 20 trading days within a period of 30 consecutive trading days ending within five trading days of the date of the redemption notice.

The redemption prices for the specified periods are as follows:

Period	Price as a Percentage of Principal Amount
Beginning on February 5, 2005 through February 4, 2006	102.375%
Beginning on February 5, 2006 through February 4, 2007	101.583
Beginning on February 5, 2007 through February 4, 2008	100.792
Beginning on February 5, 2008	100.000

We may elect to purchase or otherwise retire our 4.75% Debentures with cash, stock or other assets from time to time in open market or privately negotiated transactions, either directly or through intermediaries, or by tender offer, when we believe that market conditions are favorable to do so. Such purchases may have a material effect on our liquidity, financial condition and results of operations.

4.50% Convertible Senior Notes Due 2007

On November 25, 2002, we sold $402.5 million of the 4.50% Notes in a registered offering. Interest on the 4.50% Notes is payable semiannually in arrears on June 1 and December 1 of each year, beginning June 1, 2003. Beginning on December 4, 2005, the 4.50% Notes are redeemable by us at our option for cash at specified prices expressed as a percentage of the outstanding principal amount plus accrued and unpaid interest provided that we may not redeem the 4.50% Notes unless the last reported sale price of our common stock is at least 150 percent of the then effective conversion price for at least 20 trading days within a period of 30 trading days ending within five trading days of the date of the redemption notice.

The redemption prices for the specified periods are as follows:

Period	Price as a Percentage of Principal Amount
Beginning on December 4, 2005 through November 30, 2006	101.800%
Beginning on December 1, 2006 through November 30, 2007	100.900
On December 1, 2007	100.000

The 4.50% Notes are convertible at the option of the holder at any time prior to the close of business on the business day immediately preceding the maturity date of December 1, 2007, unless previously redeemed or repurchased, into shares of common stock at a conversion price of $7.37 per share, subject to adjustment in certain circumstances. At this conversion price, each $1,000 principal amount of the 4.50% Notes will be convertible into approximately 135 shares of our common stock. Issuance costs incurred in the amount of approximately $12 million are amortized ratably, over the term of the 4.50% Notes, as interest expense, approximating the effective interest method.

Holders have the right to require us to repurchase all or a portion of our 4.50% Notes in the event that we undergo specified fundamental changes, including a change of control. In each such case, the redemption or repurchase price would be 100 percent of the principal amount of the 4.50% Notes plus accrued and unpaid interest.

As of December 26, 2004 we had exchanged an aggregate of $201 million of our 4.50% Notes for 29,391,261 shares of our common stock in a series of transactions. As a result of these transactions, we recognized a charge of approximately $32 million in the year ended December 26, 2004, which represented the difference between the fair value of the shares issued in the transactions and the fair value of shares issuable pursuant to the original conversion terms of the 4.50% Notes.

We may elect to purchase or otherwise retire our 4.50% Notes with cash, stock or other assets from time to time in the open market or privately negotiated transactions, either directly or through intermediaries, or by tender offer, when we believe that market conditions are favorable to do so. Such purchases may have a material effect on our liquidity, financial condition and results of operations.

July 2003 Spansion Term Loan and Guarantee

Under our July 2003 Spansion Term Loan, as amended, amounts borrowed bear interest at a variable rate of LIBOR plus four percent, which was 5.98 percent at December 26, 2004. Repayment occurs in equal, consecutive, quarterly principal and interest installments ending in September 2006. As of December 26, 2004, $45 million was outstanding under the July 2003 Spansion Term Loan, of which 60 percent is guaranteed by us and 40 percent is guaranteed by Fujitsu. Spansion LLC granted a security interest in certain property, plant and equipment as security under the July 2003 Spansion Term Loan. In addition, as security for our guarantee obligations, we granted a security interest in certain of our assets, including our accounts receivable, inventory, general intangibles (excluding intellectual property) and the related proceeds.

Pursuant to the terms of the July 2003 Spansion Term Loan, Spansion LLC is required to comply with the following financial covenants during an enhanced covenant period, which occurs if either Spansion LLC’s net domestic cash balance (as defined in the July 2003 Spansion Term Loan) as of the last day of any fiscal quarter is below $60 million or if its net worldwide cash balance (as defined in the July 2003 Spansion Term Loan) as of the last day of any fiscal quarter is below $130 million:

•	maintain an adjusted tangible net worth (as defined in the July 2003 Spansion Term Loan) of not less than $850 million;

•	achieve EBITDA according to the following schedule:

Period	Amount
(in millions)
For the four quarters ending December 2004	$550
For the four quarters ending in 2005	640
For the four quarters ending in 2006	800

•	maintain a fixed charge coverage ratio (as defined in the July 2003 Spansion Term Loan) according to the following schedule:

Period	Ratio
Period ending December 2004	1.0 to 1.00
Full fiscal year 2005	1.0 to 1.00
Full fiscal year 2006	0.9 to 1.00

During an enhanced covenant period, Spansion LLC is restricted in its ability to pay cash dividends to us or Fujitsu. As of December 26, 2004, Spansion LLC’s net domestic cash totaled $119 million and its net worldwide cash was $196 million. Because Spansion LLC was not in an enhanced covenant period, the preceding financial covenants were not applicable.

Spansion Japan Term Loan and Guarantee

As a result of the Spansion LLC transaction, the third-party loans of the Manufacturing Joint Venture were refinanced from the proceeds of a term loan entered into between Spansion Japan, which owns the assets of the Manufacturing Joint Venture, and a Japanese financial institution. Under the agreement, the amounts borrowed bear an interest rate of TIBOR plus a spread that is determined by Fujitsu’s current debt rating and Spansion Japan’s non-consolidated net asset value as of the last day of its fiscal year. The interest rate was 0.98 percent as of December 26, 2004. Repayment occurs in equal, consecutive, quarterly principal installments ending in June 2007. As of December 26, 2004, approximately $127 million was outstanding under this term loan agreement. Spansion Japan’s assets are pledged as security for its borrowings under this agreement. Also, Fujitsu has guaranteed 100 percent of the amounts outstanding under this facility. We agreed to reimburse Fujitsu 60 percent of any amount paid by Fujitsu under its guarantee of this loan. Under this loan agreement, Spansion Japan is required to comply with the following financial covenants:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six month period during such fiscal year;

•	maintain an adjusted tangible net worth (as defined in the loan agreement), as of the last day of each fiscal quarter, of not less than 60 billion yen (approximately $579 million based on the exchange rate as of December 26, 2004);

•	maintain total net income plus depreciation, as of the last day of each fiscal period, as follows:

Period	Amount
(in millions)
Fiscal year 2004	$221
Fiscal year 2005	204
Fiscal year 2006	188

•	ensure that as of the last day of any fiscal quarter, the ratio of (a) net income plus depreciation to (b) the sum of (i) interest expense for such period plus (ii) scheduled amortization of debt for borrowed money (as defined in the loan agreement) for such period, including lease rentals plus (iii) maintenance capital expenditures for Spansion Japan’s existing and after acquired real property and improvements at its manufacturing facilities located in Aizu-Wakamatsu, Japan, is not less than:

Period	Percentage
Third and fourth fiscal quarters of 2004	120%
Fiscal year 2005	120
Fiscal year 2006	120

As of December 26, 2004, Spansion Japan was in compliance with these financial covenants.

Because most amounts under the Spansion Japan Term Loan are denominated in yen, the U.S. dollar amounts are subject to change based on applicable exchange rates. We used the exchange rate as of December 26, 2004 of 103.62 yen to one U.S. dollar to translate the amounts denominated in yen into U.S. dollars.

Fujitsu Cash Note

As a result of the Spansion LLC transaction, Fujitsu loaned $40 million to Spansion LLC pursuant to a promissory note. The note bears an interest rate of LIBOR plus four percent, which was 5.98 percent as of

December 26, 2004, and has a term of three years. The interest rate cannot exceed seven percent. The note is repayable in four equal payments on September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006. Interest is payable quarterly.

AMD Penang Term Loan

On January 29, 2004, our subsidiary in Malaysia, AMD Export Sdn. Bhd., or AMD Penang, entered into a term loan agreement with a local financial institution. Under the terms of the loan agreement, AMD Penang can borrow up to 30 million Malaysian Ringgit (approximately $8 million as of December 26, 2004) in order to fund the purchase of equipment. The loan bears a fixed annual interest rate of 5.9 percent and is payable in equal, consecutive, monthly principal and interest installments through February 2009. The total amount outstanding as of December 26, 2004 was approximately $6 million.

Spansion China Loan

During the second quarter of 2004, Spansion (China) Limited, a subsidiary of Spansion, entered into two revolving loan agreements with a local financial institution. Under the terms of the revolving foreign exchange loan agreement, Spansion China can borrow in U.S. dollars up to an amount of $18 million. Under the terms of the revolving Renminbi (RMB) loan agreement, Spansion China can borrow up to RMB 120 million (approximately $14.5 million as of December 26, 2004). The interest rate on the U.S. dollar-denominated loans is LIBOR plus one percent and the interest rate on the RMB-denominated loans is fixed at 4.779 percent. The maximum term of each loan is 12 months from the date of each drawdown. As of December 26, 2004, Spansion China had fully drawn on the loans.

DESCRIPTION OF THE NOTES

We issued the private notes, and will issue the exchange notes, pursuant to an indenture (the “Indenture”), dated as of October 29, 2004, by and between us and Wells Fargo Bank, N.A., as trustee (the “Trustee”). For purposes of this description, the private notes and the exchange notes will be generally referred to as the “Notes,” unless the context otherwise requires.

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the words “we,” “our,” or “us” refer only to Advanced Micro Devices, Inc., and not to any of its subsidiaries.

The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture because it contains additional information and defines your rights as a holder of the Notes. A copy of the Indenture is available upon request to us at the address indicated under “Where You Can Obtain Additional Information.”

Principal, Maturity and Interest

We will issue an aggregate principal amount of $600,000,000 million of exchange notes in the exchange offer. The Indenture provides for the issuance of additional notes having identical terms and conditions to the notes (the “Additional Notes”), subject to compliance with the covenants contained in the Indenture, including without limitation the provisions set forth under “—Certain Covenants—Limitation on Debt.” Any Additional Notes will be part of the same issue as the Notes and will vote on all matters with the Notes.

The Notes will mature on November 1, 2012.

Interest on the Notes accrues at a rate of 7.75% per annum and will be payable semi-annually in arrears on May 1 and November 1, commencing on May 1, 2005. We will pay interest to those persons who were holders of record of the Notes on April 15 or October 15 immediately preceding each interest payment date.

Interest on the Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

The Notes are our general unsecured senior obligations. The Notes:

•	rank pari passu with all of our current and future unsecured senior Debt;

•	are effectively subordinated to all of our existing and future secured Debt, to the extent of the value of the assets securing such Debt;

•	are effectively subordinated to our Debt that has been guaranteed by our Subsidiaries with respect to the assets and earnings of those Subsidiaries, including Spansion;

•	are structurally subordinated to all existing and future Debt and other liabilities, including trade payables, of our Subsidiaries, including Spansion; and

•	are senior in right of payment to all of our Subordinated Obligations, if any.

As of December 26, 2004:

•	we had consolidated Debt of $1,859 million, approximately $1,302 million of which constituted Debt directly borrowed (or issued) by us, and approximately $557 million of which constituted Debt directly borrowed (or issued) by one or more of our Subsidiaries;

•	of the Debt directly borrowed (or issued) by us as described above, none of such Debt was secured or guaranteed by any of our Subsidiaries;

•	of the Debt directly borrowed (or issued) by one or more of our Subsidiaries as described above, approximately $312 million of such Debt was guaranteed by us, of which approximately $27 million was secured by assets of ours;

•	in addition to the Debt described above, we had other liabilities of approximately $2,134 million, approximately $1,354 million of which constituted other liabilities of our Subsidiaries; and

•	in addition to the Debt and other liabilities described above, we and/or our Subsidiaries guaranteed approximately $227 million of obligations, which guarantees are not reflected as Debt or other liabilities on our consolidated balance sheet.

Furthermore, as of December 26, 2004, we had available up to $100 million for future secured borrowings under a revolving credit facility. We and our Subsidiaries may incur additional Debt (including secured and guaranteed Debt) and other liabilities in the future.

We conduct a substantial portion of our operations through our Subsidiaries, including Spansion. The claims of creditors (including trade creditors) of any Subsidiary will generally have priority as to the assets of such Subsidiary over the claims of holders of the Notes. In the event of a liquidation of any of our Subsidiaries, our right to receive the assets of any such Subsidiary (and the resulting right of the Holders of the Notes to participate in the distribution of the proceeds of those assets) will be effectively subordinated by operation of law to the claims of creditors (including trade creditors) of such Subsidiary and holders of such Subsidiary’s Preferred Stock and any Guarantees by such Subsidiary of our Debt. If we were a creditor of such Subsidiary or a holder of its Preferred Stock, we would be entitled to participate in the distribution of the proceeds of such Subsidiary’s assets. Our claims would, however, remain subordinate to any Debt or Preferred Stock of such Subsidiary which is senior in right of payment to the Debt or Preferred Stock held by us. In the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceedings or any assignment for the benefit of our creditors or a marshaling of our assets or liabilities, holders of the Notes may receive ratably less than other such creditors or interest holders.

We derived approximately 45 percent of our consolidated net sales for the year ended December 26, 2004 from our Unrestricted Subsidiaries, including Spansion LLC. Under the terms of the Indenture, Spansion LLC and its Subsidiaries constitute Unrestricted Subsidiaries under, and as defined in, the Indenture, even though certain Debt of Spansion LLC and its Subsidiaries (x) is Non-Recourse Debt and (y) could cause cross-defaults to our Debt and our Restricted Subsidiaries. Pursuant to the Indenture, Spansion LLC and its Subsidiaries, as Unrestricted Subsidiaries, are not subject to the covenants or certain Events of Default applicable to us and our Restricted Subsidiaries. As of December 26, 2004, we and our Restricted Subsidiaries had made loans to Spansion LLC and its Subsidiaries in an aggregate amount equal to $276 million and had guaranteed indebtedness of Spansion LLC and its Subsidiaries in an aggregate amount equal to $190 million.

Optional Redemption

Except as set forth below, the Notes will not be redeemable at our option prior to November 1, 2008. Starting on that date, we may redeem all or any portion of the Notes, at once or over time, after giving the required notice under the Indenture. The Notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for Notes redeemed during the 12-month period commencing on November 1 of the years set forth below, and are expressed as percentages of principal amount:

Year	Redemption Price
2008	103.875%
2009	101.938
2010 and thereafter	100.000

In addition, at any time and from time to time prior to November 1, 2008, we may elect to redeem all or any portion of the Notes, after giving the notice required under the Indenture, at a redemption price equal to the sum of:

(1) 100% of the principal amount of Notes to be redeemed; and

(2) the excess of

(a) the sum of the present values of (1) the redemption price of the Notes to be redeemed at November 1, 2008 (as set forth in the prior paragraph), and (2) the remaining scheduled payments of interest from the redemption date to November 1, 2008, but excluding accrued and unpaid interest to the redemption date, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, over

(b) 100% of the principal amount of the Notes to be redeemed,

plus accrued and unpaid interest to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

In addition, at any time and from time to time, prior to November 1, 2007, we may redeem up to a maximum of 35% of the aggregate principal amount of the Notes (including any Additional Notes) with the proceeds of one or more Qualified Equity Offerings, at a redemption price equal to 107.75% of the principal amount, plus accrued and unpaid interest, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 65% of the aggregate principal amount of the Notes (including any Additional Notes) remains outstanding. Any such redemption shall be made within 90 days of such Qualified Equity Offering upon not less than 30 nor more than 60 days’ prior notice.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption on a pro rata basis (with such adjustments as may be deemed appropriate by the Trustee so that only Notes in denominations of $1,000, or integral multiples thereof shall be purchased); provided, that no Notes of $1,000 or less may be redeemed in part.

Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of the original Note upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Sinking Fund

There will be no mandatory sinking fund payments for the Notes.

Repurchase at the Option of Holders Upon a Change of Control

Upon the occurrence of a Change of Control, each holder of Notes shall have the right to require us to repurchase all or any part of such holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) at a purchase price (the “Change of Control Purchase Price”) equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to but excluding the repurchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that notwithstanding the occurrence of a Change of Control, we shall not be obligated to purchase the Notes pursuant to this covenant in the event that it has mailed the notice to exercise its right to redeem all the Notes under the terms of the covenant entitled “—Optional Redemption” at any time prior to the requirement to consummate the Change of Control Offer and redeems the notes in accordance with such notice.

Within 30 days following any Change of Control, we shall:

(a) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States; and

(b) send, by first-class mail, with a copy to the Trustee, to each holder of Notes, at such holder’s address appearing in the Note register, a notice stating:

(1) that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the covenant entitled “Repurchase at the Option of Holders Upon a Change of Control” and that all Notes timely tendered will be accepted for payment;

(2) the Change of Control Purchase Price and the repurchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed;

(3) the circumstances and relevant facts regarding the Change of Control; and

(4) the procedures that holders of Notes must follow in order to tender their Notes (or portions thereof) for payment, and the procedures that holders of Notes must follow in order to withdraw an election to tender Notes (or portions thereof) for payment.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of such compliance.

Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. Subject to certain covenants described below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Debt outstanding at such time or otherwise affect our capital structure or credit ratings.

The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of “all or substantially all” our Property and the Property of our Restricted Subsidiaries, considered as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, if we and our Restricted Subsidiaries, considered as a whole, dispose of less than all this Property by any of the means described above, the ability of a holder of Notes to require us to repurchase our Notes may be uncertain. In such a case, holders of the Notes may not be able to resolve this uncertainty without resorting to legal action.

The existing Credit Facilities contain, and our future Debt or the future Debt of our Subsidiaries may contain, limitations on certain events that would constitute a Change of Control or require such Debt to be repurchased upon a Change of Control. Moreover, the exercise by holders of Notes of their right to require us to repurchase such Notes could cause a default under our or our Subsidiaries’ existing or future Debt, even if the Change of Control itself does not. In addition, our ability to pay cash to holders of Notes upon a repurchase may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. Our failure to repurchase Notes in connection with a Change of Control would result in a default under the Indenture. Such a default would, in turn, constitute a default under our existing Debt and may constitute a default under future Debt as well. Our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of at least a majority in aggregate principal amount of the Notes. See “—Amendments and Waivers.” See also “Risk Factors—Risks Related to the Notes—In the event of a change of control, we may not be able to repurchase the notes as required by the indenture, which would result in a default under the indenture.”

Certain Covenants

Covenant Suspension. During any period of time that:

(a) the Notes have Investment Grade Ratings from both Rating Agencies; and

(b) no Default or Event of Default has occurred and is continuing under the Indenture,

we and our Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

•	“—Limitation on Debt;”

•	“—Limitation on Restricted Payments;”

•	“—Limitation on Asset Sales;”

•	“—Limitation on Restrictions on Distributions from Restricted Subsidiaries;”

•	“—Limitation on Transactions with Affiliates;”

•	“—Repurchase at the Option of Holders Upon a Change of Control;”

•	clauses (a) and (b) of the first paragraph and clause (x) of the fifth paragraph of “—Designation of Restricted and Unrestricted Subsidiaries;” and

•	clause (d) of the first paragraph of “—Merger, Consolidation and Sale of Property”

(collectively, the “Suspended Covenants”). In the event that we and our Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding sentence and, subsequently, one or both of the Rating Agencies withdraws its ratings or downgrades the ratings assigned to the Notes below the required Investment Grade Ratings or a Default or Event of Default occurs and is continuing, then we and our Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants and compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal, downgrade, Default or Event of Default will be calculated in accordance with the terms of the covenant described below under “—Limitation on Restricted Payments” as though such covenant had been in effect during the entire period of time from the Issue Date.

Limitation on Debt. We shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Debt unless, after giving effect to the application of the proceeds therefrom, no Default or Event of Default would occur as a consequence of such Incurrence or be continuing following such Incurrence and either:

(1) after giving effect to the Incurrence of such Debt and the application of the proceeds thereof, the Consolidated Fixed Charge Coverage Ratio would be at least 2.0 to 1.0; or

(2) such Debt is Permitted Debt.

The term “Permitted Debt” is defined to include the following:

(a) our Debt evidenced by the private notes (excluding any Additional Notes) issued in the private offering and any exchange notes issued in exchange for the private notes (excluding any Additional Notes) pursuant to the Registration Rights Agreement;

(b) our Debt or Debt of a Restricted Subsidiary under Credit Facilities, provided that the aggregate principal amount of all such Debt under Credit Facilities at any one time outstanding shall not exceed $2,250 million;

(c) our Debt or Debt of a Restricted Subsidiary in respect of Capital Lease Obligations and Purchase Money Debt, provided that:

(1) the aggregate principal amount of such Debt does not exceed the Fair Market Value (on the date of the Incurrence thereof) of the Property acquired, constructed or leased; and

(2) the aggregate principal amount of all Debt Incurred and then outstanding pursuant to this clause (c) (together with all Permitted Refinancing Debt Incurred and then outstanding in respect of Debt previously Incurred pursuant to this clause (c)) does not exceed 15% of Total Assets;

(d) our Debt owing to and held by any Restricted Subsidiary and Debt of a Restricted Subsidiary owing to and held by us or any Restricted Subsidiary; provided, that if we are the obligor on such Debt Incurred after the Issue Date, then such Debt is expressly subordinated by its terms to the prior payment in full in cash of the Notes; provided, however, that any subsequent issue or transfer of Capital Stock or other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Debt (except to us or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Debt by the issuer thereof;

(e) Debt of a Restricted Subsidiary outstanding on the date on which such Restricted Subsidiary is acquired by us or otherwise becomes a Restricted Subsidiary (other than Debt Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of transactions pursuant to which such Restricted Subsidiary became our Subsidiary or was otherwise acquired by us);

(f) Debt under Interest Rate Agreements entered into us or a Restricted Subsidiary for the purpose of managing interest rate risk in the ordinary course of our financial management or such Restricted Subsidiary and not for speculative purposes;

(g) Debt under Currency Exchange Protection Agreements entered into by us or a Restricted Subsidiary for the purpose of managing currency exchange rate risks in the ordinary course of business and not for speculative purposes;

(h) Guarantees by us or any Restricted Subsidiary of Debt or any other obligation or liability of ours or any Restricted Subsidiary that we or such Restricted Subsidiary could otherwise have Incurred pursuant to this covenant;

(i) Debt in connection with one or more standby letters of credit or performance or surety bonds issued by us or a Restricted Subsidiary in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit not to exceed 2.5% of Total Assets at any time outstanding;

(j) our Debt or Debt of a Restricted Subsidiary outstanding on the Issue Date not otherwise described in clauses (a) through (i) above;

(k) our Debt or Debt of a Restricted Subsidiary in an aggregate principal amount outstanding at any one time not to exceed $500.0 million which amount can include Guarantees of Debt of Unrestricted Subsidiaries, provided such Guarantee is Incurred in compliance with the covenant described under “—Limitation on Restricted Payments;”

(l) Guarantees by us or any Restricted Subsidiary of Debt of Spansion and its Subsidiaries, provided that such Guarantees do not exceed $500.0 million in the aggregate at any one time outstanding, and provided, further that such Guarantees are Incurred in compliance with the covenant described under “—Limitation on Restricted Payments;” and

(m) Permitted Refinancing Debt Incurred in respect of Debt Incurred pursuant to clause (1) of the first paragraph of this covenant and clauses (a), (c), (e) and (j) above and this clause (m).

Notwithstanding anything to the contrary in this covenant:

(a) we shall not Incur any Debt pursuant to this covenant if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless such Debt shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations;

(b) we shall not permit any Restricted Subsidiary to Incur any Debt pursuant to clause (2) of this covenant if the proceeds thereof are used, directly or indirectly, to Refinance any of our Debt; and

(c) accrual of interest, accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Debt will be deemed not to be an Incurrence of Debt for the purposes of this covenant.

For purposes of determining compliance with this covenant, in the event that an item of Debt meets the criteria of more than one of the categories of Permitted Debt described in clauses (a) through (m) above or is entitled to be incurred pursuant to clause (1) of the first paragraph of this covenant, we shall, in our sole discretion, classify (or later reclassify in whole or in part, in its sole discretion) such item of Debt in any manner that complies with this covenant; provided, that any Debt outstanding under Credit Facilities after the application of the net proceeds from the sale of the Notes will be treated as Incurred on the Issue Date under clause (b) above.

For purposes of determining compliance with any dollar-denominated restriction on the Incurrence of Debt, with respect to any Debt which is denominated in a foreign currency, the dollar-equivalent principal amount of such Debt Incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Debt was Incurred, and any such foreign-denominated Debt may be Refinanced or replaced or subsequently Refinanced or replaced in an amount equal to the dollar equivalent principal amount of such Debt on the date of such refinancing or replacement whether or not such amount is greater or less than the dollar equivalent principal amount of the Debt on the date of initial incurrence.

Limitation on Restricted Payments. We shall not make, and shall not permit any Restricted Subsidiary to make, directly or indirectly, any Restricted Payment if at the time of, and after giving effect to, such proposed Restricted Payment,

(a) a Default or Event of Default shall have occurred and be continuing,

(b) we could not Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under “—Limitation on Debt,” or

(c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made since the Issue Date (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value at the time of such Restricted Payment) would exceed an amount equal to the sum of:

(1) 50% of the aggregate amount of Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter during which the Issue Date occurs to the end of the most recently ended fiscal quarter for which internal financial statements are available (or if the aggregate amount of Consolidated Net Income for such period shall be a deficit, minus 100% of such deficit), plus

(2) 100% of Capital Stock Sale Proceeds, plus

(3) the sum of:

(A) the aggregate net cash proceeds received by us or any Restricted Subsidiary from the issuance or sale after the Issue Date of convertible or exchangeable Debt or Disqualified Stock that has been converted into or exchanged for our Capital Stock (other than Disqualified Stock), and

(B) the aggregate amount by which our Debt (other than Subordinated Obligations) or Debt of any Restricted Subsidiary is reduced on our consolidated balance sheet on or after the Issue Date upon the conversion or exchange of any such Debt issued or sold on or prior to the Issue Date that is convertible or exchangeable for our Capital Stock (other than Disqualified Stock), excluding, in the case of clause (A) or (B):

(x) any such Debt issued or sold to us or one of our Subsidiaries or an employee stock ownership plan or trust established by us or any such Subsidiary for the benefit of their employees, and

(y) the aggregate amount of any cash or other Property (other than our Capital Stock which is not Disqualified Stock) distributed by us or any Restricted Subsidiary upon any such conversion or exchange, plus

(4) an amount equal to the sum of:

(A) the net reduction in Investments in any Person other than us or a Restricted Subsidiary resulting from dividends, repayments of loans or advances or other transfers of Property, in each case to us or a Restricted Subsidiary from such Person;

(B) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital to us or our Restricted Subsidiaries with respect to such Restricted Investment; and

(C) the portion (proportionate to our equity interest in such Unrestricted Subsidiary) of the Fair Market Value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary;

provided, however, that the amounts in (A), (B) and (C) shall not exceed, in the case of any Person, the amount of Investments previously made (and treated as a Restricted Payment) by us or any Restricted Subsidiary in such Person, plus

(5) $100.0 million.

Notwithstanding the foregoing limitation, we and our Restricted Subsidiaries, as applicable, may:

(a) pay dividends on its Capital Stock within 60 days of the declaration thereof if, on the declaration date, such dividends could have been paid in compliance with the Indenture; provided, however, that such dividend shall be included in the calculation of the amount of Restricted Payments at the time declared;

(b) purchase, repurchase, redeem, legally defease, acquire or retire for value our Capital Stock or Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, our Capital Stock (other than Disqualified Stock and other than Capital Stock issued or sold to one of our Subsidiaries or an employee stock ownership plan or trust established by us or any such Subsidiary for the benefit of their employees); provided, however, that

(1) such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments, and

(2) the Capital Stock Sale Proceeds from such exchange or sale shall be excluded from the calculation pursuant to clause (c)(2) above;

(c) purchase, repurchase, redeem, legally defease, acquire or retire for value any Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Permitted Refinancing Debt; provided, however, that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments;

(d) repurchase shares of, or options to purchase shares of, our common stock or any of our Subsidiaries from our current or former officers, directors or employees or any of our Subsidiaries (or permitted transferees of such current or former officers, directors or employees), pursuant to the terms of agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of such common stock; provided, however, that:

(1) the aggregate amount of such repurchases shall not exceed $10.0 million in any calendar year; and

(2) at the time of such repurchase, no other Default or Event of Default shall have occurred and be continuing (or result therefrom);

provided further, however, that such repurchases shall be excluded in the calculation of the amount of Restricted Payments;

(e) make payments on intercompany Debt, the Incurrence of which was permitted pursuant to the covenant described under “—Limitation on Debt;” provided that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments made after the Issue Date;

(f) make cash payments, in lieu of issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for our Capital Stock or that of a Restricted Subsidiary; provided that any such payments and dividends shall not be included in the calculation of the amount of Restricted Payments;

(g) repurchase Capital Stock to the extent such repurchase is deemed to occur upon a cashless exercise of stock options or warrants; provided that all such repurchases and dividends shall not be included in the calculation of the amount of Restricted Payments and no proceeds in respect of the issuance of Capital Stock shall be deemed to have been received for the purposes of clause (c)(2) above;

(h) repurchase or redeem, for nominal consideration, preferred stock purchase rights issued in connection with our shareholder rights plan; provided that any such payments shall not be included in the calculation of the amount of Restricted Payments;

(i) make payments to the limited partners (that are not our Affiliates) of AMD Fab 36 Limited Liability Company & Co. KG (“AMD Fab 36 KG”) under the partnership agreements of AMD Fab 36 KG dated April 21, 2004, as such agreements may be amended from time to time;

(j) purchase, repurchase, redeem or acquire the interests of the limited partners (that are not our Affiliates) of AMD Fab 36 KG, including the silent partnership interests and the partnership interests, under the partnership agreements of AMD Fab 36 KG dated April 21, 2004, as such agreements may be amended from time to time; and

(k) other Restricted Payments in an aggregate amount not to exceed $100.0 million.

Limitation on Liens. We shall not directly or indirectly, Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of our Property (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, or any interest therein or any income or profits therefrom, unless we have made or will make effective provision whereby the Notes will be secured by such Lien equally and ratably with (or, if such other Debt constitutes Subordinated Obligations, prior to) all our other Debt or other obligations secured by such Lien for so long as such other Debt or other obligations are secured by such Lien; provided, however, that if the Debt or other obligations so secured are expressly subordinated to the Notes, then the Lien securing such Debt or other obligations shall be subordinated and junior to the Lien securing the Notes.

Limitation on Asset Sales. We shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(a) we receive or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale;

(b) at least 75% of the consideration paid to us or such Restricted Subsidiary in connection with such Asset Sale is in the form of cash or Cash Equivalents; and

(c) we deliver an Officers’ Certificate to the Trustee certifying that such Asset Sale complies with the foregoing clauses (a) and (b).

Solely for the purposes of clause (b) above of this “Asset Sales” provision, the following will be deemed to be cash:

(x) the assumption by the purchaser of our liabilities or the liabilities of any Restricted Subsidiary (other than contingent liabilities or liabilities that are by their terms subordinated to the Notes) as a result of which we and the Restricted Subsidiaries are no longer obligated with respect to such liabilities;

(y) any securities, notes or other obligations received by us or any such Restricted Subsidiary from such purchaser to the extent they are promptly converted or monetized by us or such Restricted Subsidiary into cash (to the extent of the cash received); and

(z) Additional Assets.

The Net Available Cash (or any portion thereof) from Asset Sales may be applied by us or a Restricted Subsidiary, to the extent we or such Restricted Subsidiary elects (or is required by the terms of any Debt) to:

(a) permanently prepay or permanently repay any (1) Debt under any Credit Facility, (2) Debt evidenced by the Convertible Notes, (3) Debt which had been secured by the assets sold in the relevant Asset Sale, and (4) Debt of a Restricted Subsidiary; and/or

(b) to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by us or another Restricted Subsidiary).

Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within 365 days from the date of the receipt of such Net Available Cash shall constitute “Excess Proceeds.”

When the aggregate amount of Excess Proceeds exceeds $25.0 million (taking into account income earned on such Excess Proceeds, if any), we will be required to make an offer to repurchase (the “Prepayment Offer”) the Notes, which offer shall be in the amount of the Allocable Excess Proceeds (rounded to the nearest $1,000), on a pro rata basis according to principal amount, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, to but not including the repurchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. To the extent that any portion of the amount of Net Available Cash remains after compliance with the preceding sentence and provided that all holders of Notes have been given the opportunity to tender their Notes for repurchase in accordance with the Indenture, we or such Restricted Subsidiary may use such remaining amount for any purpose permitted by the Indenture, and the amount of Excess Proceeds will be reset to zero.

The term “Allocable Excess Proceeds” shall mean the product of:

(a) the Excess Proceeds; and

(b) a fraction,

(1) the numerator of which is the aggregate principal amount of the Notes outstanding on the date of the Prepayment Offer, and

(2) the denominator of which is the sum of the aggregate principal amount of the Notes outstanding on the date of the Prepayment Offer and the aggregate principal amount of our other Debt outstanding on the date of the Prepayment Offer that is pari passu in right of payment with the Notes and subject to terms and conditions in respect of Asset Sales similar in all material respects to this covenant and requiring us to make an offer to repurchase such Debt at substantially the same time as the Prepayment Offer.

Within five business days after we are obligated to make a Prepayment Offer as described in the preceding paragraph, we shall send a written notice, by first-class mail, to the holders of Notes, accompanied by such information regarding us and our Subsidiaries as we in good faith believe will enable such holders to make an informed decision with respect to such Prepayment Offer. Such notice shall state, among other things, the purchase price and the repurchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

Limitation on Restrictions on Distributions from Restricted Subsidiaries. We shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist any consensual restriction on the right of any Restricted Subsidiary to:

(a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, or pay any Debt or other obligation owed, to us or any other Restricted Subsidiary;

(b) make any loans or advances to us or any other Restricted Subsidiary; or

(c) transfer any of its Property to us or any other Restricted Subsidiary.

The foregoing limitations will not apply:

(1) with respect to clauses (a), (b) and (c), to restrictions:

(A) in effect on the Issue Date (including, without limitation, restrictions pursuant to the Notes, the Indenture, and any Credit Facility in existence on the Issue Date);

(B) relating to Debt of a Restricted Subsidiary and existing at the time it became a Restricted Subsidiary if such restriction was not created in connection with or in anticipation of the transaction or series of transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by us;

(C) that result from the Refinancing of Debt Incurred pursuant to an agreement referred to in clause (1)(A) or (B) above or in clause (2)(A) or (B) below, provided such restrictions are not materially less favorable, taken as a whole, to the holders of Notes than those under the agreement evidencing the Debt so Refinanced;

(D) relating to Debt incurred after the Issue Date, so long as such restrictions (x) are not materially less favorable, taken as whole, to the holders of Notes than those restrictions in effect on the Issue Date pursuant to the Notes, the Indenture and the Credit Facilities in existence on the Issue Date or (y) relate to Debt incurred pursuant to clause (c) of the definition of Permitted Debt contained herein, so long as the respective restrictions apply only to specific Property or projects financed with the respective Incurrence of Debt and/or to any Subsidiary substantially of all whose assets consist of Property or a project financed with proceeds of such Debt;

(E) existing under or by reason of applicable law or governmental regulation; or

(F) that constitute customary restrictions contained in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into in good faith and not otherwise prohibited by the Indenture; and

(2) with respect to clause (c) only, to restrictions:

(A) relating to Debt that is permitted to be Incurred and secured without also securing the Notes pursuant to the covenants described under “—Limitation on Debt” and “—Limitation on Liens” that limit the right of the debtor to dispose of the Property securing such Debt;

(B) encumbering Property at the time such Property was acquired by us or any Restricted Subsidiary, so long as such restrictions relate solely to the Property so acquired and were not created in connection with or in anticipation of such acquisition;

(C) resulting from customary provisions restricting subletting or assignment of leases or customary provisions in other agreements that restrict assignment of such agreements or rights thereunder;

(D) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; or

(E) customary restrictions contained in asset sale agreements limiting the transfer of such Property pending the closing of such sale.

Limitation on Transactions with Affiliates. We shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of related transactions (including the purchase, sale, transfer, assignment, lease, conveyance or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate of ours (an “Affiliate Transaction”), unless:

(a) the terms of such Affiliate Transaction are:

(1) set forth in writing; and

(2) no less favorable to us or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of ours;

(b) if such Affiliate Transaction involves aggregate payments or value in excess of $25.0 million, the Board of Directors (including at least a majority of the disinterested members of the Board of Directors) approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clause (a)(2) of this paragraph as evidenced by a resolution of the Board of Directors; and

(c) if such Affiliate Transaction involves aggregate payments or value in excess of $50.0 million, we obtain a written opinion from an Independent Financial Advisor to the effect that the consideration to be paid or received in connection with the such Affiliate Transaction is fair, from a financial point of view, to us and any relevant Restricted Subsidiaries.

Notwithstanding the foregoing limitation, we or any Restricted Subsidiary may enter into or suffer to exist the following:

(a) any transaction or series of transactions between us and one or more Restricted Subsidiaries or between two or more Restricted Subsidiaries;

(b) any Restricted Payment permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments” or any Permitted Investment;

(c) any employment, indemnification or other similar agreement or employee benefit plan entered into by us or a Restricted Subsidiary with an employee, officer or director (and payments pursuant thereto) in the ordinary course of business and consistent with past practice that is not otherwise prohibited by the Indenture;

(d) loans and advances to employees made in the ordinary course of business consistent with our past practices or the past practices of a Restricted Subsidiary, as the case may be; provided that such loans and advances do not exceed $10.0 million in the aggregate at any one time outstanding;

(e) payment of reasonable directors’ fees to persons who are not otherwise our Affiliates;

(f) any issuances our of Capital Stock (other than Disqualified Stock) to our Affiliates; and

(g) agreements (and the transactions contemplated thereunder) in effect on the Issue Date and any modifications, extensions or renewals thereto that are not materially less favorable, taken as a whole, to us or any Restricted Subsidiary than such agreements as in effect on the Issue Date.

Designation of Restricted and Unrestricted Subsidiaries. The Board of Directors may designate any one of our Subsidiaries to be an Unrestricted Subsidiary if:

(a) either (1) we are or a Restricted Subsidiary is, as the case may be, permitted to make an Investment in such Subsidiary equal to the sum of the (A) Fair Market Value of the Capital Stock of such Subsidiary plus (B) the amount of any Debt owed by such Subsidiary to us, in each case pursuant to the first paragraph of the covenant under the caption “—Limitation on Restricted Payments,” or (2) such Investment constitutes a Permitted Investment;

(b) immediately after giving pro forma effect to such designation, we could Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under “—Limitation on Debt;” and

(c) such Subsidiary does not own any of our Capital Stock or Debt, or own or hold any Lien on any of our Property, or the Property of any Restricted Subsidiary, and does not have any Debt other than Non-Recourse Debt.

Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of ours will be classified as a Restricted Subsidiary; provided, however, that such Subsidiary shall not be designated a Restricted Subsidiary and shall be automatically classified as an Unrestricted Subsidiary if such Person is a Subsidiary of an Unrestricted Subsidiary.

Notwithstanding anything to the contrary contained herein, Spansion and its Subsidiaries shall constitute Unrestricted Subsidiaries on and after the Issue Date (unless redesignated as Restricted Subsidiaries by us after the Issue Date in accordance with this covenant), and their designation as Unrestricted Subsidiaries (made pursuant to the definition thereof contained herein) shall not be required to meet any of the tests described in the first paragraph of this covenant and shall not constitute a Restricted Payment hereunder.

Except as provided in the first sentence of the first paragraph of this covenant, and except as provided in the immediately preceding paragraph, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary, and neither we nor any Restricted Subsidiary shall at any time be directly or indirectly liable for any Debt (other than Debt pursuant to the Indenture) that provides that the holder thereof may (with the passage of time or notice or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its Stated Maturity upon the occurrence of a default with respect to any Debt, Lien or other obligation of any Unrestricted Subsidiary other than Spansion and its Subsidiaries (including any right to take enforcement action against any such Unrestricted Subsidiary (other than Spansion and its Subsidiaries)).

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if, immediately after giving pro forma effect to such designation,

(x) we could Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under “—Limitation on Debt,” and

(y) no Default or Event of Default shall have occurred and be continuing or would result therefrom.

Any such designation or redesignation by the Board of Directors will be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors giving effect to such designation or redesignation and an Officers’ Certificate that:

(a) certifies that such designation or redesignation complies with the foregoing provisions; and

(b) gives the effective date of such designation or redesignation,

such filing with the Trustee to occur within 60 days after the end of our fiscal quarter in which such designation or redesignation is made (or, in the case of a designation or redesignation made during the last fiscal quarter of our fiscal year, within 90 days after the end of such fiscal year).

Merger, Consolidation and Sale of Property

We shall not merge or consolidate with or into any other Person (other than a merger of a Wholly Owned Restricted Subsidiary and us) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all our Property (other than sales, transfers, assignments, leases, conveyances or dispositions to a Wholly Owned Restricted Subsidiary) in any one transaction or series of transactions unless:

(a) we shall be the Surviving Person in such merger or consolidation, or the Surviving Person (if other than us) formed by such merger or consolidation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

(b) the Surviving Person (if other than us) expressly assumes, by supplemental indenture in form reasonably satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual payment of the principal of, and premium, if any, and interest on, all the Notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by us;

(c) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (c) and clause (d) below, any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person or any Restricted Subsidiary as a result of such transaction or series of transactions as having been Incurred by the Surviving Person or such Restricted Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

(d) immediately after giving effect to such transaction or series of transactions on a pro forma basis, (x) we or the Surviving Person, as the case may be, would be able to Incur at least $1.00 of additional Debt under clause (1) of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Debt,” or (y) the Consolidated Fixed Charge Coverage Ratio for us or the Surviving Person would be greater than such ratio immediately prior to such transaction or series of transactions; and

(e) we shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such transaction or series of transactions and the supplemental indenture, if any, in respect thereto comply with this covenant and that all conditions precedent herein provided for relating to such transaction or series of transactions have been satisfied.

The Surviving Person shall succeed to, and be substituted for, and may exercise our every right and power under the Indenture; provided that the predecessor company in the case of:

(a) a sale, transfer, assignment, conveyance or other disposition of all or substantially all of its Property (unless such sale, transfer, assignment, conveyance or other disposition is of all our Property as an entirety or virtually as an entirety), or

(b) a lease,

shall not be released from any of the obligations or covenants under the Indenture, including with respect to the payment of the Notes.

Payments for Consents

We will not, and will not permit any of our Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

SEC Reports

Notwithstanding that we may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we shall file with the Commission and provide the Trustee and holders of Notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and reports to be so filed with the Commission and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that we shall not be so obligated to file such information, documents and reports with the Commission if the Commission does not permit such filings.

Events of Default

Events of Default in respect of the Notes include:

(1) failure to make the payment of any interest on the Notes when the same becomes due and payable, and such failure continues for a period of 30 days;

(2) failure to make the payment of any principal of, or premium, if any, on, any of the Notes when the same becomes due and payable at its Stated Maturity, upon acceleration, redemption, optional redemption, required repurchase or otherwise;

(3) failure to comply with the covenant described under “—Merger, Consolidation and Sale of Property;”

(4) failure to comply with any other covenant or agreement in the Notes or in the Indenture (other than a failure that is the subject of the foregoing clause (1), (2) or (3)), and such failure continues for 45 days after written notice is given to us as provided below;

(5) a default under any Debt by us or any Restricted Subsidiary that results in acceleration of the maturity of such Debt, or failure to pay any such Debt at maturity, in an aggregate amount greater than $50.0 million or its foreign currency equivalent at the time (the “cross acceleration provisions”);

(6) any judgment or judgments for the payment of money in an aggregate amount in excess of $50.0 million (or its foreign currency equivalent at the time) that shall be rendered against us or any Significant Subsidiary and that shall not be waived, satisfied or discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect (the “judgment default provisions”); and

(7) certain events involving bankruptcy, insolvency or reorganization by us or any Significant Subsidiary (the “bankruptcy provisions”).

A Default under clause (4) is not an Event of Default until the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding notify us of the Default and we do not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”

We shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any event that with the giving of notice or the lapse of time or both would become an Event of Default, its status and what action we are taking or propose to take with respect thereto.

If an Event of Default with respect to the Notes (other than an Event of Default resulting from certain events involving bankruptcy, insolvency or reorganization with respect to us) shall have occurred and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the principal amount of all the Notes then outstanding, plus accrued but unpaid interest to the date of acceleration. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to us shall occur, such amount with respect to all the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes. After any such acceleration, but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of at least a majority in aggregate principal amount of the Notes then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the Notes, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of at least a majority in aggregate principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes.

No holder of Notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, unless:

(a) such holder has previously given to the Trustee written notice of a continuing Event of Default;

(b) the holders of at least 25% in aggregate principal amount of the Notes then outstanding have made a written request and offered reasonable indemnity to the Trustee to institute such proceeding as trustee; and

(c) the Trustee shall not have received from the holders of at least a majority in aggregate principal amount of the Notes then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.

However, such limitations do not apply to a suit instituted by a holder of any Note for enforcement of payment of the principal of, and premium, if any, or interest on, such Note on or after the respective due dates expressed in such Note.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of ours, as such, will have any liability for any of our obligations under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under federal securities laws.

Amendments and Waivers

Subject to certain exceptions, we and the Trustee with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes) may amend the Indenture and the Notes, and the holders of at least a majority in aggregate principal amount of the Notes outstanding may waive any past Default or compliance with any provisions of the Indenture and the Notes (except a Default in the payment of principal, premium, interest, and certain covenants and provisions of the Indenture which cannot be amended without the consent of each holder of an outstanding Note). However, without the consent of each affected holder of an outstanding Note, no amendment may, among other things:

(1) reduce the amount of Notes whose holders must consent to an amendment or waiver;

(2) reduce the rate of, or extend the time for payment of, interest on any Note;

(3) reduce the principal of, or extend the Stated Maturity of, any Note;

(4) make any Note payable in money other than that stated in the Note;

(5) impair the right of any holder of the Notes to receive payment of principal of, premium, if any, and interest on, such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(6) release any security interest that may have been granted in favor of the holders of the Notes other than pursuant to the terms of such security interest;

(7) subordinate the Notes to any of our other obligations;

(8) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed, as described under “—Optional Redemption;”

(9) reduce the premium payable upon a Change of Control or, at any time after a Change of Control has occurred, change the time at which the Change of Control Offer relating thereto must be made or at which the Notes must be repurchased pursuant to such Change of Control Offer; provided, that, prior to the occurrence of a Change of Control, the holders of a majority in aggregate principal amount of the Notes then outstanding may waive the requirement to complete a Change of Control Offer; or

(10) at any time after we are obligated to make a Prepayment Offer with the Excess Proceeds from Asset Sales, change the time at which such Prepayment Offer must be made or at which the Notes must be repurchased pursuant thereto.

The Indenture and the Notes may be amended by us and the Trustee without the consent of any holder of the Notes to:

(1) cure any ambiguity, omission, defect or inconsistency in any manner that is not adverse in any material respect to any holder of the Notes;

(2) provide for the assumption by a Surviving Person of our obligations under the Indenture;

(3) provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4) add Guarantees with respect to the Notes;

(5) secure the Notes, add to our covenants for the benefit of the holders of the Notes or surrender any right or power conferred upon us;

(6) make any change that does not adversely affect the rights of any holder of the Notes;

(7) comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act; or

(8) provide for the issuance of Additional Notes in accordance with the Indenture.

The consent of the holders of the Notes is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment becomes effective, we are required to mail to each holder of the Notes at such holder’s address appearing in the Security Register a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Defeasance

We at any time may terminate all our obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. We at any time may terminate:

(1) our obligations under the covenants described under “—Repurchase at the Option of Holders Upon a Change of Control” and “—Certain Covenants;”

(2) the operation of the cross acceleration provisions, the judgment default provisions, the bankruptcy provisions with respect to Significant Subsidiaries described under “—Events of Default” above; and

(3) the limitation contained in clause (d) under the first paragraph of “—Merger, Consolidation and Sale of Property” above (“covenant defeasance”).

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option.

If we exercise our legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4) (with respect to the covenants described under “—Repurchase at the Option of Holders Upon a Change of Control” and “—Certain Covenants”), (5), (6) or (7) (with respect only to Significant Subsidiaries) under “—Events of Default” above or because of our failure to comply with clause (d) under the first paragraph of “—Merger, Consolidation and Sale of Property” above.

The legal defeasance option or the covenant defeasance option may be exercised only if:

(a) we irrevocably deposit in trust with the Trustee money or U.S. Government Obligations for the payment of principal of, premium, if any, and interest on the Notes to maturity or redemption, as the case may be;

(b) we deliver to the Trustee a certificate from a nationally recognized investment bank, appraisal firm or firm of independent certified public accountants expressing their opinion that the payments of principal, premium, if any, and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal, premium, if any, and interest when due on all the Notes to be defeased to maturity or redemption, as the case may be;

(c) 123 days pass after the deposit is made, and during the 123-day period, no Default described in clause (7) under “—Events of Default” occurs with respect to us or any other Person making such deposit which is continuing at the end of the period;

(d) no Default or Event of Default has occurred and is continuing on the date of such deposit and after giving effect thereto;

(e) such deposit does not constitute a default under any other material agreement or material instrument binding on us;

(f) we deliver to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

(g) in the case of the legal defeasance option, we deliver to the Trustee an Opinion of Counsel stating that:

(1) we have received from the Internal Revenue Service a ruling; or

(2) since the date of the Indenture there has been a change in the applicable U.S. federal income tax law,

to the effect, in either case, that, and based thereon such Opinion of Counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance has not occurred;

(h) in the case of the covenant defeasance option, we deliver to the Trustee an Opinion of Counsel to the effect that the holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

(i) we deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes have been complied with as required by the Indenture.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(a) either:

(1) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to us, have been delivered to the Trustee for cancellation; or

(2) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year, and we have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, U.S. Government Obligations, or a combination of cash in U.S. dollars and U.S. Government Obligations, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

(b) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which we are a party or by which we are bound;

(c) we have paid or caused to be paid all sums payable by it under the Indenture; and

(d) we have delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, we must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Governing Law

The Indenture and the Notes are governed by the internal laws of the State of New York without reference to principles of conflicts of law.

The Trustee

Wells Fargo Bank, N.A. is the Trustee under the Indenture.

Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. Unless the context otherwise requires, an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

“Additional Assets” means:

(a) any Property (other than cash, Cash Equivalents and securities) to be owned by us or any Restricted Subsidiary and used in a Related Business;

(b) Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by us or another Restricted Subsidiary from any Person other than us or our Affiliate; provided, however, that such Restricted Subsidiary is primarily engaged in a Related Business; or

(c) Capital Stock of a Permitted Joint Venture; provided, however, that the acquisition of such Capital Stock complies with the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Affiliate” of any specified Person means:

(a) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; or

(b) any other Person who is a director or executive officer of:

(1) such specified Person;

(2) any Subsidiary of such specified Person; or

(3) any Person described in clause (a) above.

For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Sale” means any sale, lease, transfer, issuance or other disposition (or series of related sales, leases, transfers, issuances or dispositions) by us or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of

(a) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares), or

(b) any of our other Property or that of a Restricted Subsidiary outside of the ordinary course of our business or the ordinary course of business of such Restricted Subsidiary,

other than, in the case of clause (a) or (b) above,

(1) any disposition by a Restricted Subsidiary to us or by us or a Restricted Subsidiary to a Restricted Subsidiary,

(2) any disposition that constitutes a Permitted Investment or Restricted Payment permitted by the covenant described under “—Certain Covenants—Limitation on Restricted Payments,”

(3) any disposition effected in compliance with the first paragraph of the covenant described under “—Merger, Consolidation and Sale of Property,”

(4) the sale or other disposition of cash or Cash Equivalents,

(5) the exchange of assets held by us or a Restricted Subsidiary for assets held by any Person (including Capital Stock of such Person), provided that (i) the assets received by us or such Restricted Subsidiary in any such exchange will immediately constitute, be part of or be used in a Related Business, and (ii) any such assets received are of a comparable Fair Market Value to the assets exchanged,

(6) any disposition in a single transaction or a series of related transactions of assets for aggregate consideration of less than $10.0 million, and

(7) any disposition of surplus, discontinued, damaged or worn-out equipment or other immaterial assets no longer used in the ongoing business of us and our Restricted Subsidiaries.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at any date of determination,

(a) if such Sale and Leaseback Transaction is a Capital Lease Obligation, the amount of Debt represented thereby according to the definition of “Capital Lease Obligations,” and

(b) in all other instances, the present value (discounted at the interest rate implicit in such transaction, determined in accordance with GAAP) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

“Average Life” means, as of any date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing:

(a) the sum of the product of the numbers of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal payment of such Debt or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by

(b) the sum of all such payments.

“Board of Directors” means our board of directors.

“Business Day” means day other than a Saturday, Sunday or other day on which commercial banking institutions in New York City are authorized or required by law to close.

“Capital Lease Obligations” means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of “—Certain Covenants—Limitation on Liens,” a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

“Capital Stock” means, with respect to any Person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in such Person, including Preferred Stock, but excluding any debt security convertible or exchangeable into such equity interest.

“Capital Stock Sale Proceeds” means the aggregate cash proceeds received by us from the issuance or sale (other than to one of our Subsidiaries or an employee stock ownership plan or trust established by us or any such Subsidiary for the benefit of their employees) by us of our Capital Stock (other than Disqualified Stock) after the Issue Date, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Cash Equivalents” means any of the following:

(a) United States dollars or euros;

(b) Investments in U.S. Government Obligations maturing within 365 days of the date of acquisition thereof;

(c) certificates of deposit and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case with any domestic commercial bank or any commercial bank in a member state of the European Union, in each case, having capital and surplus in excess of $500.0 million;

(d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above;

(e) commercial paper, having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition; and

(f) money market funds at least 90% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (e) of this definition.

“Change of Control” means the occurrence of any of the following events:

(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 50% or more of the total voting power of our Voting Stock; or

(b) the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all our Property and the Property of the Restricted Subsidiaries, considered as a whole (other than a disposition of such Property as an entirety or virtually as an entirety to a Wholly Owned Restricted Subsidiary, shall have occurred) or we merge or consolidate with or into any other Person or any other Person merges or consolidates with or into us, in any such event pursuant to a transaction in which our outstanding Voting Stock is reclassified into or exchanged for cash, securities or other Property, other than any such transaction where:

(1) our outstanding Voting Stock is reclassified into or exchanged for other Voting Stock of ours or for Voting Stock of the Surviving Person; and

(2) the holders of our Voting Stock immediately prior to such transaction own, directly or indirectly, not less than a majority of our Voting Stock or the Surviving Person immediately after such transaction and in substantially the same proportion as before the transaction; or

(c) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election or appointment by such Board or whose nomination for election by our stockholders was approved by a vote of not less than a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least a majority of the Board of Directors then in office; or

(d) our stockholders shall have approved any plan of liquidation or dissolution of ours.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commission” means the U.S. Securities and Exchange Commission.

“Consolidated Cash Flow” means, for any period, an amount equal to, for us and our Consolidated Restricted Subsidiaries:

(a) the sum of Consolidated Net Income for such period, plus the following to the extent reducing Consolidated Net Income for such period:

(1) the provision for taxes based on income or profits or utilized in computing net loss,

(2) Consolidated Fixed Charges,

(3) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of us and our Consolidated Restricted Subsidiaries for such period, and

(4) any other non-cash items (other than any such non-cash item to the extent that it represents an accrual of, or reserve for, cash expenditures in any future period), minus

(b) all non-cash items increasing Consolidated Net Income for such period (other than any such non-cash item to the extent that it will result in the receipt of cash payments in any future period).

“Consolidated Current Liabilities” means, as of any date of determination, the aggregate amount of our liabilities and the liabilities of our Consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), after eliminating:

(a) all intercompany items between us and any Restricted Subsidiary or between Restricted Subsidiaries; and

(b) all current maturities of long-term Debt.

“Consolidated Fixed Charge Coverage Ratio” means, as of any date of determination, the ratio of:

(a) the aggregate amount of Consolidated Cash Flow for the most recent four consecutive fiscal quarters for which internal financial statements are available, to

(b) Consolidated Fixed Charges for such four fiscal quarters;

provided, however, that:

(1) if

(A) since the beginning of such period we or any Restricted Subsidiary have Incurred any Debt that remains outstanding or Repaid any Debt, or

(B) the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio is an Incurrence or Repayment of Debt,

Consolidated Fixed Charges for such four-quarter period shall be calculated after giving effect on a pro forma basis to such Incurrence or Repayment as if such Debt was Incurred or Repaid on the first day of such four-quarter period; provided that, in the event of any such Repayment of Debt, Consolidated Cash Flow for such period shall be calculated as if we or such Restricted Subsidiary had not earned any interest income actually earned during such period in respect of the funds used to Repay such Debt, and

(2) if

(A) since the beginning of such period we or any Restricted Subsidiary shall have made any Asset Sale or an Investment (by merger or otherwise) in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary) or an acquisition of Property which constitutes all or substantially all of an operating unit of a business,

(B) the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio is such an Asset Sale, Investment or acquisition, or

(C) since the beginning of such period any Person, that subsequently became a Restricted Subsidiary or was merged with or into us or any Restricted Subsidiary since the beginning of such period, shall have made such an Asset Sale, Investment or acquisition, then Consolidated Cash Flow for such four-quarter period shall be calculated after giving pro forma effect to such Asset Sale, Investment or acquisition as if such Asset Sale, Investment or acquisition had occurred on the first day of such four-quarter period.

If any Debt bears a floating rate of interest and is being given pro forma effect, the interest expense on such Debt shall be calculated as if the base interest rate in effect for such floating rate of interest on the date of determination had been the applicable base interest rate for the entire period (taking into account any Interest Rate Agreement applicable to such Debt if such Interest Rate Agreement has a remaining term in excess of 12 months). In the event the Capital Stock of any Restricted Subsidiary is sold during the period, we shall be deemed, for purposes of clause (1) above, to have Repaid during such period the Debt of such Restricted Subsidiary to the extent we and our continuing Restricted Subsidiaries are no longer liable for such Debt after such sale.

“Consolidated Fixed Charges” means, for any period, our total interest expense and the total interest expense of our Consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent Incurred by us or our Restricted Subsidiaries, without duplication,

(a) interest expense attributable to leases constituting part of a Sale and Leaseback Transaction and to Capital Lease Obligations,

(b) amortization of debt discount and debt issuance costs, including commitment fees,

(c) capitalized interest,

(d) non-cash interest expense,

(e) commissions, discounts and other fees and charges owed with respect to letters of credit and banker’s acceptance financing,

(f) net costs associated with Hedging Obligations (including amortization of fees) related to Interest Rate Agreements,

(g) Disqualified Stock Dividends,

(h) Preferred Stock Dividends,

(i) interest Incurred in connection with Investments in discontinued operations, and

(j) interest actually paid by us or any Restricted Subsidiary under any Guarantee of Debt of any other Person.

“Consolidated Net Income” means, for any period, the net income (loss) by us and our Consolidated Restricted Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(a) any net income of any Person (other than us) if such Person is not a Restricted Subsidiary, except that, subject to the exclusion contained in clause (c) below, our equity and the equity of our Consolidated Restricted Subsidiaries in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Person during such period to us or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (b) below),

(b) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions, directly or indirectly, to us, except that, subject to the exclusion contained in clause (d) below, our equity and the equity of our Consolidated Restricted Subsidiaries in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the greater of (i) the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to us or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Restricted Subsidiary, to the limitation contained in this clause (b)) and (ii) the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to us or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Restricted Subsidiary, to the limitation contained in this clause (b)),

(c) any gain or loss realized upon the sale or other disposition of any of our Property or any Property of our consolidated Subsidiaries (including pursuant to any Sale and Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business,

(d) any net after-tax extraordinary gain or loss,

(e) to the extent non-cash, any unusual, non-operating or non-recurring gain or loss,

(f) the cumulative effect of a change in accounting principles,

(g) any non-cash compensation expense realized for grants of performance shares, stock options or other rights to our officers, directors and employees or any Restricted Subsidiary; provided that such shares, options or other rights can be redeemed at the option of the holder only for our Capital Stock (other than Disqualified Stock),

(h) any cash or non-cash expenses attributable to the closing of manufacturing facilities or the lay-off of employees, in either case which are recorded as “restructuring and other specific charges” in accordance with GAAP, and

(i) gains or losses due to fluctuations in currency values and the related tax effect.

Notwithstanding the foregoing, for purposes of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of Property from Unrestricted Subsidiaries to us or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(4) thereof.

“Consolidated Net Tangible Assets” means our Total Assets (less accumulated depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) and those of our Restricted Subsidiaries, after deducting therefrom Consolidated Current Liabilities and, to the extent otherwise included, the amounts of (without duplication):

(a) the excess of cost over Fair Market Value of assets or businesses acquired;

(b) any revaluation or other write-up in book value of assets subsequent to the last day of our fiscal quarter immediately preceding the Issue Date as a result of a change in the method of valuation in accordance with GAAP;

(c) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

(d) minority interests in consolidated Subsidiaries held by Persons other than us or any Restricted Subsidiary;

(e) treasury stock;

(f) cash or securities set aside and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities; and

(g) Investments in and assets of Unrestricted Subsidiaries.

“Consolidated Restricted Subsidiary” means, for any Person, each Restricted Subsidiary of such Person (whether now existing or hereinafter created or acquired) the financial statements of which are consolidated for financial statement reporting purposes with the financial statements of such Person in accordance with GAAP.

“Convertible Notes” means (1) our $500 million 4.75% convertible senior debentures due 2022 issued pursuant to the indenture, dated as of January 29, 2002, by and among us and The Bank of New York, as trustee and (2) our $402.5 million 4.50% convertible senior notes due 2007 issued pursuant to the indenture, dated as of November 25, 2002, by and among us and The Bank of New York, as trustee, in each case, as amended, restated, modified, renewed, refunded, replaced or Refinanced in whole or in part from time to time.

“Credit Facilities” means, with respect to us or any Restricted Subsidiary, one or more debt or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, notes, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or to special purpose, bankruptcy remote entities formed to borrow from such lenders against such receivables or inventory) or trade or standby letters of credit, in each case as any such facility may be revised, restructured or Refinanced from time to time, including to extend the maturity thereof, to increase the amount of commitments thereunder (provided that any such increase is permitted under the covenant described under “—Certain Covenants—Limitation on Debt”), or to add Restricted Subsidiaries as additional borrowers or guarantors thereunder, whether by the same or any other agent, lender or group of lenders or investors and whether such revision, restructuring or Refinancing is under one or more Debt facilities or commercial paper facilities, indentures or other agreements, in each case with banks or other institutional lenders or trustees or investors providing for revolving credit loans, term loans, notes or letters or credit, together with related documents thereto (including, without limitation, any guaranty agreements and security documents). Notwithstanding the foregoing, Credit Facilities shall not include (x) Debt outstanding on the Issue Date evidenced by the Convertible Notes or (y) our Debt evidenced by the private notes (excluding any Additional Notes) issued in this offering and any exchange notes issued in exchange for the private notes (excluding any Additional Notes) pursuant to the Registration Rights Agreement.

“Currency Exchange Protection Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

“Debt” means, with respect to any Person on any date of determination (without duplication):

(a) the principal of and premium (if any) in respect of:

(1) debt of such Person for money borrowed; and

(2) debt evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(b) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale and Leaseback Transactions entered into by such Person;

(c) all obligations of such Person representing the deferred purchase price of Property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (a) through (c) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(e) the amount of all obligations of such Person with respect to the Repayment of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(f) all obligations of the type referred to in clauses (a) through (e) above of other Persons and all dividends of other Persons the payment of which, in either case, such Person is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(g) all obligations of the type referred to in clauses (a) through (f) above of other Persons secured by any Lien on any Property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the Fair Market Value of such Property and the amount of the obligation so secured; and

(h) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Debt of any Person at any date shall be the outstanding balance, or the accreted value of such Debt in the case of Debt issued with original issue discount, at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. The amount of Debt represented by a Hedging Obligation shall be equal to:

(1) zero if such Hedging Obligation has been Incurred pursuant to clause (f) or (g) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Debt,” or

(2) the notional amount of such Hedging Obligation if not Incurred pursuant to such clauses.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means any of our Capital Stock or of our Restricted Subsidiaries that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case at the option of the holder thereof) or otherwise:

(a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(b) is or may become redeemable or repurchasable at the option of the holder thereof, in whole or in part; or

(c) is convertible or exchangeable at the option of the holder thereof for Debt or Disqualified Stock,

on or prior to, in the case of clause (a), (b) or (c), 123 days following the Stated Maturity of the Notes. Notwithstanding the foregoing, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require us to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that we may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Limitation on Restricted Payments.”

“Disqualified Stock Dividends” means all dividends with respect to our Disqualified Stock held by Persons other than a Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to us.

“Event of Default” has the meaning set forth under “—Events of Default.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, with respect to any Property, the price that could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined, except as otherwise provided,

(a) if such Property has a Fair Market Value equal to or less than $25.0 million, by any Officer of ours, or

(b) if such Property has a Fair Market Value in excess of $25.0 million, by at least a majority of the Board of Directors and evidenced by a resolution of the Board of Directors dated within 30 days of the relevant transaction.

“GAAP” means generally accepted accounting principles consistently applied as in effect in the United States from time to time.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise), provided, however, that the term “Guarantee” shall not include:

(1) endorsements for collection or deposit in the ordinary course of business; or

(2) a contractual commitment by one Person to invest in another Person for so long as such Investment is reasonably expected to constitute a Permitted Investment under clause (a), (b) or (c) of the definition of “Permitted Investment.”

The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.

“Hedging Obligation” of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, Currency Exchange Protection Agreement or any other similar agreement or arrangement.

“holder” means a Person in whose name a Note is registered in the Note register.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Debt, becoming Debt shall not be deemed an Incurrence of such Debt; provided further, however, that any Debt or other obligations of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and provided further, however, that solely for purposes of determining compliance with “—Certain Covenants—Limitation on Debt,” amortization of debt discount shall not be deemed to be the Incurrence of Debt, provided that in the case of Debt sold at a discount, the amount of such Debt Incurred shall at all times be the aggregate principal amount at Stated Maturity.

“Independent Financial Advisor” means an investment banking firm of national standing or any third-party appraiser of national standing in the United States, provided that such firm or appraiser is not our Affiliate.

“Interest Rate Agreement” means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect against fluctuations in interest rates.

“Investment” by any Person means any direct or indirect loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person), advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) to, or Incurrence of a Guarantee of any obligation of, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person. For purposes of the covenants described under “—Certain Covenants—Limitation on Restricted Payments” and “—Designation of Restricted and Unrestricted Subsidiaries” and the definition of “Restricted Payment,” the term “Investment” shall include (a) upon the issuance, sale or other disposition of Capital Stock of any Restricted Subsidiary to a Person other than us or another Restricted Subsidiary as a result of which such Restricted Subsidiary ceases to be a Restricted Subsidiary, the Fair Market Value of the remaining interest, if any, in such former Restricted Subsidiary held by us or such other Restricted Subsidiary, and (b) at the time that a Subsidiary of ours is designated an Unrestricted Subsidiary (excluding the designation of Spansion and its Subsidiaries as Unrestricted Subsidiaries on the Issue Date), the portion (proportionate to our equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary; provided, however, that upon a redesignation of any Unrestricted Subsidiary (including Spansion and its Subsidiaries) as a Restricted Subsidiary, we shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary of an amount (if positive) equal to:

(a) our “Investment” in such Subsidiary at the time of such redesignation, less

(b) the portion of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation (proportionate to our equity interest in such Subsidiary).

In determining the amount of any Investment made by transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such Investment.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P (or the equivalent ratings from any other relevant Rating Agency).

“Issue Date” means October 29, 2004.

“Lien” means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction).

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Available Cash” from any Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations relating to the Property that is the subject of such Asset Sale or received in any other non-cash form), in each case net of:

(a) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale;

(b) all payments made on or in respect of any Debt that is secured by any Property subject to such Asset Sale, in accordance with the terms of any Lien upon such Property, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale;

(c) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale; and

(d) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the Property disposed of in such Asset Sale and retained by us or any Restricted Subsidiary after such Asset Sale.

“Non-Recourse Debt” means Debt:

(a) as to which neither we nor any Restricted Subsidiary provide any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Debt) or is directly or indirectly liable (as a guarantor or otherwise) or as to which there is any recourse to our assets; and

(b) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of our other Debt or the Debt of any Restricted Subsidiary to declare a default under such other Debt or cause the payment therefor to be accelerated or payable prior to its stated maturity.

“Officer” means our Chief Executive Officer, the President, the Chief Financial Officer or any Executive Vice President.

“Officers’ Certificate” means a certificate signed by two of our Officers, at least one of whom shall be our principal executive officer or principal financial officer, and delivered to the Trustee.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to us or the Trustee.

“Permitted Investment” means any Investment by us or a Restricted Subsidiary in existence on the Issue Date or in:

(a) us or any Restricted Subsidiary;

(b) any Person that will, upon the making of such Investment, become a Restricted Subsidiary;

(c) any Person if as a result of such Investment such Person is merged or consolidated with or into, or transfers or conveys all or substantially all its Property to, us or a Restricted Subsidiary;

(d) Cash Equivalents;

(e) receivables owing to us or a Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as we or such Restricted Subsidiary deem reasonable under the circumstances;

(f) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(g) loans and advances to employees made in the ordinary course of business consistent with our past practices and the past practices of a Restricted Subsidiary, as the case may be; provided that such loans and advances do not exceed $10.0 million in the aggregate at any one time outstanding;

(h) stock, obligations or other securities received in settlement of debts created in the ordinary course of business and owing to us or a Restricted Subsidiary or in satisfaction of judgments;

(i) any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with the covenant described under “—Certain Covenants—Limitation on Asset Sales;”

(j) Investments in Permitted Joint Ventures that do not exceed 15% of Total Assets in the aggregate outstanding at any one time;

(k) any acquisition of assets or Capital Stock solely in exchange for the issuance of our Capital Stock (other than Disqualified Stock);

(l) Investments represented by Hedging Obligations if such Hedging Obligation has been Incurred pursuant to clause (f) or (g) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Debt;”

(m) Guarantees by us and our Restricted Subsidiaries of Debt and other obligations of Spansion and its Subsidiaries and any payments made pursuant to such Guarantees provided that such Guarantees (plus, without duplication, the aggregate amount actually paid by us and our Restricted Subsidiaries after the Issue Date pursuant to such Guarantees and not reimbursed to them by Spansion and its Subsidiaries) do not exceed $500.0 million outstanding at any one time; and

(n) other Investments made for Fair Market Value that do not exceed $100.0 million in the aggregate outstanding at any one time.

“Permitted Joint Venture” means any Person which is, directly or indirectly, engaged principally in a Related Business, and the Capital Stock, or securities convertible into Capital Stock, of which is owned by us and one or more Persons other than us or any of our Affiliates.

“Permitted Liens” means:

(a) Liens securing the Notes;

(b) Liens to secure Debt permitted to be Incurred under clause (b) of the second paragraph under “—Certain Covenants—Limitation on Debt;”

(c) Liens to secure Debt permitted to be Incurred under clause (c) of the second paragraph under “—Certain Covenants—Limitation on Debt;” provided that any such Lien may not extend to any Property of ours, other than the Property acquired, constructed or leased with the proceeds of any such Debt and any improvements or accessions to such Property;

(d) Liens for taxes, assessments or governmental charges or levies on our Property if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision that shall be required in conformity with GAAP shall have been made therefor;

(e) Liens imposed by law, such as carriers’, landlords’, warehousemen’s and mechanics’ Liens and other similar Liens, on our Property arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith and by appropriate proceedings;

(f) Liens on our Property Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice, in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate impair in any material respect the use of Property in the operation of our business and the operation of business of our Restricted Subsidiaries taken as a whole;

(g) Liens on Property at the time we acquired such Property, including any acquisition by means of a merger or consolidation with or into us; provided, however, that any such Lien may not extend to any of our other Property; provided further, however, that such Liens shall not have been Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Property was acquired by us;

(h) pledges or deposits by us under workers’ compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which we are a party, or deposits to secure our public or statutory obligations, surety or appeal bonds, performance bonds or deposits for the payment of rent or margin deposits, in each case Incurred in the ordinary course of business;

(i) utility easements, building restrictions and such other encumbrances or charges against real Property as are of a nature generally existing with respect to properties of a similar character;

(j) Liens securing Debt permitted to be Incurred with respect to any Hedging Obligations pursuant to the covenant described under “—Certain Covenants—Limitation on Debt” or collateral for such Debt to which the Hedging Obligations relate;

(k) Liens on the Capital Stock of any Unrestricted Subsidiary to secure Debt of that Unrestricted Subsidiary;

(l) Liens in favor of us;

(m) Liens existing on the Issue Date not otherwise described in clauses (a) through (l) above;

(n) Liens on our Property to secure any Refinancing, in whole or in part, of any Debt secured by Liens referred to in clause (c), (g) or (m) above; provided, however, that any such Lien shall be limited to all or part of the same Property that secured the original Lien (together with any improvements and accessions to such Property) and the aggregate principal amount of Debt that is secured by such Lien shall not be increased to an amount greater than the sum of:

(1) the outstanding principal amount, or, if greater, the committed amount, of the Debt secured by Liens described under clause (c), (g) or (m) above, as the case may be, at the time the original Lien became a Permitted Lien under the Indenture; and

(2) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, incurred by us in connection with such Refinancing; and

(o) other Liens to secure Debt, so long as the aggregate principal amount of Debt secured thereby at the time such Lien is created does not exceed 5% of our Consolidated Net Tangible Assets, shown on our consolidated balance sheet in accordance with GAAP on the last day of the most recent fiscal quarter ending at least 40 days prior to the date any such Lien shall be Incurred.

“Permitted Refinancing Debt” means any Debt that Refinances any other Debt, including any successive Refinancings, so long as:

(a) such Debt is in an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) not in excess of the sum of:

(1) the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding of the Debt being Refinanced; and

(2) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to such Refinancing;

(b) the Average Life of such Debt is equal to or greater than the Average Life of the Debt being Refinanced;

(c) the Stated Maturity of such Debt is no earlier than the Stated Maturity of the Debt being Refinanced; and

(d) the new Debt shall not be senior in right of payment to the Debt that is being Refinanced;

provided, however, that Permitted Refinancing Debt shall not include:

(x) Debt of a Subsidiary that Refinances our Debt; or

(y) Our Debt or the Debt of a Restricted Subsidiary that Refinances Debt of an Unrestricted Subsidiary.

“Person” means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of any other class of Capital Stock issued by such Person.

“Preferred Stock Dividends” means all dividends with respect to Preferred Stock of Restricted Subsidiaries held by Persons other than us or a Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Preferred Stock.

“pro forma” means, with respect to any calculation made or required to be made pursuant to the terms hereof, a calculation performed in accordance with Article 11 of Regulation S-X promulgated under the Securities Act.

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to the Indenture, the value of any Property shall be its Fair Market Value.

“Purchase Money Debt” means Debt:

(a) consisting of the deferred purchase price of Property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds, in each case where the maturity of such Debt does not exceed the anticipated useful life of the Property being financed; and

(b) Incurred to finance the acquisition, construction or lease by us or a Restricted Subsidiary of such Property, including additions and improvements thereto;

provided, however, that such Debt is Incurred within 180 days after the acquisition, construction or lease of such Property by us or such Restricted Subsidiary.

“Qualified Equity Offering” means any public or private offering for cash of our Capital Stock (other than Disqualified Stock) other than (i) public offerings of Capital Stock registered on Form S-8 or (ii) other issuances upon the exercise of options of our employees or any of our Subsidiaries.

“Rating Agencies” means Moody’s and S&P (or, if either such entity ceases to rate the notes for reasons outside of our control, any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us as a replacement agency).

“Refinance” means, in respect of any Debt, to refinance, extend, renew, refund or Repay, or to issue other Debt, in exchange or replacement for, such Debt. “Refinanced” and “Refinancing” shall have correlative meanings.

“Registration Rights Agreement” means the registration rights agreement among us and the initial purchasers entered into in connection with the Notes.

“Related Business” means any business that is related, ancillary or complementary to our businesses and the businesses of the Restricted Subsidiaries on the Issue Date and any reasonable extension thereof.

“Repay” means, in respect of any Debt, to repay, prepay, repurchase, redeem, legally defease or otherwise retire such Debt. “Repayment” and “Repaid” shall have correlative meanings. For purposes of the covenant described under “—Certain Covenants—Limitation on Asset Sales” and the definition of “Consolidated Fixed Charge Coverage Ratio,” Debt shall be considered to have been Repaid only to the extent the related loan commitment, if any, shall have been permanently reduced in connection therewith.

“Restricted Payment” means:

(a) any dividend or distribution (whether made in cash, securities or other Property) declared or paid on or with respect to any shares of our Capital Stock or those of any Restricted Subsidiary (including any payment in connection with any merger or consolidation with or into us or any Restricted Subsidiary), except for any dividend or distribution that is made solely to us or a Restricted Subsidiary (and, if such Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, to the other shareholders of such Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by us or a Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis) or any dividend or distribution payable solely in shares of our Capital Stock (other than Disqualified Stock);

(b) the purchase, repurchase, redemption, acquisition or retirement for value of any our Capital Stock or those of any Restricted Subsidiary (other than from us or a Restricted Subsidiary and other than for our Capital Stock that is not Disqualified Stock);

(c) the purchase, repurchase, redemption, acquisition or retirement for value, prior to the date for any scheduled maturity, sinking fund or amortization or other installment payment, of any Subordinated Obligation (other than the purchase, repurchase or other acquisition of any Subordinated Obligation purchased in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation, in each case due within one year of the date of acquisition); and

(d) any Investment (other than Permitted Investments) in any Person.

“Restricted Subsidiary” means any of one of our Subsidiaries other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services or any successor to the rating agency business thereof.

“Sale and Leaseback Transaction” means any direct or indirect arrangement relating to Property now owned or hereafter acquired whereby we or a Restricted Subsidiary transfer such Property to another Person and we or a Restricted Subsidiary lease it from such Person.

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” of ours within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

“Spansion” means Spansion LLC, a Delaware limited liability company, and its successors.

“Stated Maturity” means, with respect to any Debt or security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Obligation” means any of our Debt (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes pursuant to a written agreement to that effect.

“Subsidiary” means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which at least a majority of the total voting power of the Voting Stock is at the time owned or controlled, directly or indirectly, by:

(a) such Person;

(b) such Person and one or more Subsidiaries of such Person; or

(c) one or more Subsidiaries of such Person.

“Surviving Person” means the surviving Person formed by a merger or consolidation and, for purposes of the covenant described under “—Merger, Consolidation and Sale of Property,” a Person to whom all or substantially all of our Property is sold, transferred, assigned, leased, conveyed or otherwise disposed.

“Total Assets” means, with respect to any date of determination, our total consolidated assets shown on our consolidated balance sheet in accordance with GAAP on the last day of the fiscal quarter prior to the date of determination.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to November 1, 2008; provided, however that if the period from the redemption date to November 1, 2008 is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to November 1, 2008 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Subsidiary” means:

(a) (x) on the Issue Date, Spansion and its Subsidiaries and (y) any one of our Subsidiaries that is designated after the Issue Date as an Unrestricted Subsidiary as permitted or required pursuant to the covenant described under “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries;” and in any case so long as the respective Unrestricted Subsidiary is not thereafter redesignated as a Restricted Subsidiary as permitted pursuant to the covenant described under “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries;” and

(b) any Subsidiary of an Unrestricted Subsidiary.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Voting Stock” of any Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Restricted Subsidiary” means, at any time, a Restricted Subsidiary all the Voting Stock of which (except directors’ qualifying shares) is at such time owned, directly or indirectly, by us and our other Wholly Owned Restricted Subsidiaries.

BOOK-ENTRY; DELIVERY AND FORM

We will issue exchange notes in fully registered form, without interest coupons, in denominations of $1,000 and integral multiples of $1,000. The notes will be initially issued in the form of one or more Global Securities registered in the name of The Depository Trust Company, or DTC, or its nominee.

Upon the issuance of a Global Security, DTC or its nominee will credit the accounts of persons holding through it with the respective principal amounts of the notes represented by such global security purchased by such persons in the offering. Such accounts shall be designated by the initial purchasers. Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC (“participants”) or persons that may hold interests through participants. Any person acquiring an interest in a Global Security through an offshore transaction in reliance on Regulation S of the Securities Act may hold such interest through Clearstream Banking, S.A. or Euroclear Bank S.A./N.V., as operator of the Euroclear System. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in such global security other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

Payment of principal of and interest on notes represented by a global security will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented thereby for all purposes under the indenture. We have been advised by DTC that upon receipt of any payment of principal of or interest on any global security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such global security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

A Global Security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. A global security is exchangeable for certificated notes only if:

•	DTC notifies us that it is unwilling or unable to continue as a depositary for such global security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act;

•	we may in our discretion at any time determine not to have all the notes represented by such global security; or

•	there shall have occurred and be continuing a default or an event of default with respect to the notes represented by such global security.

Any global security that is exchangeable for certificated notes pursuant to the preceding sentence will be exchanged for certificated notes in authorized denominations and registered in such names as DTC or any successor depositary holding such global security may direct. Subject to the foregoing, a global security is not exchangeable, except for a global security of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a global security becomes exchangeable for certificated notes:

•	certificated notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof,

•	payment of principal of, and premium, if any, and interest on, the certificated notes will be payable, and the transfer of the certificated notes will be registrable, at the office or agency of ours maintained for such purposes, and

•	no service charge will be made for any registration of transfer or exchange of the certificated notes, although we may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

So long as DTC or any successor depositary for a Global Security, or any nominee, is the registered owner of such Global Security, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Security for all purposes under the indenture and the notes. Except as set forth above, owners of beneficial interests in a Global Security will not be entitled to have the notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of certificated notes in definitive form and will not be considered to be the owners or holders of any notes under such Global Security. Accordingly, each Person owning a beneficial interest in a Global Security must rely on the procedures of DTC or any successor depositary, and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of us, the Trustee or the initial purchasers will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relating to the exchange of the private notes for exchange notes in the exchange offer, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, administrative, or judicial action, possibly with retroactive effect. We have not sought and will not seek any rulings from the IRS with respect to the statements made and the conclusions reached in the following summary, and accordingly, there can be no assurance that the IRS will not successfully challenge the tax consequences described below. This summary only applies to you if you exchange your private notes for exchange notes in the exchange offer. This summary also does not discuss the effect of any applicable U.S. state and local or non-U.S. tax laws or U.S. tax laws other than U.S. income tax law. In addition, this summary does not discuss every aspect of U.S. federal income taxation that may be relevant to you in light of your personal circumstances or if you are otherwise subject to special tax treatment, including, without limitation, if you are:

•	a bank;

•	a financial institution;

•	a holder subject to the alternative minimum tax;

•	a broker or dealer in securities or currencies;

•	an insurance company;

•	a person whose functional currency is not the U.S. dollar;

•	a tax-exempt organization;

•	an investor in a pass-through entity holding the notes;

•	a partnership or other entity treated as a partnership for tax purposes;

•	a U.S. expatriate;

•	a person holding notes as a part of a hedging or conversion transaction or a straddle for tax purposes; or

•	a foreign person or entity.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

The exchange of the private notes for the exchange notes in the exchange offer will not be treated as an “exchange” for federal income tax purposes, because the exchange notes will not be considered to differ materially in kind or extent from the private notes. Accordingly, the exchange of private notes for exchange notes will not be a taxable event to holders for federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the private notes and the same tax consequences to holders as the outstanding notes have to holders, including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for private notes where the broker-dealer acquired the private notes as a result of market-making activities or other trading activities. We have agreed that after this registration statement is declared effective by the SEC and until 180 days after the exchange offer has been completed or such time as broker-dealers no longer own any transfer restricted securities, we will make this prospectus, as amended or supplemented, available to any broker-dealer that requests it in the letter of transmittal for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Broker-dealers may sell exchange notes received by broker-dealers for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or deals who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on any resale of exchange notes and any commissions or concessions received by any such persons my be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify the holders of the notes (including any broker-dealers) against liabilities under the Securities Act.

By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us before using the prospectus in connection with the sale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus to make the statement in the prospectus not misleading or which may impose upon us disclosure obligations that may have a material adverse effect on us, which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

LEGAL MATTERS

Certain legal matters relating the validity of the exchange notes will be passed upon for us by Latham & Watkins LLP, San Francisco, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule for the year ended December 26, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 26, 2004, both included in our Annual Report on Form 10-K for the year ended December 26, 2004, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule, and management’s assessment of the effectiveness of internal control over financial reporting are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we file annual, quarterly and periodic reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters (File No. 1-7882). You may read and copy any documents we have filed with the SEC at prescribed rates at the SEC’s Public Reference Room at Room 1024 Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. You may also obtain copies of these materials at prescribed rates by mail by writing to the SEC’s Public Reference Section at the address set forth above, or by calling (800) SEC-0330. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov. Information contained in our web site is not part of this prospectus.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

AMD SEC Filings (File No. 1-7882)	Period ended
Annual Report on Form 10-K (including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2005 Annual Meeting of Stockholders)	December 26, 2004
Current Report on Form 8-K	filed on January 11, 2005
Current Report on Form 8-K	filed on February 10, 2005
Current Report on Form 8-K/A	filed on February 10, 2005
Current Report on Form 8-K	filed on March 2, 2005

All documents that we file with the SEC from the date of this prospectus and prior to the termination of the exchange offer under this prospectus shall also be deemed to be incorporated in this prospectus by reference.

You may obtain copies of these documents from us without charge (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) by writing to us at Advanced Micro Devices, Inc., One AMD Place, P.O. Box 3453, Sunnyvale, California 94088-3453, or calling us at (408) 749-4000.

Advanced Micro Devices, Inc.

OFFER TO EXCHANGE

up to $600,000,000 aggregate principal amount of its

7.75% Senior Notes due 2012,

which have been registered under the Securities Act,

for any and all of its outstanding 7.75% Senior Notes due 2012

PROSPECTUS

                    ,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. Indemnification of Officers and Directors

We are a Delaware corporation. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (the “DGCL”), enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director or officer had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for, by, or granted pursuant to Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

We have the power to indemnify its directors, officers and other persons against liability for certain acts pursuant to Section 145 of the DGCL and pursuant to Article 8 of our Bylaws.

In addition, we maintain a standard form of directors’ and officers’ liability insurance policy. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated in this Item 21 by reference.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(l)(i) and (a)(l)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sunnyvale, state of California, on March 21, 2005.

ADVANCED MICRO DEVICES, INC.

By	/S/ ROBERT J. RIVET
Robert J. Rivet Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

* Hector de J. Ruiz	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 21, 2005

/S/ ROBERT J. RIVET Robert J. Rivet	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 21, 2005

* W. Michael Barnes	Director	March 21, 2005

* Charles M. Blalack	Director	March 21, 2005

* R. Gene Brown	Director	March 21, 2005

* Bruce L. Claflin	Director	March 21, 2005

* H. Paulett Eberhart	Director	March 21, 2005

* David J. Edmondson	Director	March 21, 2005

* Robert B. Palmer	Director	March 21, 2005

* Leonard M. Silverman	Director	March 21, 2005

Morton L. Topfer	Director

By:	/S/ ROBERT J. RIVET
(Robert J. Rivet, Attorney-in-Fact)

EXHIBIT INDEX

Exhibit Number	Exhibit Description
4.4	Indenture, dated as of October 29, 2004, by and between the Company and Wells Fargo Bank, N.A, filed as Exhibit 4.1 to AMD’s Form 8-K dated November 2, 2004, is hereby incorporated by reference.*

4.5	Registration Rights Agreement, dated as of October 29, 2004, by and among Advanced Micro Devices, Inc. and Citigroup Global Markets Inc., filed as Exhibit 10.1 to AMD’s Form 8-K dated November 2, 2004, is hereby incorporated by reference.*

4.6	Form of 7.75% Senior Note due 2012, filed as Exhibit 4.2 to AMD’s Form 8-K dated November 2, 2004, is hereby incorporated by reference.*

5.1	Opinion of Latham & Watkins LLP*

12.1	Statement of Computation of Ratios

23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1)*

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

24.1	Power of Attorney*

25.1	Statement of Eligibility under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee of Bankers Trust Company (Form T-1)*

99.1	Letter of Transmittal with Respect to the Exchange Offer*

99.2	Notice of Guaranteed Delivery with Respect to the Exchange Offer*

99.3	Letter to DTC Participants Regarding the Exchange Offer*

99.4	Letter to Beneficial Holders Regarding the Exchange Offer*

99.5	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

*	Previously filed